As filed with the Securities and Exchange Commission on April 18, 2001

                           Registration No. 333-52726

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  AMENDMENT NO. 4
                                          TO
                                    FORM S-4
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                               CII FINANCIAL, INC.
             (Exact name of Registrant as specified in its charter)

               California                                  6331
    (State or other jurisdiction of            (Primary Standard Industrial
     incorporation or organization)            Classification Code Number)
                                                 2716 North Tenaya Way
                                                Las Vegas, Nevada 89128
                                                     (702) 242-7040

                                     95-4188244
                                  (I.R.S. Employer
                               Identification Number)



                   (Name and address, including zip code, and
                    telephone number, including area code, of Registrant's principal executive offices)

                             David Sonenstein, Esq.
                                 General Counsel
                              2716 North Tenaya Way
                             Las Vegas, Nevada 89128
                                 (702) 242-7046

          (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                            Stephen P. Farrell, Esq.
                              Howard A. Kenny, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective in connection with the exchange offer described in the prospectus contained in this Registration Statement.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|__________

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ____________

                            ------------------------


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   Subject to Completion. Dated April 18, 2001


------- -----------------------------------------------------------------------

                          PROSPECTUS AND EXCHANGE OFFER

-------

-------
                               CII FINANCIAL, INC.

-------

-------
          EXCHANGE OFFER FOR ALL OUTSTANDING 7 1/2% CONVERTIBLE SUBORDINATED DEBENTURES DUE SEPTEMBER 15, 2001 OF CII FINANCIAL, INC.
-------   (CUSIP NO. 12551LAB7)

-------

        EXCHANGE OFFER EXPIRATION: May 1, 2001 at 11:59 p.m., New York time.

-------

-------
        EXCHANGE OFFER

-------

-------
        We are offering to exchange your 7 1/2% convertible subordinated debentures due September 15, 2001 of CII Financial, Inc., under either of the following two options:

-------

                o $1,000 in principal  amount of new 9 1/2% senior  debentures due September 15, 2004 of CII Financial for each $1,000 in principal amount of the old junior subordinated debentures that you tender, up to a maximum of $20,000,000 in aggregate principal amount of old junior subordinated debentures; or


-------

                o $739.12 in cash for each $1,000 in  principal  amount of the old junior subordinated debentures that you tender, up to a maximum of $27,059,000 in aggregate principal amount of old junior subordinated debentures. We have $20,000,000 available for debentures tendered for cash. If the cash option is oversubscribed, holders who elect the cash option will be permitted to sell a prorated amount of their old junior subordinated debentures for cash and we will exchange the balance of old junior subordinated debentures we receive for new senior debentures.


-------
        We will pay the interest on all old junior subordinated debentures accepted in the exchange offer to, but not including, the date of acceptance.

-------
        We have applied to list the new senior debentures on the New York Stock Exchange.

-------
        The exchange offer is subject to the following material conditions:

-------
             o    valid tenders of at least 90% of the aggregate principal
-------           amount of the old junior subordinated debentures;

             o valid tenders of at least $27,059,000 aggregate principal amount of old junior subordinated debentures for cash; and

             o the receipt of the consent of the lenders under the $135 million senior secured credit facility of our parent, Sierra Health Services, Inc., which has been irrevocably and unconditionally guaranteed by us, to the issuance by us of the new senior debentures in the exchange offer and to the subordination of our guaranty of Sierra's credit facility to the new senior debentures.


-------


-------

        The holders of approximately $20 million  aggregate  principal amount of
        old  junior   subordinated   debentures   have  agreed to accept the
        exchange offer on the terms and conditions included in this prospectus. In addition, advisors to the holders of approximately $4 million have indicated that they will recommend acceptance of the exchange offer to the holders.


        If the conditions of the exchange offer are satisfied or waived by us, we will accept for exchange any and all old junior subordinated debentures that are validly tendered and not withdrawn before 11:59 p.m., New York City time, on the expiration date of the exchange offer. If the conditions are not satisfied or waived or if we otherwise terminate the exchange offer, tendered old junior subordinated debentures will be returned, without expense to you.


-------
        Both acceptance and rejection of this exchange offer involve a high degree of risk. See "Risk Factors" beginning on page 15 of this prospectus for a discussion of some of the risks you should consider in evaluating the exchange offer and an investment in the securities offered through this prospectus.


-------
        Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is adequate or accurate. Any representation to the contrary is a criminal offense.

-------

             The exclusive dealer manager for the exchange offer is:
                         Banc of America Securities LLC

             The date of this prospectus is .
-------

-------

------- ----------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                                                               Page


PROSPECTUS SUMMARY...............................................................................................1


RISK FACTORS....................................................................................................15

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS...............................................................21

WHERE YOU CAN FIND ADDITIONAL INFORMATION.......................................................................21

USE OF PROCEEDS.................................................................................................22

CAPITALIZATION..................................................................................................23

THE EXCHANGE OFFER..............................................................................................24

BUSINESS....................................................................................................... 36

SELECTED FINANCIAL AND OTHER DATA...............................................................................52

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...........................54

MANAGEMENT......................................................................................................64

CERTAIN TRANSACTIONS............................................................................................70

PRINCIPAL STOCKHOLDERS..........................................................................................71

DESCRIPTION OF OTHER INDEBTEDNESS...............................................................................71

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS...........................................................74

DESCRIPTION OF DEBENTURES.......................................................................................79

BOOK-ENTRY SYSTEM-- THE DEPOSITORY TRUST COMPANY................................................................98

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES..........................................................99

LEGAL MATTERS..................................................................................................103

EXPERTS........................................................................................................104


ANNEX I....................................................................................................... A-1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.....................................................................F-1

                               PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. To understand the exchange offer fully and for a more complete description of the legal terms of the exchange offer, you should read carefully this entire prospectus and the other documents to which we have referred you, including the letter of transmittal accompanying this prospectus. Unless otherwise indicated, "CII
Financial," "we," "us," and "our" refer to CII Financial, Inc. and its subsidiaries. Although we refer to CII Financial in this manner, CII Financial is a holding company and conducts all of its operations through its subsidiaries. CII Financial is the sole obligor on all of the debentures discussed in this prospectus.


Throughout this prospectus, we sometimes refer to our existing 7 1/2% convertible subordinated debentures due September 15, 2001 as our "old junior subordinated debentures," to our new 9 1/2% senior debentures due September 15, 2004 as our "new senior debentures" and to those new senior debentures and the cash payment offered in exchange for your old junior subordinated debentures collectively as the "exchange consideration."


                               CII Financial, Inc.

     We are a holding company primarily engaged in writing workers' compensation insurance in nine western and midwestern states through our wholly owned subsidiaries, California Indemnity Insurance Company, Commercial Casualty Insurance Company, Sierra Insurance Company of Texas and CII Insurance Company. In addition, we have other smaller subsidiaries that we consider immaterial to our overall results.

     Our insurance subsidiaries write workers' compensation insurance in the states of California, Colorado, Nevada, Texas, Nebraska, Kansas, Missouri, New Mexico and Utah primarily through independent insurance agents and brokers. We have licenses in 33 states and the District of Columbia and have applications pending for licenses in other states. California, Colorado and Nevada represented approximately 77%, 8%, and 8%, respectively, of our direct written premiums for the year ended December 31, 2000.


     We were acquired by Sierra Health Services, Inc. on October 31, 1995 in a transaction treated as a pooling of interests. However, our old junior subordinated debentures remain solely our obligation and Sierra has not guaranteed the debentures. Sierra is a diversified health care services company that operates health maintenance organizations, indemnity and workers' compensation insurers, military health programs, preferred provider organizations and multi-specialty medical groups. When Sierra acquired us, each share of our common stock was exchanged for .37 of a share of Sierra common stock and our old junior subordinated debentures became convertible into Sierra common stock. The old junior subordinated debentures are now convertible into Sierra common stock at a conversion price of $39.398 per share. As a result, $1,000 in principal is convertible into 25.382 shares of Sierra common stock. Based on the closing price of Sierra common stock on April 12, 2001, the market value of 25.382 shares of Sierra's common stock was $116.76. In August 2000, we became a guarantor of Sierra's $185 million revolving credit facility, which was subsequently reduced in size to $135 million. At April 12, 2001, the credit facility had an outstanding balance of $128 million. Unused credit facility balances are primarily reserved for Sierra's working capital purposes. Any availability under the credit facility generated from Sierra's excess cash flow must be converted annually to permanent reductions in accordance with the terms of the credit facility. The credit facility also requires that the purchase of old junior subordinated debentures with funds other than those from CII Financial will require an equal permanent reduction in the credit facility limit. Sierra is required to make semi-annual permanent reductions, ranging from $2 million to $10 million, on the credit facility limit starting June 2001. It is a condition to the exchange offer that the lenders under Sierra's credit facility agree to the subordination of our guaranty of Sierra's credit facility to the new senior debentures. The old junior subordinated debentures will continue to be subordinated to the guaranty of the credit facility debt.


     We were incorporated in the State of California on September 15, 1988. The principal executive offices of CII Financial are located at 2716 North Tenaya Way, Las Vegas, Nevada 89128, and CII Financial's telephone number at that address is (702) 242-7040.

         Summary Background, Purposes and Effects of the Exchange Offer

     CII Financial, as a holding company, has limited sources for cash and is dependent upon dividends from its subsidiary, California Indemnity Insurance Company, to meet its debt payment obligations. In calendar year 2001, California Indemnity can only pay dividends of $174,000 without prior approval by the California Department of Insurance. In addition, CII Financial, as a holding company and sole obligor under the old junior subordinated debentures, has no available source of cash with which to pay the old junior subordinated debentures when they mature on September 15, 2001. Due to the foregoing, we are making this exchange offer in an effort to extend the maturity date and reduce our indebtedness.

                          Summary of the Exchange Offer

The Old Junior Subordinated Debentures:   We are making the  exchange  offer
                                    with  respect to the entire  $47,059,000
                                    aggregate principal amount of our old junior subordinated debentures, CUSIP No.12551LAB7.

The Exchange Offer:     We are offering to acquire your old junior subordinated
                        debentures in exchange for:


o $1,000 in principal amount of new senior debentures for each $1,000 in principal amount of old junior subordinated debentures that you tender, up to a maximum of $20,000,000 in aggregate principal amount of old junior subordinated debentures; or

o $739.12 in cash for each $1,000 in principal amount of old junior subordinated debentures that you tender, up to a maximum of $27,059,000 aggregate principal amount of old junior subordinated debentures as described below.

     We are only offering to purchase $27,059,000 aggregate principal amount of old junior subordinated debentures for cash. If holders of more than
     $27,059,000 aggregate principal amount of old junior subordinated debentures elect the cash option, we will not have enough cash to pay for all the debentures that holders elect to sell. In that case, we will purchase a total of $27,059,000 principal amount of old junior subordinated debentures for cash and we will exchange the balance of the old junior subordinated debentures we receive for new senior debentures. All holders who elect the cash option will be permitted to sell the same fraction of their old junior subordinated debentures for cash. This fraction will equal $27,059,000, divided by the aggregate principal amount of all debentures tendered for cash by all holders. We refer to this as "oversubscription" of the cash option.


     It is a condition to the exchange offer that the lenders under Sierra's credit facility agree to the subordination of our guaranty of Sierra's credit facility to the new senior debentures. The old junior subordinated debentures will continue to be subordinated to the guaranty of the credit facility debt. We refer to the subordination of our guaranty of the Sierra credit facility to the new senior debentures as the "guaranty subordination."


     The holders of approximately $20 million aggregate principal amount of old junior subordinated debentures have agreed to accept the exchange offer on the terms and conditions included in this prospectus. In addition, advisors to the holders of approximately
     $4 million have
     indicated that they will recommend acceptance of the exchange offer to the holders.


     We will publicly announce whether the cash option is oversubscribed and the effect of any required proration as soon as practicable after the expiration of the exchange offer.

     You do not have to choose the same option for all of the old junior subordinated debentures that you tender. You do not have to tender all of your old junior subordinated debentures to participate in the exchange offer.

Interest: We will pay in cash accrued and unpaid interest on all old junior subordinated debentures accepted in the exchange offer to, but not including, the date of acceptance. On March 16, 2001, we announced that the interest payment on the old junior subordinated debentures due March 15, 2001 was not being paid as scheduled. However, we subsequently made the interest payment on April 16, 2001.


Source of Funds:        We intend to fund the cash portion of the exchange
                        consideration from:

o a dividend in the amount of $5.0 million from, California Indemnity, one of our insurance subsidiaries; and

o a $15.0 million loan from Sierra, which will be represented by our demand promissory note bearing interest at 9 1/2%. This promissory note will be subordinated to the new senior debentures but will rank senior to the old junior subordinated debentures.

     We expect that Sierra will lend us an additional $2.0 million to enable us to pay the interest and expenses incurred in the exchange offer.

     On February 22, 2001,  the California  Department of Insurance  approved an
     extraordinary  dividend  payment  by  California  Indemnity,   one  of  our
     insurance subsidiaries, to us of up to $5 million.

Purpose: We are making the exchange offer for old junior subordinated debentures to extend the maturity date of the debentures and to reduce indebtedness.

Expiration of the Exchange                    11:59 p.m., New York time, on
                                              May 1, 2001, unless extended.

Offer:

Exchange Date:     The exchange of old junior  subordinated  debentures for the exchange consideration will be made promptly following the expiration of the exchange offer and the satisfaction or waiver of all conditions.


Conditions to the Exchange       The exchange offer is subject to the following
Offer:                           material conditions:

o we must receive valid tenders for at least 90% of the aggregate principal amount of the old junior subordinated debentures;


o we must receive valid tenders of at least $27,059,000 aggregate principal amount of old junior subordinated debentures for cash; and

     we must receive the consent of the lenders under Sierra's senior secured credit facility, which has been irrevocably and unconditionally guaranteed by us, to our issuing the new senior debentures in the exchange offer and to the subordination of our guaranty of Sierra's credit facility to the new senior debentures.


     Subject to satisfaction or waiver of the conditions, we will accept for exchange any and all old junior subordinated debentures that are validly tendered and not withdrawn before 11:59 p.m., New York City time, on the expiration date of the exchange offer. However, we reserve the right to:

o delay the acceptance of the old junior subordinated debentures for exchange;

o    terminate the exchange offer;

o extend the expiration date and retain all old junior subordinated debentures that have been tendered, subject to the right of owners of old junior subordinated debentures to withdraw their tendered old junior subordinated debentures;

o refuse to accept the old junior subordinated debentures and return all old junior subordinated debentures that have been tendered to us; or

o waive any condition or otherwise amend the terms of the exchange offer in any respect.

Procedures for Tendering       If you hold your old junior subordinated
Debentures:                    debentures in book-entryform, you must request
                               your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.

     If you own old junior subordinated debentures that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that broker, dealer, commercial bank, trust company or other nominee.

     We have arranged to have this exchange offer eligible for the Depository Trust Company's, or DTC's, Automated Tender Offer Program, or ATOP. DTC participants that are accepting the exchange offer must transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the exchange agent's account at DTC. DTC will then send an agent's message to the exchange agent for its acceptance. Delivery of the agent's message by DTC will satisfy the terms of the exchange offer as to the tender of old junior subordinated debentures.

     If you hold physical certificates evidencing your old junior subordinated debentures, complete and sign the enclosed letter of transmittal, or a manually signed facsimile thereof, in accordance with the instructions in that document, have your signature guaranteed if required by Instruction 1 of the letter of transmittal, and send or deliver your manually signed letter of transmittal, or manually signed facsimile, together with the certificates evidencing the old junior subordinated debentures being tendered and any other required documents to the exchange agent.

     If you desire to tender old junior subordinated debentures in the exchange offer and cannot comply with the procedures described in this prospectus for tender or delivery on a timely basis or if your old junior subordinated debentures are not immediately available, you may tender your old junior subordinated debentures using the procedures for guaranteed delivery described in this prospectus.

Withdrawalof Tenders of Debentures:

     You may withdraw your tender of old junior subordinated debentures at any time prior to the expiration of the exchange offer, but the exchange consideration will not be payable in respect of any old junior subordinated debentures so withdrawn. We will not determine and announce whether the cash option for the exchange consideration has been oversubscribed until after the expiration of the exchange offer. You will not be able to withdraw your tender of old junior subordinated debentures once we make this determination even though it may affect the type of exchange consideration you will receive in the exchange offer.


Untendered  Debentures:

     If you do not tender your old junior subordinated debentures, they will remain outstanding. The old junior subordinated debentures will be subordinated to the new senior debentures, the demand promissory notes held by Sierra and our guaranty of Sierra's credit facility. We will have up to $164,500,000 of indebtedness that will rank senior to any untendered debentures, consisting of the new senior debentures, the Sierra notes and the credit facility guaranty. In addition, as a result of the consummation of the exchange offer, the aggregate principal amount of the old junior subordinated debentures that are outstanding will be significantly reduced, which may adversely affect their market price, if any.

     Old junior subordinated debentures that remain outstanding will remain convertible into shares of Sierra common stock at $39.398 per share. As of close of business on April 12, 2001, the closing price of Sierra common stock on the New York Stock Exchange was $4.60.


Acceptance of Tendered Debentures and Exchange:

     Under the terms of the exchange offer and upon satisfaction or our waiver of the conditions to the exchange offer, we will accept for exchange old junior subordinated debentures validly tendered on or prior to the expiration of the exchange offer. You will receive the exchange consideration only if you validly tender your old junior subordinated debentures. We will make payment of the exchange consideration for old junior subordinated debentures validly tendered and accepted for payment by deposit of the appropriate amount of cash and the appropriate amount of new senior debentures with the exchange agent, who will act as agent for the tendering holders of old junior subordinated debentures. We expect the exchange will be made on the exchange date described in this prospectus.

Accounting Treatment for the Exchange Offer:

     The proposed exchange offer contains concessions by the holders of the old junior subordinated debentures, including extending the maturity and accepting an interest rate that may be lower than what we could obtain from other lenders. In accordance with Statement of Financial Accounting Standards No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" ("SFAS No. 15"), the exchange of the new senior debentures for the old junior subordinated debentures will be treated as a troubled debt restructuring. Additionally, the old junior subordinated debentures are considered to represent one payable, even though there are many debenture holders. Although some of the debenture holders may exchange the old junior subordinated debentures for cash, some may exchange them for new senior debentures and others a combination of the two, this does not change the substance of the transaction for CII Financial; accordingly, the proposed exchange is considered to be a single transaction.

     Under the terms of the proposed transaction, total future cash payments (interest and principal) on the new senior debentures are less than the balance of the old junior subordinated debentures less the cash consideration given in the exchange. Accordingly, under SFAS No. 15, a gain on restructuring will be recognized for the difference and the carrying amount of the new senior debentures will initially be the total future cash payments. Costs incurred in connection with the exchange will offset the gain on restructuring and any issuance costs in excess of the gain will be expensed. All cash payments related to the new senior debentures will be reductions of the carrying amount of the new senior debentures and no interest expense will be recognized over the new term.

United States Federal Income Tax Considerations:

     You are referred to the discussion about the federal income tax consequences of the exchange offer in "United States Federal Income Tax Consequences." Tax matters are very complicated and the tax consequences of the exchange offer to you will depend on the facts of your own situation. You should consult your own tax advisor for a full understanding of the tax consequences to you of the exchange offer.

No Appraisal Rights:

     In connection with the exchange offer, you will not have any right to dissent or to receive an appraisal of your old junior subordinated debentures.

Use of Proceeds:

     Our new senior debentures are being issued only in exchange for your old junior subordinated debentures. All old junior subordinated debentures accepted by us in the exchange offer will be canceled. We will not receive any cash proceeds from the issuance of new senior debentures in the exchange offer.

"Blue Sky" Compliance:

     We are not making this offer to, and we will not accept tenders from, holders of old junior subordinated debentures in any jurisdiction in which this exchange offer or the acceptance of old junior subordinated debentures would not comply with the applicable securities or "blue sky" laws of that jurisdiction.

Dealer  Manager:

     Banc of America Securities LLC is serving as exclusive dealer manager in connection with the exchange offer. Its address and telephone numbers are set forth on the back cover of this prospectus.

Exchange Agent:

     Wells Fargo Corporate Trust is serving as exchange agent in connection with the exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

Information Agent:

     D.F. King & Co., Inc. is serving as the information agent in connection with the exchange offer. Its address and telephone numbers are located on the back cover of this prospectus.

                  Summary Description of New Senior Debentures:


The New Senior Debentures:                    Up to $20,000,000 aggregate
                                              principal amount of 9 1/2% senior
                                              debentures due September 15, 2004.

Issuer:                                       CII Financial, Inc.

Trustee:                                      Wells Fargo Bank Minnesota, N.A.

Maturity:                                     September 15, 2004

Interest:                                     Interest   on   the   new   senior
                                              debentures will be payable in cash
                                              at a  rate  of 9  1/2%  per  year,
                                              payable on March 15 and  September
                                              15  of   each   year,   commencing
                                              September 15, 2001.

Ranking: The new senior debentures, will be senior indebtedness. As a result of the guaranty subordination, the new senior debentures will rank senior to our guaranty of Sierra's credit facility. In addition, the new senior debentures will rank senior to the Sierra notes. The new senior debentures, the Sierra notes and our guaranty of Sierra's credit facility will rank senior to any remaining old junior subordinated debentures.

Optional Redemption:                          The   new    senior
                                              debentures  may be redeemed at our
                                              option at any  time,  from time to
                                              time, at the following  redemption
                                              prices,  expressed as  percentages
                                              of principal amount,  plus accrued
                                              and unpaid  interest,  if any,  if
                                              redeemed  during the  periods  set
                                              forth below:


                    Period                               Redemption Price
                    ------                               ----------------
                    Until March 31, 2002...............................110%
                    April 1, 2002-March 31, 2003.......................105%
                    April 1, 2003-March 31, 2004...... ................102.5%
                    April 1, 2004-September 15, 2004...................100%



Repurchase at Option of Holders:              In the event
                                              of a  change  in  control  of  CII
                                              Financial,  the  holders  of these
                                              new senior  debentures may require
                                              that  we   repurchase   their  new
                                              senior   debentures  at  the  then
                                              applicable  redemption price, plus
                                              accrued  and unpaid  interest,  if
                                              any:

Listing: We have applied to list the new senior debentures on the New York Stock Exchange. However, we do not expect the new senior debentures to be listed until after 30 days following the consummation of the exchange offer.

Principal Differences Between Old and New Debentures:

     o The new senior debentures will be senior indebtedness of CII Financial. As a result of the guaranty  subordination,  the new senior  debentures
     will rank senior to our guaranty of Sierra's credit facility. In addition, the new senior debentures will rank senior to the Sierra notes. The new senior debentures, the Sierra notes and our guaranty of Sierra's credit facility will rank senior in right of payment to any old junior subordinated debentures which are not tendered.


o You will receive a higher rate of interest on the new senior debentures, which will pay 9 1/2% per annum, than on the old junior subordinated debentures, which pay 7 1/2% per annum.


o The scheduled maturity date of the new senior debentures is September 15, 2004, which is three years later than September 15, 2001, the scheduled maturity date of the old junior subordinated debentures.


o The new senior debentures will not be convertible into Sierra common stock. The old junior subordinated debentures are convertible into Sierra common stock at $39.398 per share.

o The indenture governing the new senior debentures will contain covenants that will:


o    restrict our ability to incur indebtedness, including upstream guarantees;

o restrict our ability to make restricted payments, including dividends, distributions and loans;

o    restrict our ability to enter into transactions with our affiliates;

o    restrict our ability to create or incur liens;

o require us to use the net proceeds from any sale of assets or the capital stock of our subsidiaries in certain circumstances to make an offer to repurchase the new senior debentures; and

o require us to use our excess cash flow in certain circumstances to make an offer to repurchase the new senior debentures.

o The new senior debentures may be redeemed at our option at any time, from time to time, at a redemption price initially equal to 110% of the principal amount and declining to 100% of the principal amount over the life of the new senior debentures, plus accrued and unpaid interest, if any. In the event of a change in control of CII Financial, the holders of these new senior debentures may require that we repurchase their new senior debentures at the then applicable redemption price, plus accrued and unpaid interest, if any. The old junior subordinated debentures may be redeemed at our option at any time, from time to time until September 15, 2001, at a redemption price equal to 100.75% of the principal amount, plus accrued and unpaid interest, if any. In the event of a change of control of CII Financial, the holders of the old junior subordinated debentures may require that we repurchase their old junior subordinated debentures at 100% of the principal amount, plus accrued and unpaid interest, if any.

          Summary Historical Financial and Other Data of CII Financial

     The table below presents our selected consolidated financial information for the periods indicated and at the end of these periods. The consolidated financial statement information as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998 was derived from our consolidated financial statements included elsewhere in this prospectus. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and were audited by Deloitte & Touche LLP.

     See the Glossary of Selected Insurance Terms annexed to this prospectus for an explanation of certain of the financial and other items included below.

                                                                                Year Ended December 31,
                                                                                -----------------------
                                                                                (dollars in thousands)
                                                                         2000           1999            1998
                                                                         ----           ----            ----
Income Statement Data:

Direct written premiums                                                $203,268        $148,824        $153,914
                                                                       ========        ========        ========

Net written premiums                                                   $125,748         $85,097        $134,147
                                                                       ========         =======        ========

Net earned premiums                                                    $125,555         $82,955        $134,274
Net investment income and net realized gains and losses                  14,454          15,395          20,229
                                                                        -------         -------         -------

  Total revenues                                                        140,009          98,350         154,503
Total costs and expenses                                                152,061          91,255         136,625
                                                                        -------          ------         -------

(Loss) income before

  federal income taxes and extraordinary gain                          (12,052)           7,095          17,878
Federal income tax (benefit) expense                                    (3,669)           3,602           4,166
                                                                      ---------         -------        --------

(Loss) income before extraordinary gain                                 (8,383)           3,493          13,712

Extraordinary gain from debt extinguishment, net of tax                     654             111              48
                                                                    -----------       ---------     -----------

Net (Loss) Income                                                      $(7,729)          $3,604         $13,760
                                                                       ========          ======         =======

Combined Ratios:

  Loss ratio                                                             87.52%          74.08%          70.26%
  Underwriting expense ratio (1)                                         28.34%          31.45%          28.45%
                                                                       --------        --------          ------
  Combined ratio                                                        115.86%         105.53%          98.71%
                                                                        =======         =======          ======


Balance Sheet Data:

                                                                             December 31,

                                                                         2000           1999
                                                                         ----           ----
Total cash, cash equivalents and invested assets                       $247,151        $226,572
Total assets                                                            533,602         404,338
Total debt                                                               47,059          50,498
Total liabilities                                                       470,250         338,285
Total stockholder's equity                                               63,352          66,053


------------------------------------------------------------------------------
         (1) Includes policyholders' dividend ratio of 1.73% and .13% for the years ended December 31, 2000 and 1999, respectively.

                       RATIO OF EARNINGS TO FIXED CHARGES

-------------------------------------------------------------------------------

------------------------------------ ------------------------------------------

                                                  For the year Ended December 31,
                                         2000       1999        1998       1997        1996
                                                       (dollars in thousands)

   Pre-tax (loss) income before         $(12,052)    $7,095     $17,878    $10,813      $10,630
     discontinued operations and
         extraordinary gains

          Fixed Charges:
         Interest expense                 3,599       3,706       4,301      4,091        4,123
       Capitalized interest                   0         130           0          0            0
    Interest relating to rental
             expense (1)                    956         867         438        438          542
                                            ---         ---  ----------        ---  ------- ---
        Total fixed charges               4,555       4,703       4,739      4,529        4,665
                                          -----   ---------  ---- -----  ---------  ----  -----

   Earnings available for fixed          $(7,497)   $11,798     $22,617    $15,342      $15,295
              charges

Ratio of earnings to fixed charges        (1.65x)     2.51x       4.77x      3.39x        3.28x
          -------------------------

          (1) The representative interest portion of rental expense was deemed to be one-third of all rental expense.

          Earnings were not sufficient to cover fixed charges during the year ended December 31, 2000 by $12,052,000; all other periods had sufficient income to cover charges.

                  PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES



                                          Year Ended
                                    December 31, 2000 (1)

                                    (dollars in thousands)

Pre-tax (loss) income before               $(10,195)
  discontinued operations and
  extraordinary gains


Fixed Charges:

Interest expense                              1,615
Capitalized interest                              0
Interest relating to rental
  expense (2)                                   956
                                                ---
    Total fixed charges                       2,571
                                              -----

Earnings available for fixed                $(7,624)

charges


Ratio of earnings to fixed                   (2.97x)

  charges

         -------------------------


     (1) Assumes the exchange as of January 1, 2000 of $27,059,000 in principal amount of old junior subordinated debentures for $20,000,000 in cash and $20,000,000 in principal amount of old junior subordinated debentures for $20,000,000 in principal amount of new senior debentures.


     (2) The representative interest portion of rental expense was deemed to be one-third of all rental expense.


         Pro forma earnings were not sufficient to cover fixed charges during the year ended December 31, 2000 by $10,195,000.

                                  RISK FACTORS

     By exchanging your old junior subordinated debentures for the exchange consideration, you may be choosing to invest in the new senior debentures. If you do not participate in the exchange offer, you will continue to hold old junior subordinated debentures. An investment in our debentures involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this prospectus, you should carefully consider the following risk factors in deciding whether to tender your old junior subordinated debentures in the exchange offer and what form of consideration to request.

Risks relating to CII Financial

We may not be able to repay the principal amount of our debentures at their maturity date.

     CII Financial, as a holding company and sole obligor of the old junior subordinated debentures, has no available source of cash with which to pay the old junior subordinated debentures when they mature on September 15, 2001. Our ability to service our indebtedness following the exchange offer, including our payment obligations under the new senior debentures and any old junior subordinated debentures that remain outstanding, and to meet our other financial obligations, will depend upon our future operating performance, which in turn is subject to market conditions and other factors, including factors beyond our control. CII Financial, as a holding company, does not currently generate cash flows that will be sufficient to pay the principal amount of the debentures on their stated maturity dates. Our ability to repay the debentures or to refinance our debentures will depend on the availability of new sources of funding, which will in turn depend on our operating performance, the state of the financial markets and other factors at the time that we want to repay or refinance the debentures. Accordingly, we may not have the cash resources required to meet our obligations to repay the old junior subordinated or new senior debentures when they become due.

We may not be able to service our debt because of our operational structure.

       Substantially all our assets consist of investments in our subsidiaries and our operations are currently conducted through our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debentures, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loan advances to us by our subsidiaries are and will continue to be subject to statutory and regulatory restrictions. In calendar year 2001, California Indemnity Insurance Company, which is our only direct subsidiary, can only pay dividends of $174,000 to us without the prior approval of the California Department of Insurance. If our subsidiaries cannot or do not distribute a portion of their earnings to us or if their earnings are insufficient, we may be unable to service our debt.

If we are required to perform on our guaranty of Sierra's credit facility, we may not have enough assets to pay interest on or the principal amount of your old junior subordinated debentures.


     In August 2000, CII Financial, but not any of our subsidiaries, became a guarantor of Sierra's revolving credit facility. On December 15, 2000, Sierra amended and restated its credit facility. Prior to this amendment, Sierra was in breach of the credit facility's financial covenants. At April 12, 2001, the credit facility had an outstanding balance of $128 million. Unused credit facility balances are primarily reserved for Sierra's working capital purposes. Any availability under the credit facility generated from Sierra's excess cash flow must be converted annually to permanent reductions in accordance with the terms of the facility. The credit facility also requires that the purchase of old junior subordinated debentures with funds other than those from CII Financial will require an equal permanent reduction in the credit facility. Sierra is required to make semi-annual permanent reductions, ranging from $2 million to $10 million, on the credit facility limit starting June 2001. It is a condition to the exchange offer that our guaranty of the Sierra credit facility be subordinated to the new senior debentures. This guaranty will, however, remain senior to the old junior subordinated debentures. In the event of a default in payment on our old junior subordinated debentures, Sierra's senior lenders would have the right to receive payment in full by us on our guaranty of Sierra's credit facility prior to any payment being made on the old junior subordinated debentures. In addition, in the event of Sierra's liquidation or insolvency or payment default with respect to its credit facility, our assets will be available to pay obligations on the old junior subordinated debentures only after the credit facility has been paid in full. As a result, if we are required to perform on the credit facility guaranty we may not be able to pay the interest and principal of the old junior subordinated debentures.

After the exchange offer, we will have up to approximately $165 million of indebtedness that has and could continue to restrict our ability to obtain financing and pursue various business opportunities.

     CII Financial, as a holding company, has a significant amount of outstanding indebtedness. Upon consummation of the exchange offer, we will have up to approximately $165 million of indebtedness, consisting of the new senior debentures, the credit facility guaranty and the Sierra notes. As a result, we will remain highly leveraged following the exchange offer. This high leverage will restrict our flexibility to obtain financing and pursue various business opportunities which could impact our ability to pay the interest and principal of the debentures.


Since our business is concentrated geographically and by industry, adverse changes in these areas could significantly impact our written premiums and profitability.

     Our current business is concentrated geographically and by industry. For the year ended December 31, 2000, approximately 77% of our direct written premiums were in California, 8% were in Colorado and 8% were in Nevada. Policyholders whose primary business is construction account for approximately 30% of our premiums. Any adverse change in the economic condition of these areas or in the construction industry that significantly affects our written premiums could impair our ability to pay the interest and principal of the debentures.

If we are required to increase reserves for losses for adverse loss development on prior accident years our subsidiaries will have less earnings available to pay dividends to us, which will affect our ability to pay the interest and principal of the debentures.

     In both 1999 and 2000 we were required to increase reserves for losses incurred in prior accident years. For the year ended December 31, 1999, we increased reserves related to losses on prior accident years by a net amount of $9.9 million. For the year ended December 31, 2000, we increased reserves related to losses on prior accident years by a net amount of $23.3 million. A significant portion of these adverse loss development were related to the 1996 through 1998 accident years and were primarily attributable to increased severity of claims in California.

     The average cost per claim under our workers' compensation policies has increased each year since 1995. Two of the factors increasing the costs of claims are medical inflation and, in California, adverse court decisions related to medical control of claims.

     If we are required to make additional increases in our loss reserves for prior year incurred losses or if any such losses have a material impact on our results of operations, our subsidiaries will have less earnings available to pay dividends to us which will make it more difficult for us to pay the interest and principal of the debentures.

If our reinsurers do not perform their obligations, we would experience significant losses which could adversely affect our ability to pay the interest and principal of the debentures.

     In the ordinary course of our business we reinsure our losses with several reinsurers. Reinsurance does not, however, relieve us of our obligation to policyholders. As of December 31, 2000, we had over $247 million of reinsurance receivables from our reinsurers. A single reinsurer accounts for approximately 88% of this amount. If these reinsurance companies fail to reimburse us for losses paid by us under the direct policies, we would experience significant losses which could adversely affect our ability to pay the interest and principal of the debentures.

We have reduced our reinsurance coverage, which will expose us to greater risk of ultimate loss.

     For policies issued after June 30, 2000, our reinsurance coverage has a much higher retention of liability, and covers claims in excess of $250,000 per occurrence, compared to our former reinsurance coverage that had a maximum retention of liability of $17,000 per occurrence. As a result, we must pay a substantially higher portion of each claim before we have recourse to our reinsurers. In making this change, we expect an increase in premiums retained after reinsurance, an increase in investment income over time and an increase in our net loss ratio. If our net loss ratio increases greater than the offsetting investment income, then our subsidiaries will have less earnings available to pay dividends to us, which will affect our ability to pay the interest and principal of the debentures.

If the competitive environment in California continues to adversely affect our premiums on workers' compensation insurance policies, our profitability and ability to repay the debentures will be adversely affected.

     For the year ended December 31, 2000, approximately 77% of our direct written premiums were in California. There has been intense price competition in California since that state replaced its minimum rate law with an open rating premium law in 1995. While workers' compensation rates have risen in California during 2000, the premiums charged remain lower than those charged prior to the 1995 change in law. This price competition has affected and could continue to affect our profitability. Many of our competitors are larger and have significantly greater resources than us. Continued price competition could reduce our profitability and may reduce the earnings of our subsidiaries available to pay the interest and principal of the debentures.

If the open rating environment in Nevada scheduled for July 1, 2001 results in price competition that requires us to lower our premiums, our profitability may be harmed.

     For the year ended December 31, 2000, approximately 8% of our direct written premiums were in Nevada. Nevada is scheduled to change to an open rating environment from a minimum rating environment beginning July 1, 2001. After the introduction of open rating in California, premium rates were reduced. As a result, premium revenues and operating profits were adversely affected due to increased price competition and the risk of incurring losses. Although we intend to underwrite each account taking into consideration the insured's risk profile, prior loss experience, loss prevention plans and other underwriting considerations, if the open rating environment in Nevada results in reduced premiums, our profitability could be harmed and we may not have sufficient subsidiary earnings to pay the interest and principal of the debentures.

A rating downgrade from insurance rating agencies could reflect negatively on our reliability and make it more difficult for us to sell our workers' compensation insurance policies.

     In the event we default on our debentures, our subsidiaries' insurance ratings may be downgraded. A downgrade of our insurance subsidiaries' rating by A.M. Best or Fitch could adversely affect our sales of workers' compensation insurance to customers since these customers frequently consider insurance agency ratings as a factor in selecting their insurers.

     If  our  costs  are  increased   because  of  regulations   and  regulatory
development we may not be able to operate profitably.

     Our insurance subsidiaries are subject to extensive regulation by the California and Texas Departments of Insurance, and are also subject to regulation in each additional jurisdiction in which they become licensed to transact business. Because insurance regulations are designed primarily for the protection of policyholders rather than stockholders or creditors, these regulations could impede our creditors' ability to fully enforce their rights. Our failure to comply with these regulations could result in various regulatory actions including oversight of our insurance subsidiaries or other actions which could adversely affect our operations and our ability to service our debt. The nature and extent of such regulations varies from jurisdiction to jurisdiction, but typically involves:

o standards of solvency and minimum amounts of capital and surplus which must be maintained;

o    limits on types and amounts of investments;

o    restrictions on the size of risks which may be insured by a single company;

o    licensing of insurers and their agents;

o    required deposits of securities for the benefit of policyholders;

o    approval of policy forms;

o establishment of statutory reporting practices and the form and content of statutory financial statements;

o    establishment of methods for setting statutory loss and expense reserves;

o    review, and in some instances, prior approval of premium rates;

o    limits on transactions among insurers and their affiliates;

o    approval of all proposed changes of control;

o    approval of dividends;

o    setting and collecting guarantee fund assessments; and

o required filing of annual and other reports with respect to the financial condition and operation of insurers. In addition, state regulatory examiners perform periodic financial and underwriting examinations of insurers.

     Changes in regulation could further increase our costs. For example, the National Association of Insurance Commissioners, or the NAIC, which is a voluntary organization of state regulators, is currently engaged in a project to codify statutory accounting practices. This project is likely to change the definition of what constitutes prescribed versus permitted statutory accounting practices and may result in changes to the accounting policies that insurance enterprises use to prepare their statutory financial statements. If our costs are increased or if the operations of our insurance subsidiaries are otherwise adversely affected by insurance regulations, our profitability could be harmed and we may not have sufficient subsidiary earnings to pay the interest and principal of the debentures.

If we are unable to maintain and improve our management information system, our operations would be adversely affected.

         Our management information system is critical to our current and future operations. The information gathered and processed by our management information system assists us in, among other things, pricing our product, invoicing and collecting our premiums, processing and paying our claims and vendor invoices and providing us with information to manage our business. In the past we have encountered some difficulty with replacing or enhancing our systems. In 1998 we began a two-year project to convert our policy and claims processing system from our internally developed software to software supported by a third party vendor. The conversion failed due to non-performance by the vendor. Our internally developed software, which is critical to our operations, runs on WANG hardware. Although WANG has continued to support the hardware, there is uncertainty of future availability and cost of hardware upgrades. If our systems were to fail or if we were unable to expand or enhance the capability of our systems, our business would be adversely affected. We are planning to migrate our claims and policy processing functions off the WANG platform and on to a Hewlett Packard / Unix based operating system.

     Power interruptions due to power shortages in California will negatively impact our operations.

         Our centralized WANG computer system is housed in Northern California and has recently been shut down for a short period of time due to a power outage. Our WANG system is supported by an uninterrupted power source, which provides up to ninety minutes of power during a power outage. The uninterrupted power source requires twelve hours to recharge after each use. We are currently in the process of upgrading our uninterrupted power source to allow operation of the WANG system without interruption for approximately three hours and to provide a portion of our desktop units with power during this period. In the event a power outage occurs which lasts longer, we may experience data corruption with respect to the claims and policy information being used at the time the system shuts down. In addition, our employees in all states would be prevented from accessing the claims and policy processing systems during a prolonged power outage. We are in the planning stages to move the centralized computer system outside the state of California.

         Approximately half of our employees are located in California. A power outage not only reduces the productivity of these employees but also impacts our ability to service our customers. Should the frequency or duration of the power outages increase, our business would be adversely impacted.

     Changes in economic conditions that result in lower payrolls may lead to reduced premium levels and changes in market interest rates can affect the amount of investment income we earn; both of which could make it more difficult for us to repay the debentures.

     In the workers' compensation insurance business, changes in economic conditions can lead to reduced premium levels due to lower payrolls and to increased claims due to the tendency of workers who are laid off to submit workers' compensation claims. Changes in market interest rates can affect the amount of interest income that we can earn on our investment portfolio, as well as the amount of realized and unrealized gains or losses on specific holdings within our investment portfolio. Any reduction in premium levels or in the interest income we earn on our investment portfolio could adversely affect our business and ability to repay the debentures.

     We are controlled by Sierra and since Sierra's interests may not be the same as the interests of the holders of the debentures, Sierra's actions could adversely affect our ability to pay the interest and principal of the new debentures.

     All of CII Financial's common stock is owned by Sierra. Sierra thus is able to elect our board of directors and thereby indirectly control our policies and those of our subsidiaries, including mergers, sales of assets and similar transactions. Shares of our common stock and shares of common stock of our subsidiaries may from time to time be pledged, subject to certain regulatory requirements, to secure obligations of Sierra or its affiliates. CII Financial has guaranteed Sierra's obligations under its $135 million senior secured credit facility. Since the interests of Sierra may not be the same as the interests of the holders of debentures, Sierra's actions could adversely affect our ability to pay the interest and principal of the debentures.

Risks relating to our debentures

     We expect a limited trading market for the debentures and this will make it difficult for you to sell them.

     The old junior subordinated debentures are not listed on any securities exchange or quoted on The Nasdaq Stock Market. Although we have applied to list the new senior debentures on the New York Stock Exchange, we do not expect any active trading market for our debentures to exist. We have been informed by Banc of America Securities LLC, our dealer manager for the exchange offer, that they do not presently intend to make a market in our debentures. Accordingly, you may have difficulty selling your debentures after the expiration of the offer.

     To the extent that the old junior subordinated debentures are tendered and accepted in the exchange offer, the outstanding principal amount available for trading will be reduced, and consequently, any existing trading market for the remaining old junior subordinated debentures will likely become even more limited than it is now. As a result, you may have even more difficulty selling your old junior subordinated debentures after the consummation of the exchange offer.


Since the old junior subordinated debentures will rank junior to the new senior debentures, in the event of a default, we will only be able to make payments to holders of old junior subordinated debentures after the new senior debentures, the Sierra notes, the guaranty of Sierra's credit facility and any other senior debt has been paid in full.

     The old junior subordinated debentures will rank junior to the new senior debentures, the Sierra notes and to our guaranty of Sierra's credit facility and other senior debt. The risk of non-payment to holders of old junior subordinated debentures will be increased because, in the event of a payment default, we will only be able to make payments to holders of old junior subordinated debentures after the new senior debentures, the Sierra notes, the guaranty of Sierra's credit facility and any other senior debt has been paid in full.


Risks associated with the exchange offer

     If the cash option is oversubscribed, you will have to accept new senior debentures as part of your exchange consideration.

     If you elect to receive cash in the exchange offer, and the cash option is oversubscribed, you will receive new senior debentures as a portion of your exchange consideration. We will not determine whether the cash option for the exchange consideration has been oversubscribed until after the expiration of the exchange offer. You will not be able to withdraw your tender of old junior subordinated debentures at the time we make this determination even though it may affect the type of exchange consideration you will receive in the exchange offer.

     The exchange offer may not represent a fair valuation of the old junior subordinated debentures and holders who do not tender their old junior subordinated debentures may receive less than we are offering when the old junior subordinated debentures mature.

     Our board of directors has made no determination that the exchange offer represents a fair valuation of the old junior subordinated debentures. We have not obtained a fairness opinion from any financial advisor about the fairness of the exchange offer to you or us. We do not now have an available source of cash with which to pay the old junior subordinated debentures when they mature on September 15, 2001. If we default on the old junior subordinated debentures, up to $182 million of indebtedness that ranks senior to those debentures could come due and would then have to be paid first. In that event, our remaining cash resources may not be sufficient to pay the old junior subordinated debentures. In fact, the amount then available to pay these debentures may be less than the cash available under this exchange offer.

     If Sierra does not receive the consent of Sierra's lenders under its $135 million credit facility to the exchange offer, we will not be able to complete the exchange offer.


     The consent of the lenders under Sierra's credit facility is required in order for us to consummate the exchange offer. Sierra may not receive the lenders' consent if the lenders disapprove of the terms of the exchange offer. If the consent is not received, we will not be able to complete the exchange offer.

     If the guaranty subordination is not effected, we will not be able to complete the exchange offer.

         The exchange offer is conditioned on Sierra's lenders' agreeing to the guaranty subordination. If the guaranty subordination is not effected, we will not be able to complete the exchange offer.

     If the proposed exchange offer is unsuccessful and we are required to perform on our credit facility guaranty and are forced to sell our insurance subsidiaries, the amount of cash available to pay the old junior subordinated debentures would likely be less than the cash available under this exchange offer.

     If the proposed exchange offer is unsuccessful and we were to default on the payment of the old junior subordinated debentures when they mature, then there will be a cross default on Sierra's credit facility debt and the banks may demand that CII Financial perform on its payment guaranty. If we then had to sell our insurance subsidiaries, our net cash proceeds would probably be substantially less than if the sale were to occur when we were not in a default situation. Under such circumstances, the California Department of Insurance could, among other things, exercise its oversight powers to preserve the assets of the insurance companies for the benefit of the policyholders and claimants and could prevent or significantly delay a possible sale of our insurance subsidiaries. If we are required to perform on the credit facility guaranty and are forced to sell our insurance subsidiaries, the amount of cash available to pay the old junior subordinated debentures would likely be less than the cash available under this exchange offer.

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     We have made forward-looking statements with respect to our financial condition, results of operations and business and on the expected impact of the exchange offer on our financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, including those described under "Risk Factors" in this prospectus, that could cause actual results to differ materially from the results contemplated by the forward-looking statements.


     In evaluating the exchange offer, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" on page 15 of this prospectus.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-4 under which we are registering the new senior debentures to be issued to our debenture holders in the exchange offer. This prospectus is a part of that registration statement.

     This prospectus does not contain all of the information in the registration statement and the exhibits and schedules to it. For further information with respect to us and our new senior debentures, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

     You may inspect copies of the registration statements without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the SEC.

     We do not currently file reports and information with the SEC. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we will file reports, and other information with the SEC.

     You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference rooms at the following locations:

Public Reference Room     New York Regional Office    Chicago Regional Office
450 Fifth Street, N.W.    7 World Trade Center        Citicorp Center
Room 1024                 Suite 1300                  500 West Madison Street
Washington, D.C. 20549    New York, NY 10048          Suite 1400
                                                      Chicago, IL 60661-2511

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet worldwide web site maintained by the SEC at "http://www.sec.gov". Reports, proxy statements and other information concerning Sierra may also be inspected at the offices of the New York Stock Exchange, which is located at 20 Broad Street, New York, New York 10005.

     The old junior subordinated debentures are convertible into shares of Sierra common stock. Sierra has filed a registration statement on Form S-3 under which it registered the shares of Sierra common stock into which the old junior subordinated debentures are convertible. In addition, Sierra files annual, quarterly and special reports and other information with the SEC. Documents filed by Sierra with the SEC can be obtained as described above. The registration statement and Sierra's periodic filings under the Exchange Act are not incorporated by reference in this prospectus.

                                 USE OF PROCEEDS

     The new senior debentures issued in connection with the exchange offer are only being issued in exchange for your old junior subordinated debentures. We will not receive any cash proceeds from the issuance of new senior debentures pursuant to the exchange offer. All old junior subordinated debentures accepted by us in the exchange offer will be canceled.

                                 CAPITALIZATION

     The following table sets forth as of December 31, 2000:

o    our actual capitalization; and


o our capitalization adjusted to reflect the tender of all $47,059,000 aggregate principal amount of old junior subordinated debentures in the exchange offer and full subscription of the cash option, so that owners tendering outstanding old junior subordinated debentures will receive, in the aggregate, $20,000,000 in cash and $20,000,000 principal amount of new senior debentures under the exchange offer.

     We intend to fund a portion of the cash consideration of the exchange offer through a $15 million loan from Sierra. In addition, we expect that Sierra will lend us an additional $2.0 million to enable us to pay the interest and expenses incurred with the exchange offer. Both loans will be evidenced by demand promissory notes, which we refer to as the Sierra notes.


     To the extent that the cash option is fully subscribed but less than 100% of old junior subordinated debentures are validly tendered in the exchange offer, the amount set out below in the "pro forma" column for the new senior debentures would decrease and the amount set out below in the "pro forma" column for the old junior subordinated debentures would increase. This information should be read in conjunction with our consolidated financial statements and notes thereto which are included elsewhere in this prospectus.

                                                                               December 31, 2000
                                                                           Historical Adjustment Pro
                                                                                       forma
                                                                   (dollars in thousands, except share data)
Total debt:


  New senior debentures (1)..........................                      0         $26,412          $26,412
  Old junior subordinated debentures (2).............                $ 47,059        (47,059)               -
  Notes payable-affiliates (3).......................                       -         17,000           17,000
  Other debt.........................................                       -                                  -
                                                                 ------------    -----------      ---------------

                                                                                          -

    Total debt.......................................                 47,059          (3,647)          43,412
                                                                    --------       ---------      -----------


Stockholder's equity:
  Common stock, no par value; 1,000 shares authorized;
     100 shares issued and outstanding                                  3,604                          3,604
---------------------------------------------------------              64,450                         64,450
  Additional paid-in capital.........................
Accumulated other comprehensive loss:
    Unrealized holding loss on available-for-sale
      investments ...................................                 (4,535)                        (4,535)
Accumulated deficit .................................                   (167)
                                                                   ----------
                                                                                                       (167)

    Total stockholder's equity.......................                 63,352                         63,352
                                                                  ----------                    -----------


    Total capitalization.............................               $110,411        $(3,647)       $106,764
                                                                   =========      ==========      =========

(1) In the above presentation, the new senior debentures will have an initial accounting book value of $26,412,000, which includes a deferred amount of $6,412,000 and equals the total future cash payments on the new senior debentures. Under the terms of the proposed transaction, total future cash payments (interest and principal) on the new senior debentures are less than the balance of the old junior subordinated debentures less the cash consideration given in the exchange. Accordingly, under SFAS No. 15, a gain on restructuring will be recognized for the difference and the carrying amount of the new senior debentures will initially be the total future cash payments on the new senior debentures.



(2) Retirement of old junior subordinated debentures for new senior debentures and cash.
(3)  Sierra notes.

                               THE EXCHANGE OFFER

     This section of the prospectus describes the proposed exchange offer. While we believe that the description covers the material terms of the exchange offer, this summary may not contain all of the information that is important to you. You should read this entire document and the other documents we refer to carefully for a more complete understanding of the exchange offer.

Terms of the Exchange Offer

     Upon the terms and subject to the conditions of the exchange offer set forth in this prospectus and in the accompanying letter of transmittal, you can choose to exchange your old junior subordinated debentures for:


o $1,000 in principal amount of new senior debentures for each $1,000 in principal amount of old junior subordinated debentures that you tender, up to a maximum of $20,000,000 in aggregate principal amount of old junior subordinated debentures; or

o $739.12 in cash for each $1,000 in principal amount of the old junior subordinated debentures that you tender, up to a maximum of $27,059,000 aggregate principal amount of old junior subordinated debentures as described below.


     We will pay in cash accrued and unpaid interest on all old junior subordinated debentures accepted in the exchange offer to, but not including, the date of acceptance.


We have structured the exchange offer based on what we believe is an attractive offer to holders based on historical trading prices for the old junior subordinated debentures, the financial condition of our business, and our ability to pay the interest and principal on the old junior subordinated debentures when due. We and Sierra have, in the past, purchased the old junior subordinated debentures in the open market. The cash consideration we are offering in this exchange offer represents a price approximately 48% higher than the last price Sierra paid to purchase old junior subordinated debentures in the open market. In addition, the holders of approximately $20 million aggregate principal amount of old junior subordinated debentures have agreed to accept the exchange offer on the terms and conditions included in this prospectus and advisors to the holders of approximately $4 million have indicated that they will recommend acceptance of the exchange offer to the holders.

     We are only offering to purchase $27,059,000 aggregate principal amount of old junior subordinated debentures for cash. It is a condition of the exchange offer that the cash option be fully subscribed. If holders of more than $27,059,000 aggregate principal amount of old junior subordinated debentures elect the cash option, we will not have enough cash to pay for all the debentures that holders elect to sell. In that case, we will purchase a total of $27,059,000 principal amount of old junior subordinated debentures for cash and we will exchange the balance of the old junior subordinated debentures we receive for new senior debentures. All holders who elect the cash option will be permitted to sell the same fraction of their old junior subordinated debentures for cash. This fraction will equal $27,059,000, divided by the aggregate principal amount of all debentures tendered for cash by all holders. To receive the maximum amount of cash, you must tender all of your old junior subordinated debentures for the cash option.


     The following table illustrates how new senior debentures and cash will be distributed in the aggregate, assuming that 100% of the old junior subordinated debentures are tendered.

   Principal amount of         Cash paid for old         Principal amount of new
        old junior            junior subordinated       senior debentures issued
       subordinated                debentures                for old junior
   debentures tendered                                   subordinated debentures

         for cash

  -----------------------    -----------------------  --------------------------



       $27,059,000                $20,000,000                  $20,000,000



     We will not determine whether the cash option has been oversubscribed until after the expiration of the exchange offer. You will not be able to withdraw your tender of old junior subordinated debentures once we make this determination even though it may affect the type of exchange consideration you will receive in the exchange offer. We will publicly announce whether the cash option has been oversubscribed and the effect of any required proration of exchange consideration as soon as practicable after the expiration of the exchange offer.

     You do not have to choose the same option for all of the old junior subordinated debentures that you tender. You do not have to tender all of your old junior subordinated debentures to participate in the exchange offer. You may withdraw your tender of old junior subordinated debentures at any time before the expiration of the exchange offer.

     Our board of directors makes no recommendation to owners of the old junior subordinated debentures whether or not to tender their debentures in the exchange offer or as to the form of exchange consideration to elect. In addition, we have not authorized anyone to make a recommendation on our behalf regarding the exchange offer. Owners of the old junior subordinated debentures must make their own decision whether to tender their old junior subordinated debentures in the exchange offer and as to the form of exchange consideration to elect.

Principal Differences between the Old Junior Subordinated Debentures and the New Senior Debentures

     The terms of our old junior subordinated debentures and our new senior debentures are described in more detail in the sections headed "Description of Debentures." The principal differences are as follows:


o The new senior debentures will be senior indebtedness of CII Financial. As a result of the guaranty subordination, the new senior debentures will rank senior to our guaranty of Sierra's credit facility. In addition, the new senior debentures will rank senior to the Sierra notes. The new senior debentures, the Sierra notes and our guaranty of Sierra's credit facility will rank senior in right of payment to any old junior subordinated debentures which are not tendered.


o You will receive a higher rate of interest on the new senior debentures, which will pay 9 1/2% per annum, than on the old junior subordinated debentures, which pay 7 1/2% per annum.


o The scheduled maturity date of the new senior debentures is September 15, 2004, which is three years later than September 15, 2001, the scheduled maturity date of the old junior subordinated debentures.


o The new senior debentures will not be convertible into Sierra common stock. The old junior subordinated debentures are convertible into Sierra common stock at $39.398 per share. The indenture governing the new senior debentures will contain covenants that will:


o    restrict our ability to incur indebtedness, including upstream guarantees;

o restrict our ability to make restricted payments, including dividends, distributions and loans;

o    restrict our ability to enter into transactions with our affiliates;

o    restrict our ability to create or incur liens;

o require us to use the net proceeds from any sale of assets or the capital stock of our subsidiaries in certain circumstances to make an offer to repurchase new senior debentures; and

o require us to use our excess cash flow in certain circumstances to make an offer to repurchase new senior debentures.

o The new senior debentures may be redeemed at our option at any time, from time to time, at a redemption price initially equal to 110% of the principal amount and declining to 100% of the principal amount over the life of the new senior debentures, plus accrued and unpaid interest, if any. In the event of a change in control of CII Financial, the holders of these new senior debentures may require that we repurchase their new senior debentures at the then applicable redemption price, plus accrued and unpaid interest, if any. The old junior subordinated debentures may be redeemed at our option at any time, from time to time until September 15, 2001, at a redemption price equal to 100.75% of the principal amount, plus accrued and unpaid interest, if any. In the event of a change of control of CII Financial, the holders of the old junior subordinated debentures may require that we repurchase their old junior subordinated debentures at 100% of the principal amount, plus accrued and unpaid interest, if any.



Period For Tendering Your Debentures

     Subject to applicable securities laws and the terms and conditions in this prospectus, we will accept for exchange any and all old junior subordinated debentures that are validly tendered and not withdrawn before 11:59 p.m., New York City time, on the expiration date of the exchange offer.

     If we make a material change in the terms of the exchange offer or the information concerning the exchange offer or waive a material condition to the exchange offer, we will disseminate additional exchange offer materials and extend the exchange offer to the extent required by law. In addition, we may, if we deem appropriate, extend the exchange offer for any other reason. If the consideration to be paid in the exchange offer is increased or decreased or the principal amount of old junior subordinated debentures subject to the exchange offer is decreased, the exchange offer will remain open at least 10 business days from the date we first give notice to you, by public announcement or otherwise, of that increase or decrease. In the case of an extension of the exchange offer, the announcement will be issued no later than 9:00 a.m., New York time, on the next business day after the previously scheduled expiration of the exchange offer. Without limiting the manner in which any public announcement may be made, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

Market and Trading Information Regarding the Old Junior Subordinated Debentures

     The old junior subordinated debentures currently are traded over-the-counter. There is no established reporting system or trading market for trading in the old junior subordinated debentures. Accordingly, there is no practical way to determine the trading history of the old junior subordinated debentures. We believe that trading in the old junior subordinated debentures has been limited and sporadic. We believe that the trading market for the old junior subordinated debentures that remain outstanding after the exchange offer will be very limited.

Acceptance for Exchange of Debentures

     Upon the terms and subject to the conditions of the exchange offer and applicable law, we will exchange the applicable exchange consideration for all old junior subordinated debentures validly tendered and not withdrawn under the exchange offer on or prior to the expiration of the exchange offer.

     This exchange will be made by our deposit of the exchange consideration with the exchange agent as soon as practicable after the expiration of the exchange offer so that the exchange consideration may be paid to you on the exchange date.

     The exchange agent will act as agent for you for the purpose of issuing the exchange consideration for the old junior subordinated debentures. Under no circumstances will interest on the exchange consideration be paid by us by reason of any delay on behalf of the exchange agent in making that exchange.

     We expressly reserve the right, in our sole discretion and subject to Rule 14e-l(c) under the Exchange Act of 1934, to delay acceptance for exchange of, or the exchange of, old junior subordinated debentures in order to comply, in whole or in part, with any applicable law or regulation.

     In all cases, the exchange agent will deliver the exchange consideration for old junior subordinated debentures accepted for exchange under the exchange offer only after timely receipt by the exchange agent of:

o certificates representing your old junior subordinated debentures or timely confirmation of a book-entry transfer of your old junior subordinated debentures into the exchange agent's account at DTC;

o a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof or, in the case of book-entry transfer, an "agent's message"; and

o    any other documents required by the letter of transmittal.

     For purposes of the exchange offer, validly tendered old junior subordinated debentures, or defectively tendered old junior subordinated debentures for which we have waived that defect, will be deemed to have been accepted for exchange by us if, as and when we give written notice thereof to the exchange agent.

     If the exchange offer is terminated or withdrawn, or the old junior subordinated debentures are not accepted for exchange, no exchange consideration will be paid or payable. If any tendered old junior subordinated debentures are not exchanged under the exchange offer for any reason, or certificates are submitted evidencing more old junior subordinated debentures than are tendered, those old junior subordinated debentures not exchanged will be returned, without expense, to you, or, in the case of old junior subordinated debentures tendered by book-entry transfer, those old junior subordinated debentures will be credited to the account maintained at DTC from which those old junior subordinated debentures were delivered, unless otherwise requested by you under the heading "Special Delivery Instructions" in the letter of transmittal, promptly after the expiration of the exchange offer or termination of the exchange offer.

Procedures for Exchanging Debentures

     In order to receive the exchange consideration you must tender your old junior subordinated debentures under the exchange offer on or before its expiration.

     The method of delivery of old junior subordinated debentures and letters of transmittal, any required signature guarantees and all other required documents, including delivery through DTC and any acceptance of an agent's message transmitted through ATOP, is at your election and risk. Except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, we suggest that you use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration of the exchange offer.

     It is contemplated that our new senior debentures will be delivered in book-entry form through DTC. Accordingly, if you anticipate tendering other than through DTC, you are urged to promptly contact a bank, broker or other intermediary that has the capability to hold securities custodially through DTC, to arrange for the receipt of any new senior debentures to be delivered as part of the exchange consideration, and to obtain the information necessary in the letter of transmittal. The payment of any cash to you will be paid to you by the exchange agent.

     If you have any questions or need help in tendering your notes, please call the information agent whose address and phone number are on the back cover of this prospectus.

     Tenders of debentures. Your tender of old junior subordinated debentures, and subsequent acceptance by us, by one of the procedures set out below will constitute a binding agreement between us and you in accordance with the terms and subject to the conditions set forth in this prospectus, in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

     Tenders of debentures held in physical form. To effectively tender old junior subordinated debentures held in physical form:

o you must properly complete and duly execute a letter of transmittal, or a manually signed facsimile thereof, and any other documents required by the letter of transmittal, and those documents must be received by the exchange agent at its address set out on the back cover of this prospectus; and

o    you  must  ensure   that   certificates   representing   those  old  junior
     subordinated debentures are received by the exchange agent at that address on or prior to the expiration of the exchange offer.

     Letters of transmittal and old junior subordinated debentures should be sent only to the exchange agent and should not be sent to us, the information agent or the dealer manager.

     If your old junior subordinated debentures are registered in the name of a person other than the signatory to the letter of transmittal, then, in order to tender those old junior subordinated debentures under the exchange offer, the old junior subordinated debentures must be endorsed or accompanied by an appropriate written instrument or instruments of transfer signed exactly as that name appears on the old junior subordinated debentures, with the signature on the old junior subordinated debentures or instruments of transfer guaranteed as provided below.

     Tender of debentures held through a custodian. If your old junior subordinated debentures are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and if you wish to tender old junior subordinated debentures and deliver a letter of transmittal, you should contact that broker, dealer, commercial bank, trust company or other nominee promptly and instruct him or her or it to tender old junior subordinated debentures and deliver a letter of transmittal on your behalf. A letter of instructions is enclosed in the materials provided along with this prospectus which may be used by you in this process to instruct the registered holder to tender old junior subordinated debentures. If you wish to tender those old junior subordinated debentures yourself, you must, prior to completing and executing the letter of transmittal and delivering those old junior subordinated debentures, either make appropriate arrangements to register ownership of the old junior subordinated debentures in your name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

     Tender of debentures held through DTC. We have confirmed with DTC that the old junior subordinated debentures may be tendered using ATOP. DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their old junior subordinated debentures to the exchange agent using the ATOP procedures. In connection with the transfer, DTC will send an "agent's message" to the exchange agent. The agent's message states that DTC has received instructions from the participant to tender old junior subordinated debentures and that the participant agrees to be bound by the terms of the letter of transmittal.

     By using the ATOP procedures to tender old junior subordinated debentures, you will not be required to deliver a letter of transmittal to the exchange agent. However, you will be bound by its terms just as if you had signed it.

     Book-entry delivery procedures. The exchange agent will establish accounts with respect to the old junior subordinated debentures at DTC for purposes of the exchange offer within two business days after the date of this prospectus.

     Although delivery of old junior subordinated debentures may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, or a manually signed facsimile thereof, with any required signature guarantees, or an agent's message, in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted, to and received by the exchange agent at one or more of its addresses set out on the back cover of this prospectus on or prior to the expiration of the exchange offer in connection with the tender of those old junior subordinated debentures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

     The confirmation of a book-entry transfer into the exchange agent's account at DTC as described above is referred to in this prospectus as a "book-entry confirmation." The term "agent's message" means a message transmitted by DTC to, and received by, the exchange agent and forming a part of the book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC participant that such participant has received the letter of transmittal and agrees to be bound by the terms of the letter of transmittal.

     Signature guarantees. Signatures on all letters of transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, unless your tender of old junior subordinated debentures tendered are tendered:

o by a registered holder of old junior subordinated debentures, or by a participant in DTC whose name appears on a security position listing as the owner of those old junior subordinated debentures, who has not completed any of the boxes entitled "Special Payment Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

o for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, which entities we refer to as "eligible institutions".

     If your old junior subordinated debentures are registered in the name of a person other than the signatory to the letter of transmittal or if old junior subordinated debentures not accepted for exchange or not tendered are to be returned to a person other than the registered holder, then the signature on the letter of transmittal accompanying the tendered old junior subordinated debentures must be guaranteed. See Instructions 1 and 5 of the letter of transmittal.

     Mutilated, lost, stolen or destroyed certificates. If you desire to tender old junior subordinated debentures, but the certificates evidencing those old junior subordinated debentures have been mutilated, lost, stolen or destroyed, you should contact us for information about the procedures for obtaining replacement certificates for old junior subordinated debentures at the following address or telephone number: 2716 North Tenaya Way, Las Vegas, Nevada 89128 or
(702) 242-7040.

     Guaranteed delivery. If you want to tender old junior subordinated debentures under the exchange offer prior to the expiration of the exchange offer and,

o your certificates representing those old junior subordinated debentures are not immediately available;

o time will not permit your letter of transmittal, the certificates representing your old junior subordinated debentures and all other required documents to reach the exchange agent on or prior to the expiration of the exchange offer; or

o the procedures for book-entry transfer, including delivery of an agent's message, cannot be completed on or prior to the expiration of the exchange offer, you may nevertheless tender your old junior subordinated debentures with the effect that tender will be deemed to have been received on or prior to the expiration of the exchange offer if all the following conditions are satisfied:

o    the tender is made by or through an eligible institution;

o a properly completed and duly executed notice of guaranteed delivery or an agent's message with respect to guaranteed delivery that is accepted by us is received by the exchange agent on or prior to the expiration of the exchange offer as provided below; and

o the certificates for the tendered old junior subordinated debentures, in proper form for transfer, or a book-entry confirmation of the transfer of those old junior subordinated debentures into the exchange agent's account at DTC as described above, together with a letter of transmittal, or manually signed facsimile thereof, that is properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal, or a properly transmitted agent's message, are received by the exchange agent within two business days after the date of execution of the notice of guaranteed delivery.

     The notice of guaranteed delivery may be sent by hand delivery, facsimile transmission or mail to the exchange agent and must include a guarantee by an eligible institution in the form set out in the notice of guaranteed delivery.

     Under no circumstances will interest be paid by us by reason of any delay in exchanging old junior subordinated debentures for the exchange consideration to any person using the guaranteed delivery procedures that results from this guaranteed delivery. The exchange consideration for old junior subordinated debentures tendered under the guaranteed delivery procedures will be the same as for old junior subordinated debentures delivered to the exchange agent on or prior to the expiration of the exchange offer, even if the old junior subordinated debentures to be delivered subject to the guaranteed delivery procedures are not so delivered to the exchange agent, and therefore exchange by the exchange agent on account of those old junior subordinated debentures is not made, until after the exchange date.

     Backup United States federal income tax withholding. To prevent backup federal income tax withholding you must provide the exchange agent with your current taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the letter of transmittal.

     Determination of validity. All questions as to the validity, form, eligibility, including time of receipt, and acceptance of any tendered old junior subordinated debentures subject to any of the procedures described above will be determined by us, in our sole discretion, which determination shall be final and binding.

     We reserve the right to reject any or all tenders of any old junior subordinated debentures that we determine not to be in proper form or if the acceptance for tender of those old junior subordinated debentures may, in the opinion of our counsel, be unlawful. We also reserve the right to waive any of the conditions of the exchange offer or any defect or irregularity in any tender of your old junior subordinated debentures, whether or not similar defects or irregularities are waived in the case of other holders of old junior subordinated debentures.

     Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions thereto, will be final and binding. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. If we waive our right to reject a defective tender of old junior subordinated debentures, you will be entitled to the exchange consideration.

Withdrawal of Tendered Old Junior Subordinated Debentures

     You may withdraw tenders of debentures at any time on or prior to the expiration of the exchange offer, but the exchange consideration shall not be payable in respect of old junior subordinated debentures so withdrawn. We will not determine whether the cash option for the exchange consideration has been oversubscribed until after the expiration of the exchange offer. You will not be able to withdraw your tender of old junior subordinated debentures at the time we make this determination even though it may affect the type of exchange consideration you will receive in the exchange offer.

     Tenders of old junior subordinated debentures may be validly withdrawn if the exchange offer is terminated without any old junior subordinated debentures being exchanged thereunder. In this case, the old junior subordinated debentures tendered under the exchange offer will be promptly returned to you.

     If we make a material change in the terms of the exchange offer or waive a material condition of the exchange offer, we will disseminate additional exchange offer materials and extend the exchange offer to the extent required by law. In addition, we may, if we deem appropriate, extend the exchange offer for any other reason. If the consideration to be paid in the exchange offer is increased or decreased or the principal amount of old junior subordinated debentures subject to the exchange offer is decreased, the exchange offer will remain open at least 10 business days from the date we first give notice to you, by public announcement or otherwise, of that increase or decrease.

     For a withdrawal of tendered old junior subordinated debentures to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent on or prior to the expiration of the exchange offer at its address set out on the back cover of this prospectus. Any such notice of withdrawal must:

o specify the name of the person who tendered the old junior subordinated debentures to be withdrawn;

o contain the description of the old junior subordinated debentures to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing those old junior subordinated debentures, unless those old junior subordinated debentures were tendered by book-entry transfer, and the aggregate principal amount represented by those old junior subordinated debentures; and

o be signed in the same manner as the original signature on the letter of transmittal by which those old junior subordinated debentures were tendered, including any required signature guarantees, or be accompanied by evidence sufficient to the exchange agent that the person withdrawing the tender has succeeded to the beneficial ownership of the old junior subordinated debentures.

     If the old junior subordinated debentures to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal is effective immediately upon written or facsimile notice of that withdrawal even if physical release is not yet effected.

     Any permitted withdrawal of old junior subordinated debentures may not be rescinded, and any old junior subordinated debentures properly withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. Withdrawn old junior subordinated debentures may, however, be re-tendered by again following one of the appropriate procedures described in this prospectus at any time on or prior to the expiration of the exchange offer.

     If we extend the exchange offer or if for any reason, whether before or after any old junior subordinated debentures have been accepted for tender, the acceptance for tender of old junior subordinated debentures is delayed or if we are unable to accept the tender of old junior subordinated debentures under the exchange offer, then, without prejudice to our rights under the exchange offer, tendered old junior subordinated debentures may be retained by the exchange agent on our behalf and may not be withdrawn, subject to Rule 14e-l(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer, except as otherwise provided in this section.

     All questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding. Neither we, the exchange agent, the dealer manager, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification.

Conditions to, and Amendment of, the Exchange Offer

     The exchange offer is subject to the conditions that:

o we must receive valid tenders for at least 90% of the aggregate principal amount of the outstanding old junior subordinated debentures;


o We must receive valid tenders of at least $27,059,000 in aggregate principal amount of old junior subordinated debentures for cash;


o we must receive the consent of the lenders, under Sierra's $135 million senior secured credit facility, which has been guaranteed by us to our issuing the new senior debentures in the exchange offer and the subordination of our guaranty of Sierra's credit facility to the new senior debentures;

o    the  exchange   offer   complies  with   applicable   laws  and  applicable
     interpretations of the staff of the SEC;

o the new senior debentures must be approved for listing on the New York Stock Exchange;

o no litigation has been instituted or threatened or law enacted that could prohibit the exchange offer, materially adversely affect our business or materially impair the benefits of the exchange offer;

o no event has occurred affecting our business that could prohibit, prevent or significantly delay consummation of the exchange offer, or materially impair our contemplated benefits of the exchange offer; and

o no tender or exchange offer for our equity securities or any business combination involving us has been proposed or announced or has occurred.

     Subject to satisfaction or waiver of the conditions, we will accept for exchange any and all old junior subordinated debentures that are validly tendered and not withdrawn before 11:59 p.m., New York City time, on the expiration date of the exchange offer. However, we reserve the right to:

o delay the acceptance of your old junior subordinated debentures for exchange;

o    terminate the exchange offer;

o extend the expiration date and retain all old junior subordinated debentures that have been tendered, subject to the right of owners of the old junior subordinated debentures to withdraw their tendered old junior subordinated debentures;

o refuse to accept the old junior subordinated debentures and return all old junior subordinated debentures that have been tendered to us; or

o waive any condition or otherwise amend the terms of the exchange offer in any respect.

United States Federal Income Tax Consequences of the Exchange Offer

     You are referred to the discussion about the federal income tax consequences of the exchange offer under "Material United States Federal Tax Consequences". Tax matters are very complicated and the tax consequences of the exchange offer to you will depend on the facts of your own situation. You should consult your own tax advisor for a full understanding of the tax consequences to you of the exchange offer.

Exchange Agent

     We have appointed Wells Fargo Bank Minnesota, N.A. as the exchange agent for the exchange offer of the old junior subordinated debentures. We have agreed to pay Wells Fargo Corporate Trust reasonable and customary fees for its services and will reimburse Wells Fargo Corporate Trust for its reasonable out-of-pocket expenses. All executed letters of transmittal and any other required documents should be sent or delivered to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

         Wells Fargo Corporate Trust:

         By Registered & Certified Mail:

         WELLS FARGO BANK MINNESOTA, N.A.
         Corporate Trust Operations

         MAC N9303-121
         PO Box 1517
         Minneapolis, MN  55480

         By Regular Mail or Overnight Courier:

         WELLS FARGO BANK MINNESOTA, N.A.
         Corporate Trust Operations

         MAC N9303-121

         Sixth & Marquette Avenue
         Minneapolis, MN  55479

         In Person by Hand Only:

         WELLS FARGO BANK MINNESOTA, N.A.
         12th Floor - Northstar East Building
         Corporate Trust Services
         608 Second Avenue South

         Minneapolis, MN  55479

         By Facsimile (for Eligible Institutions only):

         (612) 667-4927

         For Information or Confirmation by
         Telephone:

         (800) 344-5128

     Delivery of a letter of transmittal to an address other than that for the exchange agent as set forth above or transmission of instructions via facsimile other than as set forth above does not constitute a valid delivery of a letter of transmittal.

Dealer Manager

     We have retained Banc of America Securities LLC as our exclusive dealer manager in connection with the exchange offer. We will pay Banc of America Securities LLC a customary fee for its services. We have also agreed to reimburse Banc of America Securities LLC for its expenses and to indemnify it against certain expenses and liabilities, including liabilities under federal securities laws. These expenses are not included in the fees set forth above.

Information Agent

     We have appointed D.F. King & Co., Inc., the information agent for the exchange offer of the old junior subordinated debentures. We have agreed to pay D.F. King reasonable and customary fees for its services and will reimburse D.F. King for its reasonable out-of-pocket expenses. Any questions concerning the exchange offer procedures or requests for assistance or additional copies of this prospectus or the letters of transmittal may be directed to the information agent at:

         D.F. King & Co., Inc.
         77 Water Street
         New York, New York 10005

         Banks and Brokers, call collect:

         (212) 269-5500

         Others, call toll free:
         (800) 735-3591

Fees and Expenses

     We will bear the expenses of soliciting tenders for the exchange offer. We are making the principal solicitation by mail. However, we may make additional solicitations by telephone, facsimile, e-mail or in person by officers and regular employees of ours and those of our affiliates.

     In addition, we may make payments to brokers, dealers or others soliciting acceptance of the exchange offer. We will also pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

     We will pay the cash expenses to be incurred in connection with the exchange offer and are estimated in the aggregate to be approximately $1.8 million. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Payment of Solicitation Fee

     We will pay to soliciting dealers a solicitation fee of $5.00 per $1,000 of old junior subordinated debentures tendered, accepted for purchase and paid pursuant to the exchange offer, provided, that the aggregate solicitation fee paid to any one soliciting dealer shall not exceed $25,000. As used herein, a "soliciting dealer" is an entity covered by a letter of transmittal which designated its name as having solicited and obtained the tender, and is:

o any broker or dealer in securities, excluding the dealer manager, which is a member of any national securities exchange or of the NASD;

o any foreign broker or dealer not eligible for membership in the NASD which agrees to conform to the NASD's Rules of Fair Practice in soliciting tenders outside the United States to the same extent as though it were an NASD member; or

o    any bank or trust company.

     No such fee shall be payable to a soliciting dealer with respect to the tender of old junior subordinated debentures by a holder unless the letter of transmittal accompanying such tender designates such soliciting dealer. No such fee shall be payable to a soliciting dealer in respect of old junior subordinated debentures registered in the name of such soliciting dealer unless such old junior subordinated debentures are held by such soliciting dealer as nominee and such old junior subordinated debentures are being tendered for the benefit of one or more beneficial owners identified on the letter of transmittal. No such fee shall be payable to a soliciting dealer if such soliciting dealer is required for any reason to transfer the amount of such fee to a depositing holder (other than itself). No such fee shall be paid to a soliciting dealer with respect to old junior subordinated debentures tendered for such soliciting dealer's own account. No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of us, DTC, the dealer manager or the information agent for purposes of the exchange offer. For all purposes noted in all materials related to the exchange offer, the term "solicit" shall be deemed to mean no more than "processing old junior subordinated debentures tendered" or "forwarding to customers materials relating to the exchange offer."

     We will also, upon request, reimburse soliciting dealers for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the exchange offer to their customers.

Transfer Taxes

     Owners who tender their old junior subordinated debentures for exchange will not be obligated to pay any transfer taxes. If, however,

o new senior debentures are to be delivered to, or issued in the name of, any person other than the registered owner of the old junior subordinated debentures; or

o old junior subordinated debentures are registered in the name of any person other than the person signing the letter of transmittal; or

o a transfer tax is imposed for any reason other than the exchange of new senior debentures for old junior subordinated debentures in connection with the exchange offer;

then the amount of any transfer taxes, whether imposed on the registered owner or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

No Appraisal Rights

     You will not have any right to dissent and receive an appraisal of your old junior subordinated debentures in connection with the exchange offer.

Listing

     We have applied to list the new senior debentures on the New York Stock Exchange. However, we do not expect the new senior debentures to be listed until after 30 days following the consummation of the exchange offer.

Accounting Treatment of the Exchange Offer

          The proposed exchange offer contains concessions by the holders of the old junior subordinated debentures, including extending the maturity and accepting an interest rate that may be lower than what we could obtain from other lenders. In accordance with Statement of Financial Accounting Standards No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" ("SFAS No. 15"), the exchange of the new senior debentures for the old junior subordinated debentures will be treated as a troubled debt restructuring. Additionally, the old junior subordinated debentures are considered to represent one payable, even though there are many debenture holders. Although some of the debenture holders may exchange the old junior subordinated debentures for cash, some may exchange them for new senior debentures and others a combination of the two, this does not change the substance of the transaction for CII Financial; accordingly, the proposed exchange is considered to be a single transaction.

         Under the terms of the proposed transaction, total future cash payments (interest and principal) on the new senior debentures are less than the balance of the old junior subordinated debentures less the cash consideration given in the exchange. Accordingly, under SFAS No. 15, a gain on restructuring will be recognized for the difference and the carrying amount of the new senior debentures will initially be the total future cash payments on the new senior debentures. Costs incurred in connection with the exchange will offset the gain on restructuring and any issuance costs in excess of the gain will be expensed. All cash payments related to the new senior debentures will be reductions of the carrying amount of the new senior debentures and no interest expense will be recognized over the new term.

Fractional Debentures

     We will issue new senior debentures in denominations of $1,000 and integral multiples of $1,000, except that we may issue smaller denominations in respect of any fractional principal amount of new senior debentures which a registered holder is entitled to receive as exchange consideration.

"Blue Sky" Compliance

     We are making this exchange offer to all holders of old junior subordinated debentures. We are not aware of any jurisdiction in which the making of the exchange offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the exchange offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the exchange offer will not be made to, nor will tenders of old junior subordinated debentures be accepted from or on behalf of, the holders of old junior subordinated debentures residing in such jurisdiction.

                                    BUSINESS

General

     We are a holding company whose subsidiaries, California Indemnity Insurance Company, Commercial Casualty Insurance Company, Sierra Insurance Company of Texas and CII Insurance Company are primarily engaged in writing workers' compensation insurance in nine Western and Midwestern states. Substantially all of our assets and our operations are conducted through our subsidiaries. In addition, we have other smaller subsidiaries that we consider immaterial to our overall results.

     We were acquired by Sierra on October 31, 1995 in a transaction treated as a pooling of interests. However, our old junior subordinated debentures remain solely our obligation and Sierra has not guaranteed the payment of the debentures.

     Our subsidiaries write workers' compensation insurance in the states of California, Colorado, Nevada, Texas, Nebraska, Kansas, Missouri, New Mexico and Utah primarily through independent insurance agents and brokers, and have licenses in 33 states and the District of Columbia and applications pending for licenses in other states. California, Colorado and Nevada represented approximately 77%, 8% and 8%, respectively, of our direct written premiums for the year ended December 31, 2000.

     We focus on writing lower-severity classes of workers' compensation insurance for primarily small and mid-sized employers although we actively pursue accounts of all sizes. This strategy allows us to direct our managed care expertise to employers that may lack the in-house resources needed to manage costs effectively and to return injured employees to work safely and quickly. These techniques include the use of specialized preferred provider networks, utilization review by our board certified occupational medicine physician and the employment of nurse case managers, medical bill reviewers, and job developers to facilitate early return to work. In particular, our Return to Work, or RTW, Program has brought a large number of injured workers back to the job more quickly and at a lower cost than would have otherwise been possible.

     By focusing primarily on small and mid-sized employers, we seek to target under-served segments of the workers' compensation market and avoid the price competition associated with large accounts. As of December 31, 2000, we had 15,292 policies in force and an average policy size of approximately $11,700.

     The following table sets forth the percentages of our written premiums in force on December 31, 2000, December 31, 1999, and July 31, 1998 attributable to the listed risk classifications identified as the insureds' governing class:

                                             December 31, 2000       December 31, 1999        July 31, 1998
                                           ----------------------- ---------------------- -----------------------
Construction                                       30.47%                 29.67%                  26.63%
Manufacturing                                      15.24                   16.28                  14.69
Service Industry                                   12.54                   13.15                  12.27
Agriculture                                        12.53                   10.95                  11.39
Other (1)                                           29.22                  29.95                   35.02
                                           ---      -----          ---     -----          ---      -----
Total                                             100.00%                 100.00%                100.00%
                                                  ======                  ======                 ======

------------------
(1) Includes all other risk classifications insured by us, none of which accounted for more than 9.5% of our written premiums in force as of any of the above dates.

Underwriting

     Prior to insuring a particular risk, we review, among other factors, the employer's prior loss experience and other pertinent underwriting information. Additionally, we determine whether the employer's employment classifications are among the classifications that we have elected to insure and if the amounts of the premiums for the classifications are within our guidelines. We review these classifications periodically to evaluate whether they are profitable. Of the approximately 550 employment classifications in California, we are willing to insure approximately two-thirds. The remaining classifications are either excluded by our reinsurance treaty or are believed by us to be too hazardous or not profitable. In addition, we increase our requirements for certain classifications to increase the likelihood of profitability.

     Once an employer has been insured by us, our loss control department may assist the insured in developing and maintaining safety programs and procedures to minimize on-the-job injuries and industrial health hazards. The safety programs and procedures vary from insured to insured. Depending upon the size, classifications and loss experience of the employer, our loss control department will periodically inspect the employer's places of business and may recommend changes that could prevent industrial accidents. In addition, severe or recurring injuries may also warrant on-site inspections. In certain instances, members of our loss control department may conduct special educational training sessions for insured employees to assist in the prevention of on-the-job injuries. For example, employers engaged in contracting may be offered a training session on general first aid and prevention of injuries from specific work exposures.

Claims

     Our claims operation is organized into a centralized claims/managed care service office in Las Vegas, Nevada, and four regional claims service offices. Major claims, those of high severity, complex nature and/or which are expected to exceed applicable reinsurance retention levels, are handled directly, or supervised, by the reinsurance claims staff.

     Our approach to claims administration relies upon a high level of interaction with the injured worker and the insured to resolve claims in an efficient and cost effective manner. Claims personnel act as the contact point with the insured and refer the claim to the appropriate support services within our managed care and Return To Work, or RTW, functions.

     Sierra Health and Life Insurance Company. Effective December 2000, for all claims other than from our Texas operation, we have contracted our medical management, bill review and return to work functions with Sierra Health and Life Insurance Company's Workers' Compensation Managed Care Division. The arrangement is at cost. The staff of the Managed Care Division, consists of 88 employees, who were previously employed by California Indemnity Insurance Company in the same capacities. Sierra Health and Life Insurance Company is a wholly-owned subsidiary of Sierra.

     We have sought to reduce medical and indemnity cost by minimizing litigation and litigation expense, returning workers to work safely and quickly, and having access to medical attention at competitive prices. We have sought to accomplish this by:

o using statewide medical provider networks, the members of which have agreed to provide hospital and physician services at reduced fee schedules;

o utilizing medical bill review services which advise us of any excess charges submitted by providers;

o facilitating early return to work and managing vocational rehabilitation costs;

o    improving customer service to allow for faster reporting; and

o    outsourcing legal defense.

     Use of Managed Care. We use managed care techniques to manage claim costs. Except where limited by law, our managed care strategy directs injured workers to preferred provider organizations, which we refer to as PPO's, to take advantage of rates negotiated by the PPO's with participating providers and to utilize doctors who understand the procedures and communication required to allow injured workers to return to work safely and quickly. This strategy has led us to spend substantially less on medical costs than otherwise payable under state established fee schedules. From 1995 to December 31, 2000, our use of PPO's as a percentage of total medical bills where a saving was achieved, known as "PPO penetration", increased from 25% to 45%. In addition to increasing PPO penetration we also increased the savings from state established fee schedules to 32% through December 31, 2000, from 22% of such schedules for 1995.

     Management of the medical portion of any claim assists the employer in managing the cost of the indemnity benefit. Our staff of nurses evaluates lost-time cases and directs the injured employee to preferred providers. We utilize a board certified occupational medicine physician as medical director to provide prospective, concurrent, and retrospective review of inpatient admissions. The medical director can communicate directly with treating physicians to assist with the direction of appropriate and timely medical care. By requesting the treating provider to obtain authorization prior to the administration of medical care, we seek to receive medical justification for proposed treatments, which often leads to more accurate medical diagnoses. We have used the medical authorization process to reduce the costs associated with over-treating or under-treating by medical care providers.

      Medical Bill Review. We use medical bill reviewers to manage costs. By performing the bill review work, we have increased our bill review savings as a percentage of state fee schedules from 25% for 1995 to 38% for the year ended December 31, 2000.

     Return to Work, or "RTW", Program. A critical component of our claims administration approach and our accompanying efforts to reduce indemnity costs is our RTW Program. The program assigns certain claims to a RTW technician, who contacts the injured worker's physician and employer to ascertain functional capacity restrictions and determines whether the employee can perform modified or temporary work. In an unmanaged environment, the doctor typically relies upon the injured worker's description of job duties and bases the medical impairment and disability status upon that subjective description. Such reliance on the worker's description can lead to increased amounts of lost time and, therefore, much higher indemnity payments by us. The RTW technician's task is to work with the doctor and the employer to formally define job duties and to compare those against functional capacity restrictions. This process allows the RTW technician to determine the extent of job disability and the need for vocational rehabilitation as required by the state. By being directly involved with the assessment process, we not only strive to obtain an objective disability diagnosis, but also provide a valuable service to our smaller insureds, who typically do not have formalized processes for return to work.

     Customer Service. Early claims reporting allows us to direct the injured worker to in-network medical care providers, to enroll those workers in the RTW program, and to reduce the chance of litigation. We have instituted a 24-hour per day, seven days per week, toll free "800" telephone number that allows employers to notify us of a potential claim as quickly as possible.

     Our customer service call center directs policyholders and injured workers to the nearest preferred health care facility and provides assistance to claims examiners by asking specific investigative questions which allow the examiner to make prompt claim decisions. The customer service representatives additionally answer questions relating to provider bill status, pharmacy authorization, and agent/employer requests for information.

     California Health Care Organization. In December 2000, Sierra Health and Life Insurance Company was licensed in California as a Health Care Organization by the California Department of Managed Care.


     A California Health Care Organization coordinates the health care delivery system for the injured worker, including primary provider assignment, emergency and inpatient care, physician consultations, referrals and diagnostic testing. The Health Care Organization also provides quality assurance, medical management and return to work assistance. These provisions afford better cost controls for employers by allowing their injured employees access to medical providers trained in workers' compensation issues. We began the activities of Sierra Health and Life as a California Health Care Organization in the first quarter of 2001.


     Legal Defense. In April 1997, we discontinued our in-house claims legal defense unit in Southern California and entered into a five-year contract with a law firm specializing in the defense of workers' compensation claims. This legal arrangement defines roles for the attorneys and claims personnel to maximize efficient handling of litigated claims.

Competition

     Workers' compensation is a statutory system that requires an employer to provide its employees with medical care and other specified benefits for work-related injuries, even though the injuries may have resulted from the negligence or wrongs of a person, including the employee. Employers typically purchase workers' compensation insurance to provide these benefits. The benefits payable are generally established by statute.

     The California workers' compensation insurance industry is extremely competitive. Approximately 185 companies wrote workers' compensation insurance in California in 1999, including the State Compensation Insurance Fund, which is the largest writer in California. Many of these companies have been in business longer, have a larger volume of business, offer a more diversified line of insurance coverage, have greater financial resources and have greater distribution capability than us. We believe that the dominant competitor in the industry is the State of California Compensation Insurance Fund. We concentrate on insuring workers' compensation accounts in the small to medium-size range, where we compete primarily on the basis of service and where policyholder dividends are not a significant factor.

     Based on 1999 direct written premiums, we were the 13th largest writer of workers' compensation insurance in California, with a 2% market share. Our insurance subsidiaries are currently rated "B++" by A.M. Best.

     The following table provides an illustration of our subsidiary, California Indemnity Insurance Company, and the top 10 workers' compensation writers in the state of California for 1999:

                     California Workers' Compensation Market

                            For the Year Ended December 31, 1999 (dollars in millions)


                                                             Direct   Written

         Insurer                                             Premiums           Market Share

           State Compensation Fund                              $  1,244.7           21.6%

           Fremont Comp Insurance Group*                             520.4            9.0
         --------------------------------------------------
                                                                     482.2            8.4
           Superior National Insurance Group*

           Liberty Mutual Insurance                                  463.0            8.0

           Fireman's Fund/Allianz                                    232.6            4.0

           Kemper Insurance Companies                                213.7            3.8

           Farmers Insurance Group                                   184.6            3.2

           Reliance Insurance*                                       184.1            3.2

           Great American P&C                                        173.3            3.0

           Legion Insurance Co.                                      173.0            3.0


           California Indemnity Insurance Company                    120.5            2.0


Source: California Workers' Compensation Institute Bulletin No. 00-15

* These three companies have significantly reduced their writings in California or announced their intentions to do so. Fremont and Superior each had an "E" (under regulatory supervision) rating by A.M. Best as of December 10, 2000. Reliance had a "D" (poor) rating by A.M. Best as of December 10, 2000.

     Prior to 1995, California law set minimum rates. This minimum rate law was repealed by the California legislature with policies issued or renewed on or after January 1, 1995. From 1995 until the end of 1999, our pricing declined significantly as competitors sought to write more business by cutting their prices. Beginning in December 1999 we began achieving rate increases on renewing policies. This increasing rate trend has continued through December 2000.

     In other states in which we are currently writing business, competition for workers' compensation insurance is primarily driven by pricing, dividend plans and agents' commission. In these states, the National Council on Compensation Insurance, or NCCI, is usually the designated rating organization. The NCCI accumulates statistical information and recommends pure loss cost rates to each state's department of insurance who has final approval authority. We then add loss cost multipliers or expense loads to derive premium rates for each filed company. Rating plans in NCCI states are more "standardized" pricing models based upon plans (algorithms) developed by the NCCI and approved by departments of insurance.

     Both Colorado and Nevada have competitive and dominant state insurance funds who represent the major competition in their respective states. In
Colorado,  the state  fund is  Pennacol  Insurance  Company.  In  Nevada,  it is
Employers Insurance Company of Nevada, formerly a state fund but now a private mutual insurer. In addition to these two organizations, there are approximately 200 other companies competing for business in states outside of California. The major competitive tool in NCCI states is the use of participating policies, which grant policyholders' dividends, and policies with retrospective rated premium. We currently write participating policies in Colorado, Nevada, Missouri, Nebraska, New Mexico and Kansas.

     Nevada is scheduled to change to an open rating environment from a minimum rating environment beginning July 2001.

Losses and Loss Adjustment Expenses

     Often, several years may elapse between the occurrence of a loss and the final settlement of the loss. To recognize liabilities for unpaid losses, we establish reserves, which are balance sheet liabilities representing estimates of future amounts needed to pay claims and related expenses for insured events. We also establish reserves for events that have been incurred but have not yet been reported to us, which we refer to as "incurred but not reported" or "IBNR".

     When a claim is reported, our claims personnel initially establish reserves on a case-by-case basis for the estimated amount of the ultimate payment. These estimates reflect the judgment of the claims personnel based on their experience and knowledge of the nature and value of the specific type of claim and the available facts at the time of reporting as to severity of injury and initial medical prognosis. Included in these reserves are estimates of the expenses of settling claims, including legal and other fees. Claims personnel adjust the amount of the case reserves as the claim develops and as the facts warrant.

     IBNR reserves are established for unreported claims and loss development relating to current and prior accident years. In the event that a claim that occurred during a prior accident year was not reported until the current accident year, the case reserve for such claim typically will be established out of previously established IBNR reserves for that prior accident year.

     The National Association of Insurance Commissioners requires that we submit a formal actuarial opinion concerning loss reserves with each statutory annual report. The annual report must be filed with each applicable state department of insurance on or before March 1 of the succeeding year. The actuarial opinion must be signed by a qualified actuary as determined by the California Insurance Commissioner. We retain the services of a qualified independent actuary to periodically review our loss reserves.

     The actuarial review for the year ended December 31, 1999 showed that our loss and LAE reserves were below the actuary's projected estimate by approximately $9 million and we recorded an increase to our reserves in December 1999 of $9.9 million. This reserve deficiency was primarily caused by adverse loss development on California claims in accident years 1996 to 1998. Our average cost per claim has increased each year since 1995 and the majority of our claims occur in California. The entire California workers' compensation industry has been adversely affected by higher claim severity. According to a published estimate by the California Workers' Compensation Insurance Rating Bureau in January 2001, the average ultimate loss per indemnity claim in California increased 62% from accident year 1995 to accident year 1999. Factors influencing this increase include rising average temporary disability costs, the increase in the number of major permanent disability claims, medical inflation and adverse court decisions related to medical control of claimant's treatment. According to the California Workers' Compensation Institute, an industry association, industry-wide workers' compensation medical costs in California have far outstripped medical inflation, rising 15.3% in 1997, 15.8% in 1998 and 13.6% in 1999.

     In the first six months of 2000 and especially in the second quarter, we continued to see adverse reserve development on prior accident years and we had our independent actuary perform a review of the June 30, 2000 reserves. As a result of this review, we increased our reserves by $19.2 million, which was in addition to a $1.5 million increase in the first quarter. The total net adverse reserve development on prior accident years through December 31, 2000 was $23.3 million. The reserve deficiency was again primarily related to adverse reserve development on California claims in accident years 1996 to 1999 and was due to continuing increases in average claim costs.

     We and an independent actuary test the adequacy of our reserves using generally accepted actuarial methods. Both paid loss and incurred loss methods are used to estimate the amount of the ultimate reserves. We also test our reserves by comparing our paid losses and incurred losses to similar data provided by the California Workers Compensation Insurance Rating Bureau for all California workers' compensation insurance companies.

     We review the adequacy of our reserves with our independent actuary periodically and consider external forces such as changes in the rate of inflation, the regulatory environment, the judicial administration of claims, medical costs and other factors that could cause actual losses and LAE to change. The actuarial projections include a range of estimates reflecting the uncertainty of projections. Management evaluates the reserves in the aggregate, based upon the actuarial indications and makes adjustments where appropriate. Our consolidated financial statements provide for reserves based on the anticipated ultimate cost of losses.

     The following table sets forth the number of claims reported to us for the years ended December 31, 2000, 1999 and 1998, and related direct earned premiums and claims frequency, or the number of claims per million dollars of direct earned premium.


                                                                   Year ended December 31,
                                                              2000              1999           1998

Number of claims reported during year                        20,600            17,500          19,200
Direct earned premiums (in millions)                         $203.1            $146.7          $154.0
Claims frequency                                              101.4
                                                                            -------------       124.7
                                                                                119.3

     The following table sets forth, for the years ended December 31, 2000, 1999 and 1998, the cumulative loss ratio, net of reinsurance, for each accident year and also shows how the net loss ratios have developed during each of the three years ended December 31, 2000.


                                                   Cumulative Loss Ratios
                                                   Year ended December 31,
         Accident Year                    2000                   1999              1998
         1995 and prior                   72.30%                 72.05%            73.76%
         1996                             93.00                  89.60             85.72
         1997                             96.22                  90.42             84.21
         1998                             88.44                  83.64             77.45
         1999                             66.53                  62.13
         2000                             69.07

     The following table sets forth, for the years ended December 31, 2000, 1999and 1998, the cumulative loss ratio, gross of reinsurance, for each accident year and also shows how the gross loss ratios have developed during each of the three years ended December 31, 2000.


                                                           Cumulative Loss Ratios
                                                          Year ended December 31,
         Accident Year                    2000                     1999                      1998
         1995 and prior                   72.37%                   71.98%                   73.54%
         1996                             91.71                    88.41                    83.98
         1997                             96.17                    90.08                    84.42
         1998                            102.50                    92.08                    83.45
         1999                            116.23                    96.48
         2000                            105.57


     The liabilities for losses and loss adjustment expense, which we refer to as LAE, are determined using loss evaluations and statistical projections and represent estimates of the ultimate net cost of all unpaid losses and LAE incurred through December 31 of each year. These estimates are subject to the effect of trends in claim severity and frequency and are continually reviewed and adjusted to reflect new experience and information, as it becomes known. Such adjustments, if any, are reflected in current operations. Notwithstanding the fact that the claims for which reserves are established may not be paid for many years, the reserves for losses and LAE payments are not discounted, except to calculate the liability for federal income taxes. The anticipated price or cost increases due to inflation are considered in estimating ultimate claim costs. Historical trends, adjusted to reflect anticipated changes in underwriting standards, policy provisions and general economic trends, provide the basis for predicting the severity of future claims. Actual developments are monitored and anticipated trends are modified, if necessary.

     The following table provides a reconciliation of beginning and ending liability balances for the years ended December 31, 2000, 1999 and 1998.

        Reconciliation of Liability for Loss and Loss Adjustment Expenses
                                 (in thousands)

                                                         Year ended December 31,
                                                   2000          1999           1998
Net Beginning Loss and LAE Reserve                 $134,305      $174,467       $181,643

Net Provision for Insured Events Incurred in:
      Current Year                                   86,587        51,541       103,990
      Prior Years                                    23,293         9,920        (9,643)
                                                     ------         -----        -------
  Total Net Provision                               109,880        61,461        94,347
                                                    -------        ------        ------

Net Payments for Loss and LAE
   Attributable to Insured Events Incurred

    In:
      Current Year                                   26,867        21,207         29,591
      Prior Years                                    61,521        80,416         71,932
                                                     ------      --------       --------
  Total Net Payments                                 88,388       101,623        101,523
                                                     ------       -------        -------

Net Ending Loss and LAE Reserve                     155,797       134,305        174,467
Reinsurance Recoverable                             218,757       110,089         37,797
                                                    -------       -------       --------

Gross Ending Loss and LAE Reserve                  $374,554      $244,394       $212,264
                                                   ========      ========       ========

     For the year ended December 31, 1998, we recognized favorable loss development of $9.6 million, as our losses were lower than projected. This favorable loss development reduced our incurred losses reported in that calendar year and was mainly attributable to lower actual paid claims than were previously reserved on accident years prior to 1995. In calendar years 1991 and 1992, we experienced significant adverse loss development on prior accident years and recorded reserve increases of $16.2 million and $28.1 million, respectively. The adverse development occurred primarily on the 1990 and 1991 accident years and was attributable to what we referred to as "stress and strain" claims, which were primarily psychological or mental claims and were usually unaccompanied by any outward display of a physical injury. The economic recession in California during this period resulted in a significant increase in workers' compensation reported claims. Benefits paid to a claimant were not subject to income taxes whereas unemployment benefits were subject to income taxes. In establishing reserves in 1992 and subsequent periods, we tried to factor in this adverse development trend. In 1993, California enacted workers' compensation reform laws, which, along with an improving economy, substantially eliminated stress and strain claims. We did not reduce our prior accident year reserves until we and our actuary were satisfied that the claims payment trend was fully substantiated.

     For the year ended December 31, 1999, we had adverse loss development of $9.9 million which, as discussed above, was primarily due to higher average claims in California on accident years 1996 to 1998. For the year ended December 31, 2000, we had additional adverse loss development of $23.3 million. This too, as discussed above, was due to continuing higher average claims on accident years 1996 to 1999. The actuarial projections of direct ultimate indemnity costs per claim as of December 31, 2000 for these accident years were $20,971 for 1996, $23,053 for 1997, $25,457 for 1998 and $28,153 for 1999. These new
projections represent an average increase of 68% over what was projected a year earlier. We believe that, based on current information, our reserves are adequate as we have recorded reserves that are slightly in excess of $800,000 higher than our independent actuary's estimate. Given the uncertainty that is inherent in projecting loss reserves, we believed it prudent to record reserves that were slightly higher than the actuarial projections. The majority of the adverse loss development occurred on accident years that were not covered by our low level reinsurance agreement. While the low level reinsurance agreement is in run-off effective July 1, 2000, premium rates have been increasing, which we believe will potentially mitigate the loss of this very favorable reinsurance protection. See "-Reinsurance" for a discussion of our change in reinsurance. The premium rate increases on policies renewed in California during the year ended December 31, 2000 were approximately 26% and for the second half of the year, averaged approximately 36%. Since we have seen our reserves develop adversely for the past two years and based on the fact that projecting ultimate reserves cannot be done with 100% accuracy, we believed it prudent to establish reserves at a higher loss ratio to mitigate any future adverse loss development that may occur.

     The following table discloses our development of the liability for losses and LAE for the ten years ended December 31, 2000. The information is prepared using accounting principles generally accepted in the United States. The information shown in each of the year columns represent cumulative development data on the reserves reported on the balance sheets at December 31 of each year. The table does not show individual accident year loss development as it includes reserves on open claims from prior accident years. For example, if an open claim has a reported reserve at December 31, 1993 and the reserve is increased by $5,000 in the year ended December 31, 1998, the $5,000 development will be reflected in the cumulative development in each of the years 1993 through 1998.

     The first line shows the loss and LAE reserves reported on the balance sheet. From this is deducted reinsurance recoverables on ceded loss and LAE reserves and the result is the net loss and LAE reserves. The section titled "Net Reserve Re-estimated" shows how these net reserves have changed each year, as more information becomes available. We refer to these changes as loss development and the loss development on all years is reflected in the current results of operations. The section titled "Cumulative Net Paid" shows the cumulative payments, net of reinsurance, made on these reserves in each of the succeeding years. The line "Cumulative (Deficiency) Redundancy" shows the aggregate change between the net loss and LAE reserves and the last amount shown as net re-estimated reserves. The impact on the results of operations for each of the three most recent years is shown in the preceding "Reconciliation of Liability for Losses and Loss Adjustment Expenses" table as a "Net Provision for Insured Events Incurred in Prior Years." The bottom section of the following table shows the cumulative development on a gross reserve basis, before deducting reinsurance.

     Conditions and trends that have historically affected our reserves may not necessarily occur in the future and it may not be appropriate to extrapolate future redundancies or deficiencies based on this table.

           ANALYSIS OF LOSSES AND LOSS ADJUSTMENT EXPENSE DEVELOPMENT
                                 (in thousands)

                                                                         Year ended December 31,
                        2000      1999      1998      1997      1996      1995      1994      1993      1992      1991      1990
                        ----      ----      ----      ----      ----      ----      ----      ----      ----      ----      ----
Losses and
   LAE Reserve......  $374,554   $244,394  $212,264  $202,699  $187,776  $182,318  $190,962  $200,356  $178,460  $112,749  $ 67,593
Less Reinsurance
Recoverables (1)....   218,757    110,089    37,797    21,056    15,676    25,871    29,342    25,841    20,207
                      --------   --------  --------    ------    ------    ------    ------    ------    ------
Net Loss and
    LAE Reserves...    155,797    134,305   174,467   181,643   172,100   156,447   161,620   174,515   158,253

Net Reserve
  Re-estimated as of (2)
1 Year Later.......               157,598   184,386   172,000   163,130   141,163   139,741   160,562   154,388   140,815    83,841
2 Years Later......                         204,029   173,596   146,987   132,193   125,279   141,100   147,167   142,447    96,011
3 Years Later......                                   186,794   140,563   113,766   117,792   126,483   134,747   143,433    97,142
4 Years Later......                                             146,266   102,652   102,955   122,517   132,193   137,143    97,942
5 Years Later......                                                       104,249    95,997   114,443   131,112   135,249    94,852
6 Years Later......                                                                  95,954   112,284   127,258   135,299    93,561
7 Years Later......                                                                           111,883   125,936   133,729    93,672
8 Years Later......                                                                                     125,907   132,696    92,851
9 Years Later......                                                                                               132,836    92,104
10 Years Later.....                                                                                                          92,120

Cumulative Net
   Paid as of (2):
1 Year Later.......                61,522    80,416    71,933    56,977    45,731    44,519    50,210    50,360    57,611    39,118
2 Years Later......                         124,191   117,794    91,765    70,854    68,619    79,788    84,465    89,177    65,165
3 Years Later......                                   143,369   113,054    83,674    80,645    94,865   104,569   108,849    76,988
4 Years Later......                                             125,024    91,115    86,381   102,395   114,293   120,539    83,822
5 Years Later......                                                        95,609    89,601   106,012   119,462   126,100    87,618
6 Years Later......                                                                  91,676   107,850   122,000   129,060    89,607
7 Years Later......                                                                           109,201   123,291   130,649    90,721
8 Years Later......                                                                                     124,220   131,346    91,354
9 Years Later......                                                                                               131,898    91,598
10 Years Later.....                                                                                                          91,786

Cumulative (Deficiency)
   Redundancy .....               (23,293)  (29,563)   (5,151)   25,834    52,198    65,666    62,632    32,346  (20,087)   (24,527)


Net Reserve........    155,797    134,305   174,467   181,643   172,100   156,447   161,620   174,515
Reins.
Recoverables.......    218,757    110,089    37,797    21,056    15,676    25,871    29,342    25,841
                       -------  ---------    ------    ------    ------    ------    ------    ------
Gross Reserve......   $374,554   $244,394  $212,264  $202,699  $187,776  $182,318  $190,962  $200,356
                      ========   ========  ========  ========  ========  ========  ========  ========



Net Re-estimated
Reserve.........                  157,598   204,029   186,794   146,266   104,249    95,954   111,883
Re-estimated Reins.
   Recoverables....               146,890    49,260    22,910    16,847    26,989    30,037    26,092
                                  -------    ------    ------    ------    ------    ------    ------
Gross Re-estimated
   Reserve.........               304,488   253,289   209,704   163,113   131,238   125,990   137,975
                                 --------  --------  --------   -------   -------   -------   -------
Gross Cumulative
   (Deficiency)                  $(60,094) $(41,025) $ (7,005)  $ 24,663   $51,080  $ 64,972  $ 62,381
   Redundancy......             ========= ========= =========   ========   =======  ========  ========

(1) Amounts reflect reinsurance recoverable under prospective reinsurance contracts and the cumulative amortization of retroactive reinsurance recoverable. Unamortized retroactive reinsurance recoverable is excluded as it does not reduce incurred losses under generally accepted accounting principles. Reinsurance recoverables on unpaid losses and LAE are shown as an asset on the balance sheets at December 31, 2000 and 1999.

     Our average cost per claim has increased each year since 1995. The majority of our claims occur in California. The entire California workers' compensation industry has been adversely affected by higher claim severity. The average ultimate loss per indemnity claim for California increased 62% from accident year 1995 to accident year 1999, according to a published estimate of the California Workers Compensation Insurance Rating Bureau in January 2001. Two of the factors influencing this increase are medical inflation and adverse court decisions related to medical control of claimant's treatment.


     Unallocated loss adjustment expense reserves are established for the estimated costs related to the general administration of the claims adjustment process. We review the adequacy of our reserves on a periodic basis and consider external forces such as changes in the rate of inflation, the regulatory environment, the judicial administration of claims, medical costs and other factors that could cause actual losses and loss adjustment expenses to change. Reserves are reviewed with our independent actuary at least annually. The actuarial projections include a range of estimates reflecting the uncertainty of projections. Management evaluates the reserves in the aggregate, based upon the actuarial indications, and makes adjustments where appropriate. Our financial statements provide for reserves based on the anticipated ultimate cost of losses.

Investments

     As of December 31, 2000, our bond and preferred stock portfolio is invested primarily in high quality investment grade securities, which represent approximately 98% of total bond and preferred stock investments. The total bond and preferred stock portfolio is comprised of approximately 21% in U.S. Treasury securities; approximately 42% in U.S. Government-sponsored Agency securities; approximately 14% in AAA-rated corporate bonds; approximately 17% in AA-rated corporate bonds; approximately 4% in A-rated corporate bonds; and approximately 2% in BAA-rated or lower corporate bonds.

     In addition to our cash and cash equivalents, preferred stocks, and fixed income bond portfolio, other investments include mortgage loans with a book value of $13.6 million and a real estate limited partnership with a book value of $807,000. The mortgage loan investments are comprised of approximately $9.0 million in commercial mortgages on real business properties in Las Vegas, Nevada extended to unaffiliated third parties and approximately $4.6 million in relocation mortgages extended to our current and former employees prior to our 1995 merger with Sierra. While mortgages and mortgage-backed securities usually have a higher rate of return than rated corporate and government bonds, we do face the potential risk associated with having to reinvest these funds if interest rates drop and the mortgages are prepaid. Since these mortgages are typically prepaid when rates are lower we would probably have to reinvest in other securities with a lower rate of return. The real estate limited partnership represents our interest in the partnership which owned our Las Vegas headquarters. As of December 31, 2000, the real estate that the limited partnership owned was sold to an unaffiliated third party and we received our share of the cash sales proceeds.

     Approximately $21 million of our investment assets as of December 31, 2000 are booked as "assets held to maturity" according to FAS 115. Assets held to maturity are carried at amortized cost; changes in the market value of these assets do not affect their book value for reporting purposes under accounting principles generally accepted in the United States of America.

     We manage our investment portfolio to provide liquidity for claims and other liabilities and to maximize total return within the financial constraints of applicable regulatory guidelines and requirements. We manage liquidity by estimating the timing of claims and operating expense payments and premium revenues received as well as the timing of payments to and from our reinsurers. During 2000, we had to reduce our estimates of premiums receipts and increase our estimates of claims payments during the year. This was primarily due to negative cash flow resulting from paying more ceded premiums to our reinsurers than had previously been projected. We successfully met these revised estimates by selling a portion of our investment portfolio while trying to minimize net realized capital losses.

     The following table reflects investments, interest earned thereon and the average annual yield on investments for the periods indicated:

                                                              Years Ended December 31,
                                                       2000              1999              1998
                                                                (dollars in thousands)
Total cash, cash equivalents and invested
  assets at end of period                         $247,151               $226,572          $283,509
Net investment income including net
  realized gains and losses before taxes            14,454                 15,395            20,229
Average annual yield on investment
  portfolio (before realized gains and
  losses and taxes)                                   6.3%                   6.2%              6.5%


     The following table sets forth information concerning the composition of our investment portfolio at December 31, 2000:

                                                                                       Percent of
                                                                 Amount                Portfolio

         (dollars in thousands)
         Fixed maturities, at fair value:
         U.S. government and government agencies                 $125,637                     57.6%
         AAA                                                       28,452                    13.0
         AA                                                        33,595                    15.4
         A                                                          6,785                     3.1
         Less than A                                                4,095                     1.9
                                                                    -----                     ---
              Total fixed maturities, at fair value               198,564                    91.0

         Equity securities, at fair value                           5,130                     2.4
         Mortgage loans receivable                                 13,619                     6.2
         Real estate partnership                                      807                     0.4
                                                                ---------                     ---
              Total investments                                  $218,120                    100.0%
                                                                 ========                    =====



     The following table sets forth the contractual maturity profile of our debt and mortgage loan investments at December 31, 2000:

                                                      Fair Value              Percent of
                   Maturity                             Amount                Portfolio
                   --------                             ------                ---------
(dollars in thousands)
One year or less                                          $42,218                    19.9%
More than one year, through five years                     46,488                    21.9
More than five years, through ten years                    11,457                     5.4
More than ten years, through fifteen years                 16,435                     7.8
More than fifteen years                                    95,585                    45.0

     Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

Reinsurance

     Our insurance subsidiaries purchase reinsurance to reduce our liability on individual policies and claims and catastrophic losses. However, we are still responsible for the direct payment of all policy benefits and claims. We pay our reinsurers a ceded premium, which is a reduction of our revenues, and the amount is primarily calculated as a percentage of our earned premiums. Ceded incurred losses are determined in a manner that is consistent with how we determine our gross incurred losses and reduce the amount of our gross incurred losses and loss adjustment expenses. Under generally accepted accounting principles, ceded unpaid losses are recorded as a reinsurance recoverable asset. Our reinsurers do not have to pay us for ceded losses until we have made payments on a claim and our payment may have to exceed certain pre-determined levels before our reinsurers become obligated to pay us. As of December 31, 2000 we had over $247 million of reinsurance recoverables from our reinsurers. A single reinsurer, Travelers Indemnity Company of Illinois, which is rated A+ by the A.M. Best Company, accounts for approximately 88% of this amount. Substantially all of the recoverables are due from reinsurers rated A+ by the A.M. Best Company and all reinsurance recoverables are considered to be collectible.

     We historically and currently have excess of loss reinsurance agreements at pre-determined amounts or retention levels that have varied throughout the years depending on our statutory capital and the protection we believed to be prudent. Prior to 2000, the non-catastrophic excess of loss layer, which we define to be below $10 million per occurrence, was placed with General Reinsurance Corporation, which is rated A+ by the A.M. Best Company. At December 31, 2000, reinsurance recoverable balances due from this reinsurer represented approximately 10% of the total.

     Effective July 1, 1998, all claims with dates of injury occurring on or after that date are reinsured under a quota share and excess of loss agreement, which we refer to as "low level" reinsurance, with Travelers Indemnity Company of Illinois . The low level reinsurance provides quota share protection for 30% of the first $10,000 of each loss, and excess of loss protection of 75% of the next $40,000 of each loss, and 100% of the next $450,000 on a per occurrence basis. The maximum net loss retained on any one claim ceded under this treaty is $17,000. This agreement continued until June 30, 2000, when we executed an option for a twelve month extension relating to the run-off of policies in force as of June 30, 2000, which covers claims arising under such policies during the term of the extension.

     In addition to the low level reinsurance, effective January 1, 2000 we entered into a reinsurance contract that provides statutory (unlimited) coverage for workers' compensation claims in excess of $500,000 per occurrence. The contract is in effect for claims occurring on or after January 1, 2000 through December 31, 2003. The reinsurer, National Union Fire Insurance Company, which is rated A+ by the A.M. Best Company, has a limited ability to cancel this treaty on each anniversary of inception during that period.

     When the low level reinsurance agreement expired on June 30, 2000, as a result of a general tightening of the reinsurance market as well as the impact of the increased loss experience in California, a comparable type of reinsurance program was unavailable in the market and those reinsurers which were offering other forms of lower retention programs were charging premiums that we believed were not cost justified. Therefore, effective July 1, 2000, we entered into a reinsurance contract that provides $250,000 of coverage for workers' compensation claims in excess of $250,000 per occurrence. The contract is in effect for claims occurring on policies with effective dates beginning July 1, 2000 and thereafter. The reinsurer, also National Union Fire Insurance Company, has the ability to cancel the treaty if written notice is provided 90 days prior to each anniversary of inception. In total, reinsurance recoverable balances due from this reinsurer at December 31, 2000 represented approximately 2% of the total.

Marketing

     Our insurance policies are sold primarily through independent insurance agents and brokers, who may also represent other insurance companies. We believe that independent insurance agents and brokers choose to market our insurance policies because of the quality of service that we provide, the commissions we pay and the price of the insurance product. We employ full-time employees as marketing representatives to make personal contacts with agents and brokers, to maintain regular communication with them, to advise them of our services and products, and to recruit additional agents and brokers. We currently have relationships with approximately 796 agents and brokers and pay our agents and brokers commissions based on a percentage of the gross written premium produced by such agents and brokers. In 2001, we anticipate a reduction in the number of agents resulting from more stringent volume and profitability standards we imposed.

     We maintain standard commission plans that vary by state for our agents and brokers. In addition to the standard commission plans, agents and brokers may be eligible to receive additional commissions in certain instances. Commissions, including additional commissions if any, are negotiated on an individual policy basis. No one agent or broker accounted for more than 1.8% of our total premiums in force on December 31, 2000, and no one policy accounted for more than 0.8% of our total premiums in force on December 31, 2000. Our top 10 agents and brokers accounted for 12.1% of our total premiums in force December 31, 2000. From time to time, we advertise and participate in insurance trade association functions to maintain existing relationships and develop new ones.

Geographic Distribution of Premiums and Policy

     The following tables set forth information concerning the percentages of premiums and policies in force with us by geographic area as of December 31, 2000, 1999 and 1998. In force premiums are the total estimated annual premiums of all policies in force at a point in time.

                                                                    December 31,
                                                        2000           1999           1998
                                                        ----           ----           ----
Percent of premiums in force:
    California                                              74%          80%            83%
    Nevada                                                   9            4              0
    Colorado                                                 9            8              8
    Other States                                             8            8              9
                                                    -------------- -------------- --------------

            Total                                          100%         100%           100%
                                                    ============== ============== ==============

Total premiums in force (in thousands):               $178,673       $154,963       $132,789

Percent of policies in force:
    California                                              72%          79%            80%
    Nevada                                                   8            3              0
    Colorado                                                 7            6              6
    Other States                                            13           12             14
                                                    -------------- -------------- --------------

            Total                                          100%         100%           100%
                                                    ============== ============== ==============

Total policies in force                                15,292         15,485         12,624


Government Regulation and Recent Legislation

     We are subject to extensive governmental regulation and supervision in each state in which we conduct workers' compensation business. The primary purpose of such regulation and supervision is to provide safeguards for policyholders and injured workers rather than protect the interests of shareholders or creditors. The extent and form of the regulation may vary, but generally has its source in statutes that establish regulatory agencies and delegate to the regulatory agencies broad regulatory, supervisory and administrative authority. Typically, state regulations extend to such matters as licensing companies; restricting the types or quality of investments; requiring triennial financial examinations and market conduct surveys of insurance companies; licensing agents; regulating aspects of a company's relationship with its agents; restricting use of some underwriting criteria; regulating premium rates, forms and advertising; limiting the grounds for cancellation or nonrenewal of policies; solicitation and replacement practices; and specifying what might constitute unfair practices.

     In the normal course of business, we and the various state agencies that regulate our activities may disagree on interpretations of laws and regulations, policy wording and disclosures or other related issues. These disagreements, if left unresolved, could result in administrative hearings and/or litigation. We attempt to resolve all issues with the regulatory agencies, but are willing to litigate issues where we believe we have a strong position. The ultimate outcome of these disagreements could result in sanctions and/or penalties and fines assessed against us. Currently, there are no litigation matters pending with any department of insurance.

     State holding company acts also regulate changes in control of insurance holding companies, such as the transactions and dividends between an insurance company and its parent or affiliates. Although the specific provisions vary, holding company acts generally prohibit a person from acquiring a controlling interest in an insurer unless the insurance authority has approved the proposed acquisition pursuant to applicable regulations. In many states, including
California, where the insurance subsidiaries are incorporated, "control" is presumed to exist if 10% or more of the voting securities of the insurance holding company are owned or controlled by one person or entity. In addition, the insurance authority may find that "control" in fact does or does not exist where one person or entity owns or controls either a lesser or greater amount of securities. The holding company acts also impose standards on certain transactions with related companies and individuals which include, among other requirements, that all transactions are to be fair and reasonable and that transactions exceeding specified limits receive prior regulatory approval.

     Typically, states mandate participation in insurance guaranty associations, which assess solvent insurance companies in order to fund claims of policyholders of insolvent insurance companies. Under this arrangement, insurers can be assessed up to 1%, or 2% in certain states, of premiums written for workers' compensation insurance in that state each year to pay losses and LAE on covered claims of insolvent insurers. In California and certain other states, insurance companies are allowed to recoup such assessments from policyholders while several states allow an offset against premium taxes. The California Insurance Guaranty Association has issued an assessment as a result of the insolvency of the insurers owned by Superior National Insurance Group. The assessment is 1% of 1999 written premium to be paid in installments. The first installment was paid on December 31, 2000 and the second is due June 30, 2001. The payments of approximately $1.2 million will be recouped during 2001 and 2002 through assessments to policyholders. It is likely that Guarantee Fund assessments related to this insolvency will continue.

     Besides state insurance laws, we are subject to general business and corporation laws, federal and state securities laws, consumer protection laws, fair credit reporting acts and other laws regulating the conduct and operation of our subsidiaries.

Dividends

     Our insurance subsidiaries are restricted by state law as to the amount of dividends that can be declared and paid to us.

     Moreover, insurance companies domiciled in California and Texas generally may not pay extraordinary dividends without providing the state insurance commissioner with 30 days' prior notice, during which period the commissioner may disapprove the payment. An "extraordinary dividend" is generally defined as a dividend whose fair market value together with that of other dividends or distributions made within the preceding 12 months exceeds the greater of ten percent of the insurer's surplus as of the preceding December 31 or the income of such insurer for the 12-month period ending on the preceding December 31.

     In addition, our insurance subsidiaries may not pay a dividend without the prior approval of the state insurance commissioner to the extent the cumulative amount of dividends or distributions paid or proposed to be paid in any year exceeds the amount shown as unassigned funds (reduced by any unrealized gains included in such amount) on the insurer's statutory statement as of the previous December 31. California Indemnity, which is our only direct subsidiary, cannot currently pay any dividends to us without the prior approval of the California
Department of Insurance. On February 22, 2001, the Department approved a dividend of up to $5.0 million by California Indemnity to us to finance a portion of the exchange offer. We are not in a position to assess the likelihood of obtaining future approval for the payment of dividends other than those specifically allowed by law in each of our subsidiaries' state of domicile.

     No prediction can be made as to whether any legislative proposals relating to dividend rules in the domiciliary states of our subsidiaries will be made or adopted in the future, whether the insurance departments of such states will impose either additional restrictions in the future or a prohibition on the ability of our regulated subsidiaries to declare and pay dividends or as to the effect of any such proposals or restrictions on our regulated subsidiaries.

Deposits and Other Requirements

     Our insurance subsidiaries are required by state regulatory agencies to maintain certain deposits for the benefit of policyholders or claimants and must also meet certain net worth and reserve requirements. Our insurance subsidiaries have assets on deposit for the benefit of policyholders in various states totaling $161,618,000 at December 31, 2000.

Legal Proceedings

     We are subject to various claims and other litigation in the ordinary course of our business. Such litigation includes workers' compensation claims by injured workers and by providers for payment for medical services rendered to injured workers. In the opinion of our management, the ultimate resolution of pending legal proceedings is not expected to have a material adverse effect on our financial condition.

Employees

     At December 31, 2000, we had a total of 338 full-time equivalent employees, which we refer to as FTE's, grouped into underwriting, claims, marketing and administrative functions. With the completion of our 1997-1998 restructuring and the commencement of Nevada operations in 1999, 106 of our FTE's are located at the headquarters in Las Vegas, while 118 work at the Pleasanton, California office, and 76 work at the Burbank, California office. In addition, we have full-service branch offices in Denver, Colorado and Dallas, Texas, which employ 18 and 16 FTE's respectively. We have two FTE's in Reno, Nevada and two FTE's in Gladstone, Missouri. In December 2000, we transferred our managed care employees totaling 88 FTE's to the workers' compensation Health Care Organization unit of Sierra Health and Life Insurance Company.

Facilities

     Our principal executive offices and the Las Vegas, Nevada branch office are comprised of 41,005 square feet of office space subleased from Sierra through December 31, 2001. We have an option to renew this sublease yearly for up to 14 more years. Our Northern California branch office, comprised of approximately 34,975 square feet of office space leased through October 31, 2002, is located in Pleasanton, California. Our Southern California branch office, comprised of 23,250 square feet of office space leased through September 30, 2003, is located in Burbank, California. We also lease space in other locations where we have operations and believe our facilities are adequate for our current needs.

                        SELECTED FINANCIAL AND OTHER DATA

     The table below presents our selected consolidated financial information for the periods indicated and at the end of these periods. The consolidated financial statement information as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998 was derived from our consolidated financial statements included elsewhere in this prospectus. The consolidated financial information at December 31, 1998 and for the year ended December 31, 1997 was derived from our audited consolidated financial statements that are not included elsewhere in this prospectus. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and were audited by Deloitte & Touche LLP. The consolidated financial information at December 31, 1997 and 1996 and for the year ended December 31, 1996 was derived from our unaudited consolidated financial statements for those years.

                                                             Year Ended December 31,
                                               2000        1999        1998        1997        1996
                                               ----        ----        ----        ----        ----
Income Statement Data:

Direct written premiums                       $203,268    $148,824    $153,914    $135,580    $126,724

Net written premiums                          $125,748     $85,097    $134,147    $130,597    $121,555

Net earned premiums                           $125,555     $82,955    $134,274    $129,197    $120,951
Net investment income and net realized
  gains                                         14,454      15,395      20,229      17,361      18,689

   Total revenues                              140,009      98,350     154,503     146,558     139,640

Total costs and expenses                       152,061      91,255     136,625     135,745     129,010

(Loss) income from continuing operations
  before federal income taxes and
  extraordinary gain                           (12,052)      7,095      17,878      10,813      10,630

Federal income tax (benefit) expense            (3,669)      3,602       4,166         272        (896)

(Loss) income from continuing operations
   before extraordinary gain                    (8,383)      3,493      13,712      10,541      11,526

Extraordinary gain from debt
   extinguishment, net of tax                      654         111           48          2          58

Net (loss) income                             $ (7,729)    $ 3,604     $ 13,760   $ 10,543    $ 11,584



                                                             Year Ended December 31,
                                              2000        1999        1998        1997        1996
                                              ----        ----        ----        ----        ----
Combined Ratios:
GAAP Combined Ratio:

    Loss ratio                                87.52%      74.08%      70.26%      72.24%      72.69%
    Underwriting expense ratio(1)             28.34       31.45       28.45       29.67       30.54
    Combined ratio                           115.86%     105.53%      98.71%     101.91%     103.23%

Statutory Combined Ratio:
    Loss ratio                                91.65%      78.73%      71.03%      72.24%      72.69%
    Underwriting expense ratio                28.64       32.48       28.92       29.56       30.48
    Combined ratio                           120.29%     111.21%      99.95%     101.80%     103.17%



                                                                  December 31,
                                              2000        1999        1998        1997        1996
                                              ----        ----        ----        ----        ----
Balance Sheet Data:
Total cash, cash equivalents and
  invested assets                            $247,151    $226,572    $283,509    $278,479    $261,846
Total assets                                  533,602     404,338     379,880     343,022     315,895
Total debt                                     47,059      50,498      51,251      54,467      54,497
Total liabilities                             470,250     338,285     305,933     285,452     270,975
Total stockholder's equity                     63,352      66,053      73,947      57,570      44,920

------------------------------------------

     (1) Includes policyholders' dividend ratio of 1.73% and .13% for the years ended December 31, 2000 and 1999, respectively.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                            AND RESULTS OF OPERATIONS

------------------------------------------------------------------------------
     You should read the following discussion in conjunction with the consolidated financial statements of CII Financial and the related notes, which appear elsewhere in this prospectus and Annex 1 to this prospectus which contains a glossary of terms. Any forward-looking statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations and any other sections of this prospectus need to be considered in connection with the Risk Factors discussed earlier in this prospectus.

-------------------------------------------------------------------------------
     Our operating results are primarily the results of our workers' compensation insurance subsidiaries and consist of underwriting profit/loss, net investment income, net realized gains/losses, other income/expense, interest expense on the old junior subordinated debentures, and income taxes.

Results of Operations for the Year Ended December 31, 2000
Compared to the Year Ended December 31, 1999

     Our income before taxes decreased by $19.1 million for the year ended 2000 compared to 1999. The major components of the change were:

     o  $42.6 million increase in net earned premiums;

     o $0.9 million decrease in investment income,  including realized losses;
     o $48.4  million  increase  in loss and  loss  adjustment  expenses;
     o $10.1 million increase in policy  acquisition  costs; and
     o $2.4 million increase in general, administrative and other expenses.


Revenues:

     Our revenue is comprised of net earned premiums, net investment income and net realized gains/losses. Total revenue increased by 42% for the year ended December 31, 2000 compared to 1999. The increase was largely due to a larger amount of written premiums. The components increasing written premiums included a 18% composite increase in premium rates for all states and a 24% increase in production growth.

      Net earned premiums are the end result of direct written premiums, plus the change in unearned premiums, less premiums ceded to reinsurers. Our direct written premiums increased by 37% due primarily to growth in California and Nevada. Partially offsetting the growth in direct written premiums was an increase in premiums ceded to reinsurers, which increased by 22%. The growth in ceded reinsurance premiums was lower than the growth in direct written premiums primarily due to the expiration of our low level reinsurance agreement on June 30, 2000 and new lower cost reinsurance agreements, all of which reduced the percentage of premiums being ceded.

     As compared to the low level reinsurance agreement that expired on June 30, 2000, the new lower cost reinsurance agreements will result in higher net earned premium revenues, as we will be retaining more of the premium dollars, but also lead to our keeping more of the incurred losses. This may result in a higher loss and LAE ratio if the percentage increase in the additional incurred losses should be greater than the percentage increase in the additional premiums we retained. The effect on the balance sheet will result in a lower amount of reinsurance recoverables. However, due to the length of time that it typically takes to fully pay a claim, we should see an increase in cash flow and amounts available to be invested.

     The following table shows a comparison of direct written premiums, by state, for the year ended December 31, 2000 and 1999:

                             Year Ended December 31,

                                 2000      % of total        1999       % of total
                                             (dollars in millions)
California                      $155.6          76.5%    $  120.5            80.9%
Colorado                          16.7           8.2         12.3             8.3
Nevada                            15.5           7.6          2.6             1.8
Texas                              7.8           3.9          7.2             4.8
Other States                       7.7           3.8            6.2           4.2
                             ---------       -------      ---------        ------
   Total                        $203.3         100.0%      $148.8           100.0%
                                ======         =====       ======           =====

     As shown in the preceding table, our largest premium state, California, had the largest increase in written premiums. We have obtained an average premium rate increase on California renewing policies of approximately 26% for the year ended December 31, 2000 and approximately 36% for policies that renewed in the second half of the year. The market-pricing environment in California has become more favorable to insurers since 1999 in reaction to industry-wide losses in the workers' compensation line, increased reinsurance costs and competitors retreating from the market. In Nevada, we began writing premiums on July 1, 1999, which was the first date private carriers were allowed to issue workers' compensation policies in the state.

     Premiums in force are an indicator of future written premium trends. Inforce premiums are the total estimated annual premiums of all policies in force at a point in time. Total inforce premiums increased by 15% to $178,674,000 at December 31, 2000 compared to the prior year. Total inforce premiums have dropped by 6% from its highest point in the last twelve months which was in August 2000. This indicates a potential slowing trend in premiums written, especially in California, due largely to business lost because of the higher premium rate increases we have been trying to obtain. The number of inforce policies at December 31, 2000 has also dropped by 6.6% from its highest point in the last twelve months, which was also August 2000.

     Effective July 1, 1998, we entered into what we refer to as a "low level" reinsurance agreement. See Losses and Loss Adjustment Expenses below for further details on this agreement. The favorable terms of the low level reinsurance agreement provided us with an improved loss ratio as we reinsured a significant amount of losses to the reinsurer. However, the ceded premiums we paid the reinsurer reduced the cash available for investment and temporarily created negative cash flow for us. The $702,000 or 4% reduction in net investment income for the year ended December 31, 2000, compared to the prior period, is due to a reduction in investments primarily because of higher ceded premiums paid to reinsurers in 2000.

     We had net realized losses of $620,000 for the year ended December 31, 2000 compared to net realized losses of $381,000 for the prior period. We have tried to manage our investment portfolio to minimize unplanned sales of our available-for-sale investments.

Losses and Loss Adjustment Expenses:

     The $48.4 million increase in losses and loss adjustment expenses, which we refer to as LAE, is attributable to the following reasons:

     o Approximately $26.4 million of the increase is related to our premium growth.

     o For the year ended December 31, 2000 compared to 1999, we recorded an increase of $13.4 million in net adverse loss development for prior accident years. For the year ended December 31, 2000, we recorded $23.3 million of net adverse loss development, primarily for 1996 to 1999 accident years, compared to net adverse loss development of $9.9 million recorded in 1999, primarily for 1996 to 1998 accident years. The net adverse development recorded in 1999 and 2000 for the prior accident years was largely attributable to higher costs per claim, or claim severity, in California. Higher claim severity has had a negative impact on the entire California workers' compensation industry. See our discussion above in "Business - Losses and Loss Adjustment Expenses."

     o We established a higher loss and LAE ratio for the 2000 accident year, which has resulted in a year over year increase in loss and LAE of approximately $8.6 million. The majority of the increase is due to the termination of the low level reinsurance agreement on June 30, 2000, which results in a higher risk exposure on policies effective after that date and a higher amount of net incurred loss and LAE. In addition, in light of the net adverse loss development we recorded in the fourth quarter of 1999 of $9.9 million, the lower premium rates on policies written in 1999 and inflationary trends in health care costs, we believed it prudent to establish the 2000 accident year reserves at a higher rate.

     Under our low level reinsurance agreement, we reinsure 30% of the first $10,000 of each claim, 75% of the next $40,000 and 100% of the next $450,000. The maximum net loss retained on any one claim ceded under this agreement is $17,000. This agreement covered all policies in force at July 1, 1998 and continued until June 30, 2000 when we executed an option to extend coverage to all policies in force as of June 30, 2000. For policies effective from July 1, 2000, we obtained excess of loss reinsurance for 100% of the losses above $250,000 and less than $500,000. We already had an existing excess of loss reinsurance agreement that covered 100% of the losses above $500,000.

     As a percentage of net earned premiums, the loss and LAE ratio for the year ended December 31, 2000 was 87.5% compared to 74.1% for 1999. The 2000 loss ratio was significantly impacted by the $23.3 million net adverse development, which represents 18.6% of net earned premiums. In addition, the expiration of the low level reinsurance agreement is resulting in a higher loss and LAE ratio on policies effective after June 30, 2000 as we are keeping more of the losses.

Underwriting Expenses:


     Underwriting expenses consist of policy acquisition costs and other underwriting costs. Policy acquisition costs are those expenses that are directly related to, and vary with, written premiums. Examples of policy acquisition costs are commissions and allowances paid to agents and brokers, premium taxes, boards and bureau fees and certain operating expenses primarily related to our underwriting and marketing departments. The increase in policy acquisition costs of $10.1 million for the year ended December 31, 2000 compared to 1999 is primarily attributable to the increase in net earned premiums. Included in the 2000 expenses are the effects of the run-off of the low level reinsurance agreement and its related reduction in ceding commissions, which has resulted in an increase in policy acquisition costs of $3.2 million in 2000. Other underwriting expenses decreased by $2.7 million for the year ended December 31, 2000 compared to 1999 due to cost containment measures that we initiated. As a percentage of net earned premiums, the underwriting expense ratio, including policyholders' dividends, was 28.3% in 2000 compared to 31.5% in 1999. The improvement in the expense ratio was due in part to higher net earned premiums, which provides a larger base to spread our fixed costs, smaller growth in personnel expenses and lower agents' commissions and allowances.


General, Administrative and Other Expenses:


     Included in general, administrative and other expenses are other underwriting expenses of $12.0 million for the year ended December 31, 2000 compared to $14.7 million for the prior year period. Also included are policyholders' dividends of $2.2 million for the year ended December 31, 2000 compared to $.1 million in 1999. The majority of the dividends are for Nevada participating policies and represent 1.7% of 2000 net earned premiums compared to .1% in 1999. In addition, in 2000, we wrote-off capitalized costs of $3.0 million on an information system software project that was cancelled because the vendor was unable to fulfill its contractual obligations.


Combined Ratio:

     The combined ratio is a measurement of underwriting profit or loss and is the sum of the loss and LAE ratio, underwriting expense ratio and policyholders' dividend ratio. A combined ratio of less than 100% indicates an underwriting profit. Our combined ratio was 115.8% for the year ended December 31, 2000 compared to 105.5% for the same period in 1999. The increase was primarily due to a higher loss and LAE ratio of 13.4 percentage points and policyholders' dividends ratio of 1.6 percentage points, offset slightly by a decrease in the underwriting expense ratio of 4.7 percentage points. The increase in the loss and LAE ratio was due to:

     o Increase in net adverse loss development which represents 6.6 percentage points of the change in the loss and LAE ratio; and

     o Higher loss and LAE ratio on the 2000 accident year of $8.6 million, which represents 6.8 percentage points of the change in the loss and LAE ratio.

Income Taxes:

     For the year ended December 31, 2000, we recorded a tax benefit of $3.7 million compared to a tax provision of $3.6 million in 1999. The effective tax rate was 33% for the 2000 period compared to 50% for the 1999. The decrease in the effective tax rate for 2000 relates primarily to the decrease in tax preferred investments and the change in valuation allowances as a percentage of pre-tax income compared to 1999.

     For the years ended December 31, 2000 and 1999, we recorded valuation allowances of $1.1 million and $1.2 million, respectively. Under the tax sharing agreement with Sierra, valuation allowances have been established for the net deferred tax asset of CII Financial as they can only utilize these benefits to the extent they generate or realize separate return income. We believe that it is more likely than not that CII Financial will have insufficient future income to utilize these tax benefits.

Results of Operations for the Year Ended December 31, 1999
Compared to the Year Ended December 31, 1998

     Our income before taxes decreased by $10.8 million for the year ended December 31, 1999 compared to 1998. The major components of the change were:


     o $51.3 million decrease in net earned premiums;
     o $2.5 million decrease in investment  income;
     o $2.4 million decrease in net realized gains;
     o $32.9 million  decrease in loss and loss  adjustment  expenses;
     o $13.5  million decrease in policy acquisition costs; and
     o  $1.6 million increase in general, administrative and other expenses.



Revenues:

     Our revenue is comprised of net earned premiums, net investment income and net realized gains/losses. Total revenue decreased by 36% for the year ended December 31, 1999 compared to 1998 and was due to a significant reduction in net earned premiums. In addition, negative cash flows from operations resulted in lower net investment income.

     Net earned premiums are the end result of direct written premiums, plus the change in unearned premiums, less premiums ceded to reinsurers. Our direct written premiums decreased by $5.1 million or 3% due primarily to lower prices for workers' compensation insurance in California. The increase in ceded reinsurance premiums of $44.0 million was primarily due to the low level reinsurance agreement, which is discussed below.

     The following table shows a comparison of direct written premiums, by state, for the year ended December 31, 1999 and 1998:

                             Year Ended December 31,

                                1999      % of total      1998       % of total
                                            (dollars in millions)
California                       $120.5       80.9%       $129.3         84.0%
Colorado                           12.3        8.3          12.0          7.8
Texas                               7.2        4.8           8.1          5.3
Nevada                              2.6        1.8           0.0          0.0
Other States                        6.2        4.2           4.5          2.9
                               --------    -------       -------      -------
   Total                         $148.8      100.0%       $153.9        100.0%
                                 ======      ======       ======        =====


     Our largest premium state, California, also had the largest decrease in written premiums due in large part to increasing price competition. The market-pricing environment in California became less favorable at the end of 1998 due to some competitors using reinsurance as a way of reducing premium rates to gain market share. We began writing workers' compensation insurance in Nevada on July 1, 1999, the first date private insurance carriers were allowed to issue workers' compensation policies in the state.

     Premiums in force are an indicator of future written premium trends. Inforce premiums are the total estimated annual premiums of all policies in force at a point in time. Although direct premium writings decreased for the year ended December 31, 1999 compared to 1998, total inforce premiums at December 31, 1999 increased by 17% to $155.0 million. This indicates an upward trend in premium growth, especially in California, in the latter part of 1999. The number of inforce policies at December 31, 1999 also increased by 23% to 15,485.

     Effective July 1, 1998, we entered into what we refer to as a "low level" reinsurance agreement. See Losses and Loss Adjustment Expenses below for further details on this agreement. The favorable terms of the low level reinsurance agreement provided us with an improved loss ratio as we reinsured a significant amount of losses to the reinsurer. However, the ceded premiums we paid the reinsurer reduced the cash available for investment and temporarily created negative cash flow for us. The negative cash flow created by the low level reinsurance agreement was the primary reason for the lower net investment income of $2.5 million.

     We had net realized losses of $381,000 for the year ended December 31, 1999 compared to net realized gains of $2.0 million in 1998. We try to manage our investment portfolio to minimize unplanned sales of our available-for-sale investments. In 1998, we sold some of our investments in debt securities and realized some gains.

Losses and Loss Adjustment Expenses:

     The $32.9 million decrease in the losses and LAE is attributable to the following reasons:

     o Due to the low level reinsurance agreement, our reinsurer is at risk for more of our losses and LAE on policies in force at July 1, 1998. This agreement reduced the dollar amount of losses and LAE for the year ended December 31, 1999 by approximately $70 million.

     o We recorded $9.9 million of net adverse loss development for prior accident years in the fourth quarter of 1999 compared to net favorable loss development of $9.6 million in 1998. The net adverse development recorded in 1999 was primarily attributable to higher costs per claim, or claim severity, in California on accident years 1996 to 1998. The entire California workers' compensation industry has been adversely affected by higher claim severity. See our discussion above in "Business - Losses and Loss Adjustment Expenses." The number of reported claims per $1 million of earned premium, or claims frequency, did not significantly change when compared to our historical patterns. The net favorable loss development recorded in 1998 was due to lower than expected loss and LAE payments, primarily on accident years 1992 to 1995. Due to adverse reserve trends that we experienced in calendar years 1991 and 1992, we established reserves on accident years 1992 through 1995 at higher levels so as to avoid future adverse development. Actual loss payments have come in at levels below our projections and this favorable development was taken into income only after we and our outside actuary were satisfied that the development was substantially complete.

     o The amount of direct losses and LAE reserves (i.e., before deducting reinsurance recoveries) recorded in 1999 were higher by approximately $22 million due to the trend in higher claim severity. This was partially offset by an increase in excess reinsurance recoverable of $4.5 million. In 1998, we recorded favorable loss development and this trend was factored into the loss ratio to record the 1999 accident year reserves.

     Under our low level reinsurance agreement, we reinsure 30% of the first $10,000 of each claim, 75% of the next $40,000 and 100% of the next $450,000. The maximum net loss retained on any one claim ceded under this agreement is $17,000. This agreement covered all policies in force at July 1, 1998. We also had excess of loss reinsurance agreements that covered 100% of the losses above $500,000 to $100 million.

     As a percentage of net earned premiums, the loss and LAE ratio for year ended December 31, 1999 was 74.1% compared to 70.3% for 1998. The increase is due to the following:

o The $9.9 million of net adverse loss development for prior accident years recorded in the fourth quarter of 1999 compared to favorable loss development of $9.6 million in 1998 accounts for an increase in the loss and LAE ratio of approximately 19 percentage points.

o The additional amounts of ceded losses and LAE due to the low level reinsurance agreement have reduced the net loss and LAE ratio by approximately 11 percentage points.

o The remainder of the difference is due to the lower direct reserves that were established on the 1999 accident year.

Underwriting Expenses:


     Underwriting expenses consist of policy acquisition costs and other underwriting costs. Policy acquisition costs are those expenses that are directly related to, and vary with, written premiums. Examples of policy acquisition costs are commissions and allowances paid to agents and brokers, premium taxes, boards and bureau fees and certain operating expenses primarily related to underwriting and marketing departments. Policy acquisition costs decreased by $13.5 million or 54% for the year ended December 31, 1999 compared to 1998. The decrease was all due to a ceding commission of $14.7 million received on the low level reinsurance agreement as a partial reimbursement of our expenses. Partially offsetting the ceding commissions were higher commissions paid to agents and brokers in order to remain competitive in the marketplace. Other underwriting expenses increased by $1.6 million in 1999 compared to 1998 due to higher personnel costs to service the increase in premium growth. As a percentage of net earned premiums, the underwriting expense ratio was 31.5% in 1999 compared to 28.4% in 1998. The improvement in the expense ratio was largely due to the ceding commissions.


General, Administrative and Other Expenses:


     The increase in this income statement line item was primarily due to other underwriting expenses of $14.7 million for the year ended December 31, 1999 compared to $13.2 million for 1998.


Combined Ratio:

     The combined ratio is a measurement of underwriting profit or loss and is the sum of the loss and LAE ratio, underwriting expense ratio and policyholders' dividend ratio. A combined ratio of less than 100% indicates an underwriting profit. Our combined ratio was 105.5% for the year ended December 31, 1999 compared to 98.7% for 1998. The increase was due to a higher loss and LAE ratio of 3.8 percentage points and a higher underwriting expense ratio of 3.1 percentage points. The increase in the 1999 year loss and LAE ratio was primarily due to net adverse loss development of $9.9 million, which represents 11.9% of 1999 net earned premiums, whereas the 1998 year had favorable loss development of $9.6 million, which represented 7.1% of 1998 net earned premiums. The change in loss development was partially offset by additional amounts of ceded losses and LAE under the low level reinsurance agreement. The increase in the underwriting expense ratio was primarily due to the lower net earned premium base in 1999.

Income Taxes:

     For the year ended December 31, 1999, we recorded a tax provision of $3.6 million compared to a tax provision of $4.2 million in 1998. The effective tax rate was 50% for 1999 compared to 23% for 1998. The increase in the effective tax rate for 1999 was primarily due to the fact that we did not reverse any of the deferred tax valuation allowance as we had in prior years and we continued to establish valuation allowances for the deferred tax asset of CII Financial. For the year ended December 31, 1999 and 1998, CII Financial recorded valuation allowances of $1.2 million and $1.3 million, respectively. For the year ended December 31, 1998, California Indemnity recorded a $3.2 million reduction in their valuation allowance, resulting in a net reduction in the valuation allowance of $1.9 million for the year ended December 31, 1998.

     From 1991 to 1995, we had net operating losses or NOLs for every year except 1993. The NOLs for these years, net of the 1993 income of $1.1 million, were $51.3 million. In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"), valuation allowances were established for our net deferred tax asset related to these NOLs. In conjunction with Sierra's purchase of us on October 31, 1995, we recorded a pooling of interests adjustment to reverse the valuation allowance associated with all of the net deferred tax assets except those related to our NOLs as a result of annual and separate company NOL limitations required by the Internal Revenue Code. We retained the valuation allowance based upon our assessment of historical earnings and prevalent market conditions evident at the time.

     During 1996, 1997 and 1998, we reversed some of the valuation allowance because California Indemnity and Sierra realized the benefit of the deferred tax assets that were previously offset by the valuation allowance. Under the tax sharing agreement with Sierra, valuation allowances have been established for the net deferred tax asset of CII Financial as they can only utilize these benefits to the extent they generate or realize separate return income. We believe that it is more likely than not that CII Financial will have insufficient future net income to utilize these tax benefits.

Liquidity and Capital Resources

     Our insurance subsidiaries require liquidity to pay policy claims and benefits, for operating expenses, income taxes and to purchase fixed assets to maintain and enhance their operations. The source of our insurance subsidiaries' funds come from the premiums we collect, the investment income we earn and receipts from our reinsurers. The liquidity needs of our non-insurance operations, which are essentially the holding company, CII Financial, are substantially all related to the servicing of interest payments on the old junior subordinated debentures and, eventually, the payment of these debentures at maturity.

     Our insurance subsidiaries are required to maintain sufficient liquid assets to pay claims and other policy obligations. Workers' compensation insurance is referred to as "long-tail" business because of the length of time that typically occurs between when the premium is collected and when a claim is fully paid and settled due to life-time benefits that could be provided to a claimant. The excess of premiums collected over claims and expenses paid are invested until needed. State regulations dictate the kinds of investments we can have and we try to match the maturity of our investments with expected future cash needs.


     Our only significant short-term non-insurance liquidity need is the repayment of the $47 million in old junior subordinated debentures, which are due on September 15, 2001, and is discussed further below. If our proposed exchange offer for the old junior subordinated debentures is successful and we issue new senior debentures with a maturity date of September 15, 2004, then our long-term non-insurance liquidity needs will be to service this new debt. We expect to service this new debt from future cash flows, primarily from dividends that will be paid by our insurance subsidiaries from their future earnings.


     We had positive cash flows from operating activities of $16.2 million for the year ended December 31, 2000 and negative cash flows of $29.5 million for the year ended December 31, 1999. Our positive cash flow for the 2000 period was largely due to an increase in loss and LAE reserves of $130.2 million plus an increase of $4.5 million for depreciation, amortization and asset impairment, which were partially offset by a net loss of $7.7 million and an increase in reinsurance recoverable on paid and unpaid losses of $115.3 million. Our negative cash flow for the 1999 year was primarily due to a net increase in reinsurance recoverable on paid and unpaid losses of $73.4 million offset by an increase in loss and LAE reserves of $32.1 million, an increase in deferred income taxes of $5.9 million and net income of $3.6 million. The increases in reinsurance recoverable were primarily due to the low level reinsurance agreement. The increases in the loss and LAE reserves were due to premium growth as well as adjustments related to net adverse development on prior accident years recorded in 2000 of $23.3 million and $9.9 million in 1999.

     Our net cash provided by investing activities was $.7 million for the year ended December 31, 2000 compared to $24.8 million for 1999. Capital expenditures in 2000 were $0.8 million and $4.2 million in 1999. Our insurance subsidiaries anticipate their capital expenditures to approximate $2 to $4 million per year over the next several years. Due to the negative cash flows from operations during the first nine months of 2000, we had to sell some of our investments.

     Our net cash flows from financing activities were a negative $5.1 million for the year ended December 31, 2000 period and negative $0.6 million for 1999. The negative cash flows from financing activities for both periods were a result of our repurchase of old junior subordinated debentures in the open market and a dividend of $2.6 million paid to Sierra in calendar year 2000.


     In September 1991, CII Financial, the holding company, issued the old junior subordinated debentures. The old junior subordinated debentures bear interest at 7 1/2% per annum, which is due semi-annually on March 15 and September 15. Each $1,000 in principal is convertible into 25.382 shares of common stock of our ultimate parent company, Sierra Health Services, at a conversion price of $39.398 per share. The old junior subordinated debentures have no financial ratio covenants. The primary covenants include the timely payment of principal, premium, interest and taxes. Other covenants include our agreement to maintain our existence, business properties and an office where the old junior subordinated debentures can be surrendered for payment, transfer or conversion. There are also covenants regarding our offering to purchase the old junior subordinated debentures upon specified non-approved mergers and changes in control. Since Sierra's acquisition of us was approved by our board of directors and our shareholders, we were not required to offer to purchase the old junior subordinated debentures. The new senior debentures will be senior indebtedness of CII Financial. The new senior debentures will have covenants similar to the old junior subordinated debentures, and in addition, covenants that restrict our ability to incur indebtedness, including upstream guarantees, make restricted payments, including dividends, distributions and loans, enter into transactions with our affiliates and create or incur liens, and covenants that will require us, in certain circumstances, to use the net proceeds from any sale of assets or the capital stock of our subsidiaries, and our excess cash flow, to make an offer to repurchase our new senior debentures. As of December 31, 2000, unamortized issuance costs of $91,000 are included in other assets on the balance sheet and are being amortized over the life of the old junior subordinated debentures. The old junior subordinated debentures are junior subordinated obligations of CII Financial only and are not guaranteed by Sierra.


     Sierra has a bank credit facility and, at June 30, 2000, was in breach of its financial covenants (leverage ratio, consolidated net worth and fixed charges coverage ratio). In consideration of the banks granting a waiver of compliance, in August 2000, CII Financial became a guarantor of the Sierra credit facility debt. The guaranty of the bank debt ranks senior to the old junior subordinated debentures. The waivers expired on October 31, 2000 and Sierra received a notice of default from the banks on November 8, 2000. The credit facility was amended and restated on December 15, 2000.

     The new credit agreement currently provides Sierra with a revolving credit facility of $135 million. The available amounts, which Sierra can borrow under the credit facility, will be reduced by amounts ranging from $2.0 million to $10.0 million every six months starting in June 2001. This may necessitate a loan paydown of the amount of outstanding loans in excess of the reduced commitments, if any. In addition, under certain circumstances, Sierra would be required to make prepayments of the loans, and the amount available to Sierra under the revolving credit facility would be reduced. For example, 80% of any excess cash flow that Sierra has in each year must be applied to a repayment of the credit facility. In addition, if Sierra or a subsidiary of Sierra (other than a regulated subsidiary and other specified subsidiaries) engages in an asset sale or a sale-leaseback transaction (with the exception of specified assets in the new credit agreement), 80% of the net cash proceeds must be applied to a repayment of the loans and a reduction of the amount available under the revolving credit facility. In addition, 100% of the net cash proceeds of a debt issuance (excluding issuances by CII Financial) must be applied to a repayment of the loans and a reduction in the amount available under the revolving credit facility. The credit facility also requires that the purchase of old junior subordinated debentures with funds other than those from CII Financial will require an equal permanent reduction in the credit facility limit. Subject to normal qualifications and exceptions, Sierra has covenants that, among other things, will restrict the ability of Sierra and its subsidiaries, including CII Financial, to dispose of assets, incur indebtedness, pay dividends, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, or make capital expenditures and which otherwise restrict certain corporate activities. In addition, Sierra is required to comply with specified financial ratios, as defined in the new credit agreement, including minimum interest coverage ratios and leverage ratios. Since December 15, 2000, Sierra has been in compliance with the financial covenants of the new credit agreement.


     At April 12, 2001, Sierra's bank credit facility had outstanding borrowings of $128 million. Unused credit facility balances are primarily reserved for Sierra's working capital purposes. Any availability under the credit facility generated from Sierra's excess cash flow must be converted annually to permanent reductions in accordance with the terms of the facility.


     CII Financial is a holding company and its only significant assets are its investment in California Indemnity Insurance Company. Of the $28.7 million in cash and cash equivalents held at December 31, 2000, approximately $27.4 million were designated for use only by the regulated insurance companies.

     CII Financial has limited sources of cash and is dependent upon dividends paid by California Indemnity. The payment of stockholders' dividends by California Indemnity is regulated by the California Insurance Code and, at a minimum, requires a 10 work day prior notice to the California Department of Insurance. If a payment of a dividend or distribution whose fair market value, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of ten percent of the insurer's surplus or its net income for the preceding year end, then the insurance commissioner has up to 30 days to disapprove it. The California Insurance Department will not allow a payment of a dividend or distribution if it will cause an insurer's policyholders' surplus to be unreasonable in relation to the insurer's liabilities and the adequacy of the insurer's financial needs. In making this determination, the Department of Insurance considers a variety of factors including, but not limited to, the size of the insurer, the amount, type and geographic concentration of insurance it writes, the quality of its assets and reinsurance programs, and operating trends.

     In addition, California law provides that an insurer may not pay a dividend without the prior approval of the state insurance commissioner to the extent the cumulative amount of dividends or distributions paid or proposed to be paid in any year exceeds the amount shown as unassigned funds (reduced by any unrealized gains included in such amount) on the insurer's statutory statement as of the previous December 31. As of December 31, 2000, California Indemnity Insurance Company, which is our only direct insurance subsidiary, had unassigned funds of $174,000 from which it could pay a dividend without prior approval.

     California Indemnity Insurance Company declared and paid no dividends to CII Financial in 1998 but paid $6.0 million of dividends to it in 1999 and $6.8 million in 2000.


     Sierra advanced $365,000 to us in order to enable us to make our September 15, 2001 interest payment on the old junior subordinated debentures. Sierra's amended and restated bank credit facility will limit Sierra's ability to make any future advances to us. Since we do not believe that we will have sufficient sources of cash to pay the maturing old junior subordinated debentures, we are proposing to exchange the old junior subordinated debentures for a combination of cash and/or new senior debentures. The sources for the cash portion of the proposed exchange offer include a dividend by California Indemnity to CII Financial of up to $5 million. On February 22, 2001, the California Department of Insurance approved the payment by California Indemnity of an extraordinary dividend of up to $5 million. We will borrow up to $15.0 million from Sierra for the balance of the cash portion of the exchange consideration. In addition, we expect that Sierra will lend us an additional $2.0 million to enable us to pay the interest and expenses incurred in the exchange offer. In order to issue the new senior debentures in the proposed exchange offer, we will need the consent of a two-thirds majority in principal amount of the lenders under Sierra's credit facility.


     If the proposed exchange offer is unsuccessful and we were to default on the payment of the old junior subordinated debentures when they mature, then there will be a cross default on Sierra's credit facility debt and the banks may demand that CII Financial perform on its payment guaranty. If we then had to sell our insurance subsidiaries, our net cash proceeds would probably be substantially less than if the sale were to occur when we were not in a default situation. Under such circumstances, the California Department of Insurance could, among other things, exercise its oversight powers to preserve the assets of the insurance companies for the benefit of the policyholders and claimants and could prevent or significantly delay a possible sale of our insurance subsidiaries.

     Since our acquisition by Sierra in October 1995, we have paid dividends to Sierra totaling $2.6 million. Since the acquisition, Sierra has contributed $3.7 million to us by purchasing in the open market old junior subordinated debentures and contributing them to us for retirement.

Inflation

     Inflation can be expected to affect our operating performance and financial condition in several aspects. Inflation can reduce the market value of our investment portfolio; however, we try to manage our investment portfolio to minimize unplanned sales. Inflation can adversely affect the portion of loss and LAE reserves that relate to hospital and medical expenses, although some medical expenses are established by statute. Loss reserves related to indemnity benefits for lost wages are not directly affected by inflation as these amounts are established by statute. We do not believe that inflation has had a material effect on our results of operations.

Recent Accounting Pronouncements

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 clarifies existing accounting principles related to revenue recognition in financial statements. We are required to comply with the provisions of SAB 101 in the quarter ending December 31, 2000. Based upon the current nature of our operations, SAB 101 did not have any impact on our results of operations.

     In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, which is effective for fiscal years beginning after June 15, 2000. SFAS 133 establishes additional accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position. This statement also defines and allows companies to apply hedge accounting to its designated derivatives under certain instances. It also requires that all derivatives be marked to market on an ongoing basis. This applies whether the derivatives are stand-alone instruments, such as warrants or interest rate swaps, or embedded derivatives, such as call options contained in convertible debt investments. Along with derivatives, in the case of qualifying hedges, the underlying hedge items are also to be marked to market. These market value adjustments are to be included either in the income statement or other comprehensive income, depending on the nature of the hedged transaction. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over the counter market. In cases where derivatives relate to financial instruments of non-public companies, or where quoted market prices are otherwise not available, such as for derivative financial instruments, fair value is based on estimates using present value or other valuation techniques. Based on our understanding of SFAS 133, we do not believe that we have any derivative instruments and do not have any hedging activities. The majority of our investments are held by our insurance subsidiaries, which are regulated as to the types of investments they may hold.

Quantitative and Qualitative Disclosures About Market Risk

     At December 31, 2000, we had $247.1 million in cash, cash equivalents and invested assets of which $244.2 million is designated for use only by our regulated insurance subsidiaries. Our invested assets consist of debt securities of $198.9 million, of which $177.7 million were classified as available-for-sale and $21.2 million was classified as held-to-maturity. These investments are substantially investment grade securities. Our investment policies emphasize return of principal and liquidity and are focused on fixed returns that limit volatility and risk of principal. Our primary market risk associated with our investment portfolio is interest rate risk.

     Assuming interest rates were to increase by a factor of 1.1, the net hypothetical loss in fair value of shareholder's equity related to financial instruments would approximately be $4.6 million after tax. This would represent approximately 7% of shareholder's equity. We believe that if interest rates were to increase by this amount, it would not have a material impact on our future earnings or cash flows, as it is unlikely that we would need or choose to substantially liquidate our investment portfolio.

     The effect of interest rate risk on potential near-term net income, cash flow and fair value was determined based on commonly used sensitivity analyses. The models project the impact of interest rate changes on a wide range of factors, including duration and prepayment. Fair value was estimated based on the net present value of cash flows or duration estimates, assuming an immediate 10% increase in interest rates.

                                   MANAGEMENT

Directors and Executive Officers

     The following table sets forth information concerning our directors and executive officers.

--------------------------------------------------------------------------------
                                  Position                                                         Age

Name

--------------------------------------------------------------------------------
Paul H. Palmer                    Director                                                          40
Frank E. Collins                  Director                                                          46
Kathleen M. Marlon                President, Chief Executive Officer, Chairman and Director         42
John F. Okita                     Chief Financial Officer                                           52
Robert G. Riordan                 Senior Vice President                                             48
Louis R. Fabre                    Vice President                                                    42
Robert L. Selli                   Vice President                                                    59
David M. Sonenstein               General Counsel and Secretary                                     53
-------------------------------------------------------------------------------

     Paul H. Palmer, Director. Mr. Palmer is the vice president of finance, chief financial officer and treasurer of Sierra. He was promoted to these offices in 1998. Prior to this, he was assistant vice president of Sierra from May 1996, corporate controller from November 1994 and director of finance when he joined Sierra in 1993. Prior to joining Sierra, Mr. Palmer was an audit manager at Deloitte & Touche LLP (formerly Touche Ross) in Las Vegas and California from 1988 to 1993. Mr. Palmer is a certified public accountant with an MBA and masters in accounting from Brigham Young University. He is a member of the American Institute of Certified Public Accountants, the Nevada State Society of Certified Public Accountants and the California State Society of Certified Public Accountants.

     Frank E. Collins, Director. Mr. Collins joined Sierra in 1986 as general counsel and secretary. In 1997 he was appointed executive vice president. From 1981 to 1986, Mr. Collins was employed by Blue Cross and Blue Shield of Kansas City, originally as staff legal counsel and in early 1986 as associate general counsel. Mr. Collins also served as counsel for the Missouri Division of Insurance from 1979 to 1981, where he was responsible for providing legal advice on insurance- and HMO-related regulatory issues. Mr. Collins received his Juris Doctorate in 1979 from the University of Missouri at Kansas City school of law and is a member of the Missouri Bar Association.

     Kathleen M. Marlon, President, Chief Executive Officer, Chairman and Director. Ms. Marlon joined Sierra in March 1986. In 1990, she became president and chief operating officer of Sierra Healthcare Options, Inc., a start-up subsidiary of Sierra. In February 1996, Ms. Marlon became our president and chief executive officer. In December 2000, Ms. Marlon became our chairman. Prior to joining Sierra, Ms. Marlon held technical and management positions for six years with Delphi Systems and Quality Systems. Ms. Marlon received her Bachelor of Science in Accounting from the University of Southern California in 1980. Ms. Marlon has successfully completed the CPA exam and Property & Casualty and Health licensing exams and holds a F.L.M.I. designation. Ms. Marlon is married to Anthony M. Marlon's nephew. Anthony M. Marlon is the chairman and chief executive officer of Sierra.

     John F. Okita, Chief Financial Officer. Mr. Okita has served in this capacity since he started his employment with us in April 1992 until September 1999 and from June 2000 to present. In September 1999, Mr. Okita left us to become the corporate controller of Sierra, a position he still holds. In June 2000 he returned to us as our chief financial officer. Mr. Okita is a certified public accountant and a licensed attorney and has over twenty years of property-casualty insurance industry experience. Prior to joining us, Mr. Okita was in private tax and financial consulting practice. Mr. Okita served in several financial executive capacities at Fremont Insurance Group between 1980 and 1990. Prior to that, Mr. Okita was employed by Coopers & Lybrand from 1975 and audited both property-casualty and life insurance companies. Mr. Okita received his Bachelor of Science in Business Administration from California State University at Los Angeles and his Juris Doctorate from Loyola Law School.

     Robert G. Riordan, Senior Vice President. Mr. Riordan was promoted to this position in May 1997 after having served as director of field operations since November 1993. He was vice president of Northern California operations for USA Casualty Company from November 1991 until joining Sierra in 1993. Prior to USA Casualty, Mr. Riordan had held various underwriting, marketing and financial reporting positions with Fireman's Fund Insurance Companies since 1976. Mr. Riordan attended Steubenville College where he received a Bachelor of Science degree in Business Administration.

     Louis R. Fabre, Vice President. Mr. Fabre has served in this capacity since he started his employment with the Company in September 1998. Mr. Fabre has over 17 years in Information Technologies, primarily in business applications relating to workers' compensation, financial accounting and purchasing systems. Mr. Fabre has extensive experience in programming fourth generation languages and extensive data base administration experience in client server architecture. Prior to joining the company, Mr. Fabre worked with Zenith Insurance Company for 3 years as the Director of Software Development. During his tenure at Zenith, he was responsible for the oversight of over 30 developers and analysts. From 1986 to 1995, Mr. Fabre worked for Computer Sciences Corporation as a Consultant where he was a Project Manager, managing projects for various companies and organizations. Prior to that, Mr. Fabre served in the United States Air Force where he held various positions relating to computer technologies.

     Robert L. Selli, Vice President. Mr. Selli was promoted in November 1997 after serving as director of underwriting since December 1996. Mr. Selli has served as Northern California Underwriting Manager and key member of our California Open Rating Task Force since he joined us in January 1994. Prior to that time, Mr. Selli held various underwriting management and marketing positions with Fireman's Fund Insurance Company and Zurich American since entering the industry in 1967. Mr. Selli attended San Francisco State University where he received a Bachelor of Arts degree in economics.

     David M. Sonenstein, General Counsel and Secretary. Mr. Sonenstein has served as general counsel since joining us in August 1997 and as secretary since early 1999. Mr. Sonenstein served as vice president and associate general counsel of Fireman's Fund Insurance Company, from 1991 to 1997. He started his employment with Fireman's Fund as Associate Counsel in 1979. Mr. Sonenstein was in private practice from 1972 to 1979. Mr. Sonenstein graduated from Claremont Men's College with a Bachelor of Arts degree and received his Juris Doctorate in 1972 from Hastings College of Law.

Executive Compensation

     The following table sets forth information with respect to the compensation paid by us for the year ended December 31, 2000 to our chief executive officer and to each of our four next most highly compensated executive officers:


                           SUMMARY COMPENSATION TABLE

Name of Individual
Or Number Of Persons       Capacities in                    Cash                                    All Other
In Group                   Which Served                  Compensation          Bonus              Compensation

Kathleen M. Marlon          President, Chief               $232,525             $7,500              $26,118    (1)
                            Executive Officer

John F. Okita               Chief Financial                148,865    (2)       5,100     (2)       10,500     (2)
                            Officer

Robert G. Riordan           Senior Vice President           155,288              5,000                10,500

David M. Sonenstein         General Counsel                 139,849              2,500                10,500

Louis R. Fabre              Vice President                  130,812              5,000                     0

--------------

(1) Includes $14,927 of compensation resulting from split-dollar insurance policies purchased in 1997, calculated based on regulations of the SEC. The regulations require compensation to be calculated on the assumption that most of the premiums paid by us represent a long-term, no-interest loan to the executive. This assumption results in high compensation expense being shown in early years of the expected life of each policy and lower expense in later years, while in fact the cash surrender value of such a policy to the executive is very low in the early years and higher only in the late years.

(2) Mr. Okita's compensation was paid by Sierra to him in his capacity as assistant vice president, corporate controller. Mr. Okita's services to us as our chief financial officer was reimbursed to Sierra through the management fee, which includes accounting, human resources, systems and other administrative services. See "Certain Transactions."

Compensation of Directors

     The directors are our employees or employees of Sierra and receive no additional compensation for their service on our board.

Employment Agreements

         Our subsidiary, California Indemnity Insurance Company, has entered into a three-year employment agreement with Kathleen M. Marlon, its chief executive officer. Under the agreement, Ms. Marlon may voluntarily terminate employment upon 60 days' notice. California Indemnity may terminate her employment, with or without cause, in accordance with California Indemnity's usual policies and procedures. The employment agreement provides that, in the event of a termination by California Indemnity without cause, a severance payment will be paid in the amount of 12 months' salary to Ms. Marlon. The agreement also provides that, a disability must continue for at least six months before California Indemnity may terminate her employment. In the event of a change in control not approved by the board of directors of California Indemnity, or if a change in control is approved by the board but within two years thereafter Ms. Marlon is terminated without cause, demoted, provided reduced compensation or required to relocate, Ms. Marlon will be entitled to receive a payment equal to a multiple of two times her salary and target annual incentive. In addition, if "golden parachute" excise taxes apply to compensation paid by California Indemnity, California Indemnity will provide a gross-up payment sufficient to cause the after-tax value of the compensation and the gross-up payment to Ms. Marlon to be the same as if no such excise had applied. The employment agreement contemplates annual adjustments in compensation based on job duties, performance goals and objectives and other reasonable standards deemed appropriate by California Indemnity. The agreement restricts Ms. Marlon's use and disclosure of confidential information, interference with California Indemnity's business relationships, and competition with California Indemnity, including a prohibition, for a one-year period following any termination of employment, on her working for a competitor which operates in California, Nevada, or Texas.

Stock Options

     Our executive officers participate in Sierra's stock option plan. The following table contains information concerning the grants by Sierra of stock options to acquire Sierra common stock to the named executives during fiscal year 2000:

                                           OPTION/SAR GRANTS IN FISCAL YEAR 2000

                                                     Individual Grants (1)


                                    Number of
                                   Securities       % of Total                                   Potential Realizable
                                   Underlying      Options/SARs                                    Value at Assumed
                                  Options/SARs      Granted to      Exercise or                  Annual Rates of Stock
                                   Granted (#)     Employees in      Base Price    Expiration   Price Appreciation for
                                    (2), (3)           2000          ($/Share)        Date           Option Terms

                                                                                                   5% ($)       10% ($)
                                                                                                 ---------    ----------
Kathleen M. Marlon                 75,000               50%              3.75        5/17/10      $176,877     $448,240
John F. Okita                      17,500               12%              3.75        5/17/10        41,271      104,589
Robert G. Riordan                   5,000               3%               3.75        5/17/10        11,792       29,883
David M. Sonenstein                 5,000               3%               3.75        5/17/10        11,792       29,883
Louis R. Fabre                      5,000               3%               3.75        5/17/10        11,792       29,883

-------------

(1) All options were granted at an exercise price equal to the fair market value of Sierra common stock on the option grant date. The exercise price may be paid by the optionee in cash or by check, except that Sierra's stock plan committee may, in its discretion, allow such payment to be by surrender of unrestricted shares of Sierra common stock (at their fair market value on the date of exercise), or by a combination of cash, check and unrestricted shares.

(2) All options were granted on May 17, 2000 and vest and are exercisable at the rate of 20% per year starting with the first anniversary date of the grant and will expire not later than ten years after grant.

(3) All awards were non-qualified stock options granted pursuant to Sierra's 1995 long-term incentive plan. No stock appreciation rights were granted with the above awards. Upon a change of control of Sierra, as defined in the 1995 Plan, the vesting of the options will be automatically accelerated, provided, however, that Sierra's stock plan committee may exclude a change of control transaction from the foregoing provisions and permit the option to continue to vest in accordance with its original terms. In addition, the options shown above will terminate and may no longer be exercised if the respective optionee ceases to be an employee or director of Sierra or one of its affiliates, except certain post-termination exercise periods are permitted in the case of death, disability, or other involuntary termination except for a termination for "cause." The options together with certain gains realized upon exercise of the options during a specified period will be subject to forfeiture if the optionee engages in certain acts in competition with Sierra or one of its affiliates, misuses proprietary information of Sierra or one of its affiliates,  or  fails  to  assist  Sierra  or  one of  its  affiliates  in litigation. Cashless withholding to satisfy tax obligations may be permitted by Sierra's stock plan committee.

Option Exercises and Holdings

     The following table provides information with respect to the named executives concerning the exercise of Sierra stock options during the fiscal year ended December 31, 2000 and unexercised Sierra stock options held as of December 31, 2000:

    Aggregated Option/SAR Exercises in Fiscal 2000 and Year-End Option Values

                                                                                  Number of
                                                                                  Securities           Value of
                                                                                  Underlying         Unexercised
                                                                                 Unexercised         In-the-Money
                                                                               Options/SARs at     Options/SARs at
                                                                                  FY-End (#)          FY-End ($)
                                             Shares              Value           Exercisable/        Exercisable/
                                          Acquired on        Realized ($)       Unexercisable     Unexercisable (1)
                                          Exercise (#)

Kathleen M. Marlon                            -0-                 -0-           18,000 / 135,000    -0- /  3,750
John F. Okita                                 -0-                 -0-           23,090 /  25,500    -0- /    875
Robert G. Riordan                             -0-                 -0-           17,462 /  20,493    -0- /    250
David M. Sonenstein                           -0-                 -0-           4,150 /   13,100    -0- /    250
Louis R. Fabre                                -0-                 -0-           1,900 /   11,600    -0- /    250

--------------

(1) Based on the closing price of Sierra common stock on December 29, 2000, which was $3.80, minus the exercise price of the option.

CII Financial's Supplemental Executive Retirement Plans

     Certain of our executive officers were participants in the CII Financial, Inc. Supplemental Executive Retirement Plan, or the SERP Plan, and the CII Financial, Inc. Supplemental Senior Executive Retirement Plan, or the Senior SERP Plan. These plans were effective as of January 1, 1990 and the SERP Plan was amended and restated April 24, 1993. When we were acquired by Sierra in October 1995, both plans were frozen as to any new contributions, participants, and accrued benefits. The Senior SERP Plan had only one participant, Mr. Joseph
G. Havlick, who at that time was our chief executive officer. Of the eight participants in the SERP Plan, only Mr. Okita remains an officer of CII Financial.

     Our Board of Directors appoints a committee to administer both plans. Participation in both plans was limited to the executives, officers and employees selected by our chief executive officer and approved by our board of directors. The criteria used to determine participation in either plan was the participant's position, past contributions and anticipated contributions to our future success.

     The committee determined the benefit amount that would be paid at the participant's normal retirement age. The initial benefit amount was discretionary and was adjusted based on the participant's employment service years from the date of participation. Participants were given credit for employment prior to the plans' effective date of January 1, 1990. Under the SERP Plan, the benefit amount was also adjusted based on whether a participant retired at, prior to, or after, normal retirement age. Benefit amounts under both plans are paid in equal monthly installments over a 10-year period. Both plans also provide for a benefit payable over a 10-year period if a participant dies while still employed by us. Mr. Okita's annual benefits under the SERP Plan are $300.

Sierra's Supplemental Executive Retirement Plan

     Ms. Kathleen Marlon participates in Sierra's Supplemental Executive Retirement Plan II (the "Supplemental Plan II"), which provides retirement benefits for selected executive officers. Under the Supplemental Plan II, each executive selected for participation generally will be entitled to receive annual payments, following retirement, disability, and certain other terminations of employment, for a 15-year period, equal to 2.5% of their "final average compensation" (as defined) for each year of service credited to the executive up to 20 years, reduced by an amount equal to the annualized payout over a 15-year period that would be payable to the executive as a result of Company contributions under the 401(k) Plan and the Deferred Compensation Plan (but not reduced for social security payments or other offsets). An executive's right to benefits under the Supplemental Plan II vests when five years of service have been credited or earlier upon the executive's death or disability or upon occurrence of a change in control (defined in the same way as under other compensatory plans). Upon the death of the executive, benefits will be payable for the 15-year period to the executive's beneficiary. Benefits will begin after retirement at or after age 65, a termination at or after age 55 and ten years of credited service, or a termination due to disability, and benefits will begin, in the case of other terminations (except a termination for "cause," as defined) prior to a change in control, at the later of termination or the date the executive would have completed ten years of service but for the termination.

     The following table shows the approximate amounts of annual retirement income that would be payable under the Supplemental Plan II to executives covered by it based on various assumptions as to final average compensation and years of service, assuming benefits are paid out over 15 years:

          Estimated Annual Benefits Based on Credited Years of Service


                    Final Average
                    Compensation      5 Years         10 Years        15 Years        20 Years        30 Years
                    ---------------   ---------       --------        --------        --------        --------
                    $200,000          $23,366         $46,732         $70,099         $92,465         $93,465
                     400,000           45,225          90,450         135,675         180,900         180,900
                     600,000           67,837         135,675         203,512         271,350         271,350

     Final average compensation generally means the average of the three highest years of compensation out of the last five years, with compensation being generally the amounts reported as salary and bonus in the Summary Compensation Table.

     Ms. Marlon has 14 years of credited service under the Supplemental Plan II. An additional year of service will be credited in the event of a termination within six years after a change in control, and the year of service for the year of the change in control will be deemed completed at the time of the change in control. An executive's or beneficiary's benefits are payable in a lump sum in certain circumstances, including following a change in control.

     No other executives of CII Financial participate in Sierra's Supplemental Executive Retirement Plan II.

                              CERTAIN TRANSACTIONS


     We intend to finance up to $15.0 million of the cash consideration in the exchange offer with a loan from Sierra. In addition, we expect that Sierra will lend us an additional $2.0 million to enable us to pay the interest and expenses incurred in the exchange offer. The indebtedness will be represented by demand promissory notes issued to Sierra bearing interest at 9 1/2%. The Sierra notes will rank senior to the old junior subordinated debentures but will be subordinate to the new senior debentures. Sierra will borrow $7.5 million of the funds to be lent to us from California Indemnity Insurance Company. This loan will bear interest at 9 1/2% and will be secured by certain assets of Sierra.


     In August 2000, we, and some other subsidiaries of Sierra, became a guarantor of Sierra's obligations under its senior secured credit facility. For more information concerning this guaranty, see "Description of Other Indebtedness."

     In order to make the September 15, 2000 interest payment on the old junior subordinated debentures, Sierra advanced $365,000 to us.

     Effective January 1, 1999, Sierra entered into separate but similar investment services agreements with California Indemnity Insurance Company, Commercial Casualty Insurance Company, Sierra Insurance Company of Texas and CII Insurance Company. Under these agreements Sierra manages the investments of the insurers. The management is, however, subject to the insurers' investment guidelines and the ultimate control of each insurer's board of directors. The management fee is a percentage of the total amount under management. The annual investment fees paid by the insurance companies in 1999 were approximately $335,000 and in 2000 were approximately $400,000.

     Effective  January  1,  1999,  Sierra and  California  Indemnity  Insurance
Company agreed that Sierra would furnish it services, including accounting, human resources, systems and other administrative services. The fee for the services is based on the actual direct and allocable cost. The services are subject to the ultimate control of California Indemnity Insurance Company's board of directors. The annual fees for these services were approximately $1,003,000 in 1999 and $1,200,000 in 2000.

     On March 31, 2000, California Indemnity Insurance Company loaned $7.4 million to Sierra, its ultimate parent. The loan was secured by a first trust deed mortgage on property at 4475 South Eastern Avenue in Las Vegas, Nevada. The loan is due April 1, 2005 with a right to accelerate on the part of the lender on or after April 1, 2001. The interest rate for the loan is 8% per annum and the loan to value was approximately 60%. Sierra Health Services has paid $441,000 as of November 30, 2000 in interest from the date of the loan. A sale of the 4475 South Eastern property to a non-affiliated real estate partnership closed December 28, 2000. Under the terms of the purchase and sale agreement, the purchaser assumed the first trust deed mortgage with amended terms. The interest rate was increased and the acceleration clause was eliminated by payment of additional fees, and the loan's maturity was set at December 31, 2001 with the ability of the borrower to extend for two periods of six months, subject to notice before the extension and payment to California Indemnity Insurance Company of additional fees.

     Effective December 2000, for all claims other than from our Texas operation, we have contracted our medical management, bill review and return to work functions with Sierra Health and Life Insurance Company's Workers' Compensation Managed Care Division. This arrangement is at cost. Sierra Health and Life Insurance Company is a wholly-owned subsidiary of Sierra.

     Sierra, California Indemnity Insurance Company and Commercial Casualty Insurance Company are partners in a limited partnership called 2716 North Tenaya Way Limited Partnership. This partnership owns the building located at that address in Las Vegas, Nevada. The two insurers are limited partners in the partnership whereas Sierra Health Services is the general partner. The two limited partners own approximately 13.5% of the partnership each. They also lease a portion of the building from the partnership. The lease payments during 1999 for both companies were $1,168,000 and for this year to date were $1,160,000 as of November 30, 2000. A sale of the partnership's building to a third party closed on December 28, 2000. At closing, the net proceeds to the two limited partners were approximately $7 million in total and the original lease was canceled effective December 28, 2000. Sierra entered into a 15 year master lease with the new owner of the property. Sierra and California Indemnity Insurance Company have entered into a new one-year sublease, for the space occupied by California Indemnity Insurance Company, effective January 1, 2001. The total amount of rent under the sublease will be approximately equivalent to that under the former lease with the partnership and will be determined based upon the new lease costs of Sierra under the master lease. The sublease is subject to the provisions of the master lease. It will automatically renew from year to year unless California Indemnity Insurance Company gives notice to cease renewing on or before December 1 in any year. The renewal can not extend beyond the length of the master lease.

     CII Financial and our insurance subsidiaries have, in the normal course of business, entered into various agreements and arrangements with Sierra and its wholly-owned subsidiaries. These agreements and arrangements have been entered into on either a cost or arms' length basis.

     Effective January 1, 1996, federal income taxes are calculated pursuant to a tax allocation agreement between Sierra and CII Financial. Income taxes are allocated on a separate return basis for each company and tax benefits are recorded only to the extent that an entity could recoup taxes paid in prior years.

     All of our directors are also executive officers of Sierra.

                             PRINCIPAL STOCKHOLDERS

     Sierra owns 100% of our issued and outstanding capital stock.

                        DESCRIPTION OF OTHER INDEBTEDNESS

     Sierra's credit facility is governed by an Amended and Restated Credit Agreement entered into by Sierra on December 15, 2000 with a syndicate of banks for which Bank of America, N.A., is the Administrative Agent and Issuing Bank. Other lenders include First Union National Bank, Deutsche Bank, AG, Credit Lyonnais, Bank One, N.A., Wells Fargo Bank, N.A., and Union Bank of California, N.A. Bank of America, N.A. is an affiliate of Banc of America Securities LLC, the dealer manager for the exchange offer. The new credit agreement amended Sierra's preceding credit agreement, which Sierra entered into in 1998. Sierra was not in compliance with the terms of the financial covenants in the preceding credit agreement and received a notice of default from its lenders on November 8, 2000 with respect to this non-compliance. Since December 15, 2000, Sierra has been in compliance with the covenants under the Amended and Restated Credit Agreement.


     We have irrevocably and unconditionally guaranteed all obligations under this credit facility. As a result of the guaranty subordination, our guaranty of Sierra's credit facility will be subordinated to the new senior debentures. In addition, the Sierra notes will be subordinated to the new senior debentures. The old junior subordinated debentures will subordinated to the Sierra notes and will continue to be subordinated to the guaranty of the credit facility debt.


Revolving Loans


     The new credit agreement currently provides Sierra with a revolving credit facility of $135 million. The proceeds from revolving loans under the revolving credit facility may be used for general working capital and general corporate purposes. As of April 12, 2001, the credit facility had an outstanding balance of $128 million. Unused credit facility balances are primarily reserved for Sierra's working capital purposes. Any availability under the credit facility generated from excess cash flow must be converted annually to permanent reductions in accordance with the terms of the facility. Sierra is required to make semi-annual permanent reductions, ranging from $2 million to $10 million, on the credit facility limit starting June 2001.


     The available amounts which Sierra can borrow under the credit facility will be reduced by specified amounts, on certain dates. If the total amount of outstanding loans exceeds the availability under the credit facility, as reduced, Sierra will be required to immediately prepay 100% of the excess amount.

     Under certain additional circumstances, Sierra would be required to make prepayments of the loans, and the amount available to Sierra under the revolving credit facility would be reduced. For example, 80% of any excess cash flow that Sierra has in each year must be applied to a repayment of the loans and a reduction of the amount available under the revolving credit facility. In addition, if Sierra or a subsidiary of Sierra (other than an HMO subsidiary and certain other subsidiaries) engages in an asset sale or a sale-leaseback transaction (with the exception of certain assets specified in the new credit agreement), 80% of the cash proceeds (net of certain expenses) must be applied to a repayment of the loans and a reduction of the amount available under the revolving credit facility. Similarly, 80% of the cash proceeds (net of certain expenses) of certain equity issuances by us or any of our subsidiaries and 100% of the cash proceeds (net of certain expenses) of a debt issuance by Sierra (excluding us) must be applied to a repayment of the loans and a reduction in the amount available under the revolving credit facility. The credit facility also requires that the purchase of old junior subordinated debentures with funds other than those from CII Financial will require an equal permanent reduction in the credit facility limit.

     The credit facility terminates on September 30, 2003. On that date, Sierra will be required to repay the aggregate principal amount of the revolving loans outstanding.

Interest

     Under the credit facility, revolving loans bear interest at the applicable margin plus the greater of:

o        0.5% per annum above the latest federal funds rate; or

o        the per annum prime lending rate of Bank of America, N.A.

     The applicable margin is initially 1.75%. However, the applicable margin may be increased or decreased in certain circumstances.

Fees

     In connection with the credit facility, Sierra will pay certain customary fees, including agents' fees, commitment fees, and amendment fees.

Covenants

     Subject to normal qualifications and exceptions, Sierra has certain covenants that, among other things, will restrict the ability of Sierra and its subsidiaries, including CII Financial, to dispose of assets, incur indebtedness, pay dividends, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, or make capital expenditures and which otherwise restrict certain corporate activities. In addition, under the senior credit facility, Sierra will be required to comply with specified financial ratios, as defined in the credit agreement, including a limit on capital expenditures, a minimum interest coverage ratio, a minimum fixed charge coverage ratio, a minimum earnings before interest, taxes, depreciation and amortization, or EBITDA, for certain of Sierra's non-regulated subsidiaries, a maximum leverage ratio, maximum medical loss ratios and a maximum specialty combined ratio for California Indemnity. A summary of the financial covenants are as follows:

     Capital Expenditure Limit

     Capital expenditures are limited under the credit agreement to $18 million in total for 2001. Although there was no specified limit for the year 2000, Sierra had capital expenditures of $19.4 million during the year.

     Interest Coverage Ratio

     The interest coverage ratio is the ratio of non-regulated subsidiaries' EBITDA to sum of interest expense and bank fees incurred on the credit facility. The minimum ratio allowed by the credit agreement is 1.41 to 1.00 at December 31, 2000 and it adjusts quarterly ending 2001 at 2.36 to 1.00. At December 31, 2000, Sierra's interest coverage ratio was 2.24 to 1.00 as calculated in accordance with the credit agreement.

     Fixed Charge Coverage Ratio

     The fixed charge coverage ratio is the ratio of the non-regulated subsidiaries' EBITDA to the sum of the interest expense and bank fees incurred on the credit facility and any current maturity of credit facility debt. The minimum allowed by the credit agreement is 1.41 to 1.00 at December 31, 2000 and it adjusts quarterly ending 2001 at 2.37 to 1.00. At December 31, 2000, Sierra's fixed charge coverage ratio was 1.76 to 1.00 as calculated in accordance with the credit agreement.

     EBITDA

     The minimum rolling four quarters EBITDA for non-regulated subsidiaries is required to be $31 million or more for the period ended December 31, 2000. The required EBITDA adjusts quarterly and is $34 million for the period ended December 31, 2001. At December 31, 2000, Sierra's EBITDA, as calculated in accordance with the credit agreement, was $40.5 million.

     Leverage  Ratio

     The leverage ratio is the ratio of outstanding credit facility debt to non-regulated EBITDA. The maximum ratio allowed by the credit agreement is 5.9 to 1.00 at December 31, 2000. This ratio requirement is adjusted quarterly and is 3.7 to 1.00 at December 31, 2001. At December 31, 2000, Sierra's leverage ratio, as calculated in accordance with the credit agreement, was 3.3 to 1.00.

     Medical Loss Ratios

     The medical loss ratio is the ratio of medical costs to the sum of earned premium and professional fee revenue. The credit agreement requires Sierra's HMO and PPO operations to maintain medical loss ratios below specified levels beginning with the first quarter of 2001. The limit for the Nevada HMO is 0.90 to 1.00 for all four quarters of 2001. The medical loss ratio for Sierra's PPO operations is set at 0.91 to 1.00 for the first two quarters of 2001 and 0.90 to 1.00 for the last two quarters of the year. The limit for the Texas HMO operations is 1.00 to 1.00 for the first two quarters of 2001 and 0.95 to 1.00 for the last two quarters of the year. The calculations are done three months after the end of each quarter and are based on the actual claims paid through that time period. Sierra's estimated medical loss ratio at December 31, 2000, before the three months of claims run out, is 0.81 to 1.00 for the Nevada HMO, 0.79 to 1.00 for the PPO and 0.92 to 1.00 for the Texas HMO.

     Specialty Combined Ratio

     The specialty combined ratio relates only to the workers' compensation insurance operations and is the ratio of the sum of loss and loss adjustment expenses, underwriting expenses, management fees and policyholders' dividends to net earned premium revenue. The credit agreement requires California Indemnity to maintain a combined loss ratio below specified levels beginning with the first quarter of 2001. The limit for all four quarters of 2001 is set at 1.17 to 1.00. The calculations are done three months after the end of each quarter and are based on the actual claims paid through that time period. California Indemnity's estimated combined ratio, as calculated in accordance with the credit agreement but prior to the three months of claims run out, is 1.03 to 1.00.

Events of Default

     The credit facility may be terminated before September 30, 2003 upon the occurrence of any event of default. Upon the occurrence of an event of default, with certain limitations, Sierra's obligations under the new credit agreement which are at that time outstanding may become accelerated. Events of default under the credit facility consist of customary specified events. A default in payment on our debentures would constitute an event of default. A bankruptcy proceeding or other similar event involving us would also constitute an event of default.

Security

     The payment and performance of Sierra's obligations under the credit facility are secured by:

     o liens on substantially  all of Sierra's assets and the assets of Sierra's
subsidiaries,   other  than  CII   Financial   and  Sierra's   other   regulated
subsidiaries;

     o a guaranty of Sierra's obligations thereunder by each of Sierra's subsidiaries, including CII Financial, but excluding our insurance subsidiaries and Sierra's other regulated subsidiaries; and

     o other collateral arrangements, subject to pledge agreements, the security agreements, deeds of trust, and similar arrangements between Sierra, Sierra's subsidiaries, and the lending banks.

              UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     We have set out below our unaudited pro forma consolidated financial statements.


      The pro forma consolidated financial statements present the exchange of $27,059,000 in principal amount of old junior subordinated debentures for
$20,000,000 in cash and $20,000,000 in principal amount of old junior subordinated debentures for $20,000,000 in principal amount of new senior debentures.


     The unaudited pro forma consolidated balance sheet as of December 31, 2000 has been prepared on the basis that the exchange offer as described above had occurred on December 31, 2000. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2000 has been prepared as if the exchange offer had occurred on January 1, 2000.

     You should read this information with the accompanying notes and our consolidated financial statements, which are included in this prospectus. The accompanying pro forma consolidated financial statements do not purport to represent what our results of operations would have been had such transactions and events occurred on the dates specified, or to project our results of operations for any future period or date. The pro forma adjustments are based on available information and certain adjustments that our management believes are reasonable. In the opinion of our management, all adjustments have been made that are necessary to present fairly the unaudited pro forma consolidated data.

             NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 2000

         The  accompanying   unaudited  pro  forma  consolidated  balance  sheet
reflects the following adjustments:

         (a) Payment of the outstanding accrued interest on the old junior subordinated debentures as of December 31, 2000 of $1,029,000.


         (b) Payment of $1,800,000 in estimated costs incurred in connection with the exchange offset by the gain on restructuring of $647,000. Costs incurred in connection with the exchange will offset the gain on restructuring and any issuance costs in excess of the gain will be expensed.


         The gain on restructuring is calculated as follows:


         Current outstanding old junior subordinated debentures     $47,059,000
              Cash consideration                                     20,000,000
                                                                    -----------
              Remaining balance                                      27,059,000
                                                                    ------------


         Total future cash payments

              New senior debentures                                  20,000,000
              Interest over the three-year term                       6,412,000
                                                                     -----------
              Total future cash payments                             26,412,000
                                                                     -----------


         Remaining balance less total future

              cash payments equals gain on restructuring             $  647,000
                                                                     ==========

         (c) $17,000,000 in loans from Sierra to CII Financial evidenced by the Sierra notes.

         (d) An exchange of $20,000,000 in aggregate principal amount of the old junior subordinated debentures for new senior debentures in the aggregate principal amount of $20,000,000.


         Under the terms of the proposed transaction, total future cash payments (interest and principal) on the new senior debentures are less than the balance of the old junior subordinated debentures less the cash consideration given in the exchange. Accordingly, under SFAS No. 15, a gain on restructuring will be recognized for the difference and the carrying amount of the new senior debentures will initially be the total future cash payments on the new senior debentures.


         (e)   $27,059,000   in  aggregate   principal   amount  of  old  junior
subordinated debentures retired in exchange for a cash consideration of $20,000,000.

         (f) $7,500,000 loan from California Indemnity Insurance Company to Sierra.

                      CII FINANCIAL, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 2000

                      (In thousands, except for share data)

                                                            Historical     Adjustments                  Pro forma
ASSETS
Invested assets:

    Debt securities, available for sale, at fair value       $177,671                                    $177,671
    Debt securities, held-to-maturity, at amortized cost       21,258                                      21,258
    Preferred stock, at fair value                              5,130                                       5,130
    Mortgage loans on non-affiliated real estate               12,362                                      12,362
                                                           ----------                                   ---------
Total invested assets                                         216,421                                     216,421


Cash and cash equivalents                                      28,666       $(13,329)(a),(b),(c),(e),(f)   15,337
Reinsurance recoverable                                       247,205                                     247,205
Premiums receivable (net of allowance of $1,134)               11,785                                      11,785
Investment income receivable                                    2,712                                       2,712
Deferred policy acquisition costs                               2,015                                       2,015
Mortgage loans on affiliated real estate                        1,257                                       1,257
Real estate limited partnership                                   807                                         807
Affiliate note                                                                 7,500  (f)                   7,500
Federal income taxes receivable                                 1,945                                       1,945
Deferred income taxes                                          16,251                                      16,251
Property and equipment, net                                     4,126                                       4,126
Other assets                                                      412        ______                           412
                                                           -------------                               ------------
     TOTAL ASSETS                                            $533,602        $(5,829)                    $527,773
                                                             =========         =======                   ========


LIABILITIES


Reserve for losses and loss adjustment expenses              $374,554                                    $374,554
Unearned premiums                                              13,493                                      13,493
Ceded reinsurance premiums payable                             11,073                                      11,073
Old junior subordinated debentures                             47,059        $(47,059)    (d),(e)               0
New senior debentures                                                          26,412         (d)          26,412
Accounts payable and other accrued expenses                    19,708          (1,029)        (a)          18,679
Affiliate notes                                                                17,000         (c)          17,000
Payable to affiliates                                           1,708                                       1,708
Income tax payable                                              1,413                                       1,413
Deferred tax liability                                          1,242           ______                      1,242
                                                           ----------                                  ----------
      TOTAL LIABILITIES                                       470,250          (4,676)                    465,574
                                                             ---------        --------                   --------


COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
Common Stock, no par value, 1,000 shares
    Authorized; 100 shares issued and outstanding               3,604                                       3,604
Additional paid - in capital                                   64,450                                      64,450
Accumulated other comprehensive loss:

    Unrealized holding loss on available-for                   (4,535)                                     (4,535)
sale-investments
Accumulated deficit                                               (167)       (1,153)        (b)           (1,320)
                                                          ------------       --------                 -----------
      TOTAL STOCKHOLDER'S EQUITY                               63,352         (1,153)                      62,199
                                                           -----------       --------                 ----------
      TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY             $533,602        $(5,829)                    $527,773
                                                           ==========        ========                   =========
</TABLE


See the accompanying notes on page 75






        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 2000

         The  accompanying   unaudited  pro  forma  consolidated   statement  of
operations reflects the following adjustments:


         (g) Decrease in investment income as a result of less cash available during the period for investments. Amount is calculated based on net cash used in the transaction of $13,329,000 and the average investment yield during the period of approximately 6.3%. The decrease was offset by an increase in investment income from the 9 1/2% $7,500,000 note receivable from Sierra.


         (h) Elimination of interest expense on the old junior subordinated debentures based on the accounting treatment of the transaction. Historical interest expense for the debentures was based on a weighted average of $47,986,000 in outstanding junior subordinated debentures during the year ended
December 31, 2000 at a 7 1/2% interest rate.


         (i) Interest expense on the $17,000,000 Sierra notes based on a 9 1/2% rate of interest. This results in an increase in interest expense of $1,615,000.

         (j) There is no income tax benefit on the pro forma adjustments. On a separate return basis using the more likely than not presumption, CII Financial will have insufficient future income and any tax benefit would be fully offset by a valuation allowance.

Expense in the amount of debt issuance costs in excess of the gain on restructuring is recognized when incurred as presented on the pro forma balance sheet, but is not reflected in the pro forma statement of operations since it does not have a continuing impact on the statement of operations.

 Total estimated costs incurred in connection with the exchange of $1,800,000 are first applied to offset the gain on restructuring of $647,000 with the remainder expensed.


         The gain on restructuring is calculated as follows:


         Current outstanding old junior subordinated debentures    $47,059,000
              Cash consideration                                    20,000,000
                                                                   ------------
              Remaining balance                                     27,059,000
                                                                   ------------


         Total future cash payments

              New senior debentures                                 20,000,000
              Interest over the three year term                     6,412,000
                                                                    -----------
              Total future cash payments                            26,412,000
                                                                    -----------


         Remaining balance less total future

              cash payments equals gain on restructuring           $  647,000
                                                                   ==========

                      CII FINANCIAL, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 2000

                                 (In thousands)

                                                              Historical         Adjustments                     Pro forma
REVENUES

  Direct written premiums                                     $203,268                                             $203,268
  Changes in direct unearned premiums                             (193)                                                (193)
                                                          ------------                                         ------------

  Direct earned premiums                                       203,075                                              203,075
  Less:  premiums ceded                                         77,520                                               77,520
                                                            -----------                                          ----------


  Net earned premiums                                          125,555                                              125,555
  Net investment income                                         15,074           $    (127)       (g)                14,947
  Net realized investment losses                                  (620)             ______                             (620)
                                                           -----------                                          -----------

  Total revenues                                               140,009                (127)                         139,882
                                                              ---------          ---------                       ----------


COSTS AND EXPENSES
  Losses and loss adjustment expenses                          274,280                                              274,280
  Reinsurance recoveries                                      (164,400)                                            (164,400)
                                                              --------                                             --------


  Net loss and loss adjustment expenses                        109,880                                              109,880
  Policy acquisition costs                                      21,386                                               21,386
  General and administrative and other                          14,196                                               14,196
  Asset impairment                                               3,000                                                3,000
  Interest expense                                               3,599              (1,984)      (h), (i)             1,615
                                                            -----------           --------                       ----------

     Total costs and expenses                                  152,061              (1,984)                         150,077
                                                              ---------           --------                         --------

LOSS BEFORE FEDERAL INCOME TAX BENEFIT                         (12,052)              1,857                          (10,195)

Federal income tax benefit                                      (3,669)             ______       (j)                 (3,669)
                                                            ----------                                           ----------

(LOSS) INCOME FROM CONTINUING OPERATIONS                     $  (8,383)           $  1,857                        $  (6,526)
                                                             =========            ========                        =========

See the accompanying notes on page 77

                            DESCRIPTION OF DEBENTURES

Principal Differences Between Old Junior Subordinated Debentures and New Senior Debentures

     The principal differences between the terms of the new senior debentures and the related indenture and the terms of the old junior subordinated debentures and the related indenture, are:


o The new senior debentures will be senior indebtedness of CII Financial. As a result of the guaranty subordination, the new senior debentures will rank senior to our guaranty of Sierra's credit facility. In addition, the new senior debentures will rank senior to the Sierra notes.
     The new senior debentures, the Sierra notes and our guaranty of the Sierra's credit facility will rank senior in right of payment to any old junior subordinated debentures which are not tendered.


o You will receive a higher rate of interest on the new senior debentures, which will pay 9 1/2% per annum, than on the old junior subordinated debentures, which pay 7 1/2% per annum.


o The scheduled maturity date of the new senior debentures is September 15, 2004, which is three years later than September 15, 2001, the scheduled maturity date of the old junior subordinated debentures.

o The new senior debentures will not be convertible into Sierra common stock. The old junior subordinated debentures are convertible into Sierra common stock at $39.398 per share. The indenture governing the new senior debentures will contain covenants that will:

o     restrict our ability to incur indebtedness, including upstream guarantees;

o restrict our ability to make restricted payments, including dividends, distributions and loans;

o        restrict our ability to enter into transactions with our affiliates;

o        restrict our ability to create or incur liens;

o require us to use the net proceeds from any sale of assets or the capital stock of our subsidiaries in certain circumstances to make an offer to repurchase new senior debentures; and

o require us to use our excess cash flow in certain circumstances to make an offer to repurchase new senior debentures.

o The new senior debentures may be redeemed at our option at any time, from time to time, at a redemption price initially equal to 110% of the principal amount and declining to 100% of the principal amount over the life of the new senior debentures, plus accrued and unpaid interest, if any. In the event of a change in control of CII Financial, the holders of these new senior debentures may require that we repurchase their new senior debentures at the then applicable redemption price, plus accrued and unpaid interest, if any. The old junior subordinated debentures may be redeemed at our option at any time, from time to time until September 15, 2001, at a redemption price equal to 100.75% of the principal amount, plus accrued and unpaid interest, if any. In the event of a change of control of CII Financial, the holders of the old junior subordinated debentures may require that we repurchase their old junior subordinated debentures at 100% of the principal amount, plus accrued and unpaid interest, if any.



New Senior  Debentures

     We will issue the new senior debentures under an indenture between us and Wells Fargo Bank Minnesota, N.A., as trustee. A copy of the indenture substantially in the form in which it is to be executed is filed as an exhibit to the registration statement of which this prospectus is a part.

     The following description is a summary of the material provisions of the indenture relating to the new senior debentures and does not describe the indenture in its entirety. This summary is subject to and qualified by reference to all of the provisions in the indenture, including definitions of certain terms used in the indenture. We urge you to read the indenture because it, and not the summary description below, defines your rights. Copies of the indenture will be available for inspection at the Corporate Trust Offices of the trustee in Minneapolis, Minnesota.


     General. The new senior debentures will be limited to $20,000,000 aggregate principal amount. The new senior debentures will be senior indebtedness of CII Financial and will not be guaranteed by Sierra. As a result of the guaranty subordination, the new senior debentures will rank senior to our guaranty of Sierra's credit facility. The new senior debentures, the Sierra notes and our guaranty of Sierra's credit facility will rank senior to the old junior subordinated debentures. We are required to repay the principal amount of the new senior debentures in full on September 15, 2004.

     The new senior debentures will bear interest from the date of issuance, at the rate per annum of 9 1/2%. We will pay interest on the new senior debentures on March 15 and September 15 of each year, commencing on September 15, 2001, to the person in whose name the new debenture (or any predecessor debenture) is registered, subject to certain exceptions, at the close of business on March 1 or September 1, as the case may be, before each interest payment date. Principal and interest on the new senior debentures will be payable and transfers will be registrable, at an office of the trustee or our office or agency maintained for such purpose in Minneapolis, Minnesota, provided that, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the debenture register.


Redemption. The new senior debentures will be redeemable upon not less than 25 nor more than 60 days' notice by mail at any time, in whole or in part, at our election, at the following redemption prices, expressed as percentages of principal amount, plus accrued and unpaid interest to the redemption date, if any, subject to the right of holders of record on regular record dates to receive interest due on an interest payment date, if redeemed during the periods set forth below:


         Period                                          Redemption Price
         ------                                          ----------------
         Until March 31, 2002...................................110%
         April 1, 2002-March 31, 2003...........................105%
         April 1, 2003-March 31, 2004............  .............102.5%
         April 1, 2004-September 15, 2004.......................100%



Repurchase at Option of Holders Upon Change in Control. If a change in control as defined below occurs, you will have the right, at your option, to require us to repurchase for cash all of your new senior debentures not previously called for redemption, or any portion of the principal amount thereof, at the following prices, expressed as a percentage of principal amount, plus accrued and unpaid interest to the repurchase date, if any, if the event of a change of control occurs during the periods set forth below:



         Period                                          Redemption Price
         ------                                          ----------------

         Until March 31, 2002...................................110%
         April 1, 2002-March 31, 2003...........................105%
         April 1, 2003-March 31, 2004............  .............102.5%
         April 1, 2004-September 15, 2004.......................100%



     Such right may not be waived by our board of directors. Within 30 days after the occurrence of a change in control, we are obligated to mail to you notice of such change in control and of the repurchase right arising as a result thereof. We must also deliver a copy of this notice to the trustee and cause a copy of such notice to be published in a newspaper of general circulation in Los Angeles, California and in the Borough of Manhattan, The City of New York. To exercise the repurchase right, you must deliver to the trustee the new senior debentures with respect to which the repurchase right is being exercised, duly endorsed for transfer to us. We are required to repurchase the new senior debentures on the date that is 45 days after the date of our notice, which we refer to as the repurchase date.

     A change in control will be deemed to have occurred at the time after the new senior debentures are issued that any person, including any syndicate or group deemed to be a "Person" under Section 13(d)(3) of the Exchange Act, is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling such person to exercise 50% or more of the total voting power of all shares of our capital stock that are entitled to vote in elections of directors. For purposes of these provisions, whether a person is a "beneficial owner" will be determined in accordance with Rule l3d-3 promulgated by the SEC under the Exchange Act as in effect on the date of execution of the indenture.

     Merger and Consolidation. The indenture will provide that we may consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that in any such case:

     o the successor corporation assumes by a supplemental indenture our obligations under the indenture;

     o immediately after giving effect to such transaction, no default will have occurred and be continuing; and

     o we deliver to the trustee an officer's certificate and an opinion of counsel stating that the terms of the indenture with respect to such event have been complied with.

     Upon compliance with these provisions by a successor corporation, we, except in the case of a lease, would be relieved of our obligations under the indenture and the new senior debentures.

     Modification of the Indenture. Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in principal amount of the outstanding debentures. However, none of the following modifications or amendments may be made without your consent:

     o change the stated maturity date of the principal of, or any installment of interest on, the new senior debentures;

     o reduce the principal amount of, any interest on, or premium payable on redemption of, any new debenture;

     o change the place or currency of payment on the new senior debentures;

     o impair your right to institute suit for the enforcement of any payment on the new senior debentures when due;

     o modify the provisions of the indenture with respect to the subordination of the new senior debentures in a manner adverse to you; or

     o reduce the percentage in principal amount of new senior debentures the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

Certain Defined Terms

     The following are certain terms that are defined in the indenture relating to the new senior debentures:

     "Capital Lease Obligations" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP. The amount of Indebtedness represented by a Capital Lease Obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under the relevant lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

     o matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

     o is convertible or exchangeable for Indebtedness or Disqualified  Stock;
or

     o is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to six months after the Stated Maturity of the Securities;

provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require CII Financial to repurchase or redeem such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions thereof herein) shall not constitute Disqualified Stock.


     "EBITDA" means, for any fiscal year, the unconsolidated net income of the Company, exclusive of (x) any gain associated with an asset sale or sale of Capital Stock of a Subsidiary during such year, (y) the dividend payment by California Indemnity Insurance Company of up to $5.0 million to the Company in the 2001 fiscal year, and of (z) the equity in undistributed (loss) earnings of its Subsidiaries plus the following: (i) Interest Expense, (ii) income tax expense, (iii) depreciation expense and (iv) amortization expense, as determined in accordance with GAAP and (v) to the extent not included within net income for such year, the amount of dividends or distributions made to the Company by its Subsidiaries during such fiscal year exclusive of any dividend or distribution that would constitute Net Available Cash under the covenant "Limitation on Sales of Assets and Subsidary Stock".

     "Excess Cash Flow" means, for any fiscal year, the dollar amount by which EBITDA for such fiscal year exceeds 1.5 times Fixed Charges for such fiscal year.

     "Fixed Charges" means, for any fiscal year, the sum of (i) Interest Expense, (ii) current maturities of Indebtedness and (iii) the amounts payable under the Company's Supplemental Executive Retirement Plans, for such fiscal year.

     "Fixed Charge Ratio" means, for any fiscal year, the ratio of (i) EBITDA for such fiscal year to (ii) Fixed Charges for such fiscal year.


     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, in statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in this Indenture shall be computed in conformity with GAAP.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep well, to purchase assets, goods, securities or services, to take or pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Incur" means issue, create, assume, Guarantee, incur or otherwise become, contingently or otherwise, liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Subsidiary at the time it becomes a Subsidiary; and the terms "Incurred" and "Incurrence" have meanings correlative to the foregoing. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

     "Indebtedness"   means,   with  respect  to  any  Person  on  any  date  of
determination (without duplication):

       (1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

       (2)    all Capital Lease Obligations of such Person;

       (3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

       (4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

       (5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, the liquidation preference with respect to, any preferred stock (but excluding, in each case, any accrued dividends);

       (6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;


       (7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien, except Permitted Liens, on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and


The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that the amount outstanding at any time of any Indebtedness Incurred with original issue discount shall be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in accordance with generally accepted accounting principles.

Provided, however, Indebtedness shall not mean:

       o obligations (including letters of credit or related indemnity obligations) arising out of (1) the insuring of risks and losses under insurance policies, bonds or other similar insurance contractual obligations issued by any Restricted Subsidiary; or
              (2) the cession or assumption of reinsurance concerning insurance policies, bonds or other similar contractual obligations;

       o obligations arising out of the sale or financing of nonadmitted assets (as defined by applicable insurance statutory accounting rules and regulations) by any Restricted Subsidiary or nonadmitted reductions to liabilities (as defined by applicable insurance statutory accounting rules and regulations) by any Restricted Subsidiary including, without limitation, salvage and subrogation rights;

       o obligations of any Restricted Subsidiary arising in the course of investment activities in connection with managing an investment portfolio, including without limitation the reacquisition of securities previously loaned or sold, in the ordinary course of the insurance business generally or the business of an insurance holding company generally;


       o obligations arising in connection with deferred compensation, life insurance or any employee benefit plans for directors, officers or employees of such Person; and

       o any Guarantees of the obligations of any Restricted Subsidiary required by a Regulator.




      "Insurance Regulations" shall mean all Requirements of Law under federal or state law and any regulations, orders and directives promulgated or issued pursuant to the foregoing in connection with the business of insurance (including Workers' Compensation Insurance), including but not limited to the underwriting, issuing of policies, solvency, claims, and performing administrative functions related thereto.


      "Interest Expense" means, for any fiscal year, the aggregate amount of interest and fees paid, accrued or scheduled to be paid or accrued in respect of Indebtedness of the Company as determined in accordance with GAAP.


      "Investment" means, with respect to any Person, any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extension of credit (including by way of Guarantee or similar arrangement), or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

      "Issue Date" means the date on which the Securities are originally issued.

      "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).


      "Net Available Cash" from a disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such disposition or received in any other noncash form) therefrom, in each case net of:

o all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such disposition;

o all payments made with respect to any Indebtedness which is secured by any assets subject to such disposition, in accordance with the terms of any Lien upon or other security agreement of any Lien with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such disposition, or by applicable law be repaid out of the proceeds from such disposition; and

o the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such disposition and retained by the Company or any Restricted Subsidiary after such disposition.


      "Permitted Investment" means an Investment by CII Financial or any Restricted Subsidiary in:

      o cash or cash equivalents, marketable securities, or real estate mortgage loans made by CII Financial in the ordinary course of business or Investments made in the course of investment activities by the Restricted Subsidiaries in connection with managing an investment portfolio; or as permitted under applicable Insurance Regulations;

      o   any Restricted Subsidiary;

      o extensions of credit in the nature of accounts receivable or notes receivable arising from the sale or lease of goods and services in the ordinary course of business;

      o in the case of a Restricted Subsidiary, another Person in the ordinary course of such Restricted
          Subsidiary's underwriting of insurance;

      o payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

      o   loans or advances to officers and employees existing as of the Issue
          Date;

      o   Investments in existence as of the Issue Date;

      o extensions of credit (1) by CII Financial to any of its Subsidiaries and (2) by any of CII Financial's
          Subsidiaries to another of its Subsidiaries;

      o stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to CII Financial or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

      o   the acquisition of the Securities;

      o Another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, CII Financial or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

      o Any Person who will become a Subsidiary of CII Financial or a Restricted as a result of such Investment as long as such Subsidiary shall be treated as a Restricted Subsidiary ; and

      o loans or advances to Sierra by CII Financial's Subsidiaries in an amount not to exceed $7.5 million to the extent Sierra , directly or indirectly, has funded (including by loan to CII Financial) CII Financial to allow it to retire its 7 1/2 % Debentures pursuant to a tender offer made concurrently with the issuance of the Securities; and


      o loans or advances to Sierra by CII Financial's Subsidiaries in an amount not to exceed $5.0 million to be advanced by Sierra, directly or indirectly, to CII Financial in order to allow CII Financial to pay its 7 1/2 % Debentures at their maturity.

       "Permitted Liens" means, with respect to any Person:

o            Liens (other than any Lien imposed by ERISA)  consisting of pledges or deposits by such Person required in the ordinary course of business or by Insurance Regulations or in connection with workers' compensation laws, unemployment insurance laws and other social security legislation;

o Liens imposed by law, including carriers', warehousemen's and mechanics' Liens in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or grants against such Person with respect to which such Person shall then be proceeding with an appeal or other proceeding for review;

o Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

o Liens in favor of issuers of surety or performance bonds or bankers' acceptance or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

o encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties that were not Incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

o leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

o judgment Liens not giving rise to a Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

o Liens for the purpose of securing the payment (or the refinancing of the payment) of all or a part of the purchase price of, or Capital Lease Obligations with respect to, assets or property acquired or constructed in the ordinary course of business provided that (x) the aggregate principal amount of Indebtedness secured by such Liens does not exceed the cost of the assets or property so acquired or constructed and (y) such Liens are created within 90 days of construction or acquisition of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

o Liens arising solely by virtue of any statutory or common law provision relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository institution; provided that (x) such deposit account is not a pledged cash collateral account and (y) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

o Liens arising from filings or other methods of protection of interests regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

o           Liens existing on the Issue Date;

o Liens on property or shares of Capital Stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

o Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

o Liens securing Indebtedness or other obligations of a Subsidiary owing to the Company or a Restricted Subsidiary;

o Liens securing Indebtedness or other obligations of the Company owing to a Subsidiary or a Restricted Subsidiary;

o Liens securing the Securities as contemplated by the covenant "Limitation on Liens";

o Liens securing Refinancing Indebtedness permitted under this Indenture incurred to Refinance Indebtedness that was previously so secured, provided that (a) such Liens are not more restrictive than the Liens in respect of the Indebtedness being refinanced and (b) any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the obligations to which such Liens relate; and

o Liens to secure Indebtedness so long as the amount of outstanding Indebtedness secured by such Liens does not exceed $3.0 million.

       For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

       "Purchase Agent" as the Company may designate, either the Trustee, a paying agent or the Company. If the Company acts as its own paying agent it must segregate and hold in trust all funds involved.


      "Refinancing  Indebtedness"  means  Indebtedness  that is  Incurred to  refund,
refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinance", "refinances", and "refinanced" shall have a correlative meaning) any Indebtedness Incurred in compliance with this Indenture (including Indebtedness of CII Financial that refinances Indebtedness of any Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

       (1) the Refinancing Indebtedness has a Stated Maturity later than the Stated Maturity of the Indebtedness being refinanced;

       (2) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding (plus accrued interest, fees and expenses, including the costs of refinancing and any premium and defeasance costs) of the Indebtedness being refinanced; and

       (3) if such Refinancing Indebtedness is used, directly or indirectly, to refinance any Subordinated Obligations, such Refinancing Indebtedness shall be subordinated to the Securities to at least the same extent as such Subordinated Obligations.

       "Regulator" means any Person charged with the administration, oversight or enforcement of Insurance Regulations, whether primarily, secondarily, or jointly.

       "Related Business" means any business of CII Financial and the Restricted Subsidiaries and any business related, ancillary or complementary thereto.


       "Restricted Payment" means (i) the declaration or payment of any dividends or any other distribution of assets, properties, cash, rights, obligations or securities on account of any shares of its Capital Stock, (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of CII Financial held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Person (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of CII Financial that is not Disqualified Stock), (iii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations (other than the purchase, repurchase or other acquisition of the 7 1/2% debentures purchased in anticipation of it becoming due within one year of the date of acquisition) or
(iv) an Investment other than a Permitted Investment.

       "Restricted Subsidiary" means (i) California Indemnity Insurance Company,
(ii) Commercial Casualty Insurance Company, (iii) CII Insurance Company, (iv) Sierra Insurance Company of Texas, (v) any Subsidiary that is subsequently purchased or formed that is a licensed insurance company in any state of the United States and (vi) any Subsidiary that holds, acquires or owns, directly or indirectly, any Capital Stock or Indebtedness of the Company or any Restricted Subsidiary.


       "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

       "Subordinated Obligation" means, with respect to CII Financial, any Indebtedness of CII Financial (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Securities pursuant to a written agreement to that effect including, without limitation, the 7 1/2% debentures.

Certain Covenants


     Limitation on Indebtedness.

(a) CII Financial shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness, except CII Financial and the Restricted Subsidiaries may Incur any or all of the following Indebtedness:

(1) Indebtedness of CII Financial or the Restricted Subsidiaries, not to exceed $5,000,000 in the aggregate at any time outstanding, (i) to pay interest on the Securities or (ii) to be used for working capital or other administrative expenses in the ordinary course of business, that is in either case, expressly not contractually senior to the Securities;

(2) Indebtedness, not to exceed $5,000,000 in the aggregate at any time outstanding, if such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Securities;

(3) Indebtedness to pay interest on the Securities if such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Securities;

(4) Indebtedness of CII Financial and the Restricted Subsidiaries outstanding as of the Issue Date;

(5)      any Refinancing Indebtedness; or

(6)      Indebtedness arising from Permitted Liens.

     Limitation on Restricted Payments.

(a) CII Financial shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, make a Restricted Payment.

(b) Notwithstanding the foregoing paragraph (a), (i) any Restricted Subsidiary may make a Restricted Payment to CII Financial or to any other Restricted Subsidiary and (ii) CII Financial may refinance any Subordinated Obligations (other than the 7 1/2% debentures) with other Indebtedness so long as such replacement Indebtedness has subordination provisions no less favorable to CII Financial than those of the Indebtedness so refinanced.

     Limitation on Transactions with Affiliates.

     (a) Neither CII Financial nor any of its Restricted Subsidiaries shall, directly or indirectly, in one transaction or a series of transactions, make any loan, advance, guarantee or capital contribution to, or for the benefit of, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, any Affiliate of CII Financial (an "Affiliate Transaction"), unless the terms of such Affiliate Transactions are fair and reasonable to CII Financial or such Subsidiary, as the case may be, and are at least as favorable as the terms which could be obtained by CII Financial or such Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. If such Affiliate Transaction involves an amount in excess of $5.0 million, a fairness opinion must be obtained from any nationally recognized investment banking, appraisal or accounting firm with respect to the financial terms of such Affiliate Transaction.

     (b) The provisions of the previous paragraph shall not prohibit or apply to
         (i) any Restricted Payment permitted to be paid pursuant to the covenant "Limitation on Restricted Payments" discussed above, (ii) the payment of reasonable fees to directors of CII Financial and its Restricted Subsidiaries who are not employees of CII Financial, its Restricted Subsidiaries or their respective Affiliates, (iii) agreements and arrangements in effect as of the Issue Date between Sierra and/or its Affiliates (other than CII Financial and CII
         Financial's Subsidiaries) on the one hand and CII Financial, its Affiliates and/or the Restricted Subsidiaries on the other hand and
         (iv) any Affiliate Transaction between CII Financial and one or more Restricted Subsidiaries or among two or more Restricted Subsidiaries.

     Limitation on Sales of Assets and Subsidiary Stock.

     (a) CII Financial shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, sell, assign, lease, convey, transfer or otherwise dispose of (whether in one or a series of transactions) any property (including accounts receivable and the Capital Stock of any Subsidiary) or enter into any agreement to do any of the foregoing, except:

     (1) a sale of substantially all the assets of CII Financial in accordance with the provisions of Article 8 of the Indenture;

     (2) sales by CII Financial or a Restricted Subsidiary in the ordinary course of business;

     (3) dispositions by (i) CII Financial to any Restricted Subsidiary, by a Restricted Subsidiary to CII Financial or (iii) by a Restricted Subsidiary to another Restricted Subsidiary;

     (4) dispositions that constitute a Restricted Payment permitted under the covenant "Limitation on Restricted Payments" discussed above;

     (5) dispositions in connection with Permitted Liens;

     (6) dispositions in connection with Permitted Investments;

     (7)  disposition  of assets with a fair market value of less than $500,000;
or

     (8) dispositions, not otherwise permitted hereunder, which are made for fair market value, as determined in good faith by the Board of Directors of CII Financial; provided, that, (i) at least 80% of the consideration thereof received by CII Financial is in the form of cash or cash equivalents, (ii) at the time of any disposition, no Event of Default shall exist or shall result from such disposition or from the application of the Net Available Cash therefrom in accordance with this paragraph; and (iii) an amount equal to 100% of the Net Available Cash from such disposition, provided an Event of Default shall not arise from such disposition, is applied by CII Financial:

(i) first, to make an offer to the holders of the Securities to purchase Securities pursuant to and subject to the conditions contained in this covenant; provided, however, that CII Financial shall permanently retire such Securities so purchased; and

(ii) second, to the extent of the balance of such Net Available Cash after application in accordance with clauses (i), to fund (to the extent consistent with any other applicable provision of this Indenture) any corporate purpose.

              Notwithstanding the foregoing provisions of this paragraph, CII Financial shall not be required to apply any Net Available Cash in accordance with this paragraph except to the extent that the aggregate Net Available Cash from all dispositions which are not applied in accordance with this paragraph exceeds $3.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent disposition); provided, that in the event of a sale by a Subsidiary, the amount of Net Available Cash for purposes of this covenant shall not exceed the amount CII Financial could receive in dividends or distributions from such Subsidiary immediately after such sale in compliance with applicable Insurance Regulations; provided, further, that in such event, the Company shall use its reasonable best efforts to seek the approval of a Regulator for the largest amount of dividend permitted by law up to the amount of the Net Available Cash; and provided, further; that after an Offer is made pursuant to this covenant, the amount of Net Available Cash shall be reset to zero for purposes of determining whether an offer is required with respect to the Net Available Cash from any subsequent disposition.

     For the purposes of this covenant, the following are deemed to be cash or cash equivalents: (x) the assumption of Indebtedness of CII Financial and the release of CII Financial from all liability on such Indebtedness in connection with such disposition and (y) securities received by CII Financial from the transferee that are promptly converted by CII Financial into cash.

     (b) In the event of a disposition that requires the purchase of the Securities pursuant to paragraph (8) above, CII Financial will be required to purchase Securities tendered pursuant to an offer by CII Financial for the Securities (the "Offer") at a purchase price of 100% of their principal amount (without premium) plus accrued but unpaid interest in accordance with the procedures (including prorating in the event of oversubscription) set forth in paragraph (c). If the aggregate purchase price of Securities tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase thereof, CII Financial will apply the remaining Net Available Cash in accordance with paragraph (8)(ii) above.

     (c) (1) Promptly, and in any event within 10 days after CII Financial becomes obligated to make an Offer, CII Financial shall be obligated to deliver to the Trustee and the Purchase Agent, if the Trustee is not the Purchase Agent, and send, by first-class mail to each Holder, a written notice stating that the Holder may elect to have his Securities purchased by CII Financial either in whole or in part (subject to prorating as hereinafter described in the event the Offer is oversubscribed) in integral multiples of $1,000 of principal amount, at the applicable purchase price. The notice shall specify a purchase date (the "Purchase Date") not less than 30 days nor more than 60 days after the date of such notice (the "Offer Period") and shall contain such information concerning the business of CII Financial and its Subsidiaries which CII Financial in good faith believes will enable such Holders to make an informed decision (which at a minimum will include (i) the most recently filed Annual Report on Form 10-K (including audited consolidated financial statements) of CII Financial, any Current Report on Form 8-K of CII Financial filed subsequent to such Annual Report, other than Current Reports describing dispositions otherwise described in the offering materials (or corresponding successor reports) and (ii) a description of material developments in CII Financial's business subsequent to the date of the latest of such Reports) and all instructions and materials necessary to tender Securities pursuant to the Offer, together with the information contained in clause (3).

         (2) Not later than the date upon which written notice of an Offer is delivered as provided above, CII Financial shall deliver to the Purchase Agent an Officers' Certificate as to (i) the amount of the Offer (the "Offer Amount"), (ii) the allocation of the Net Available Cash from the dispositions pursuant to which such Offer is being made and (iii) the compliance of such allocation with the provisions of this covenant. On such date, CII Financial shall also irrevocably deposit with the Purchase Agent in cash and cash equivalents, maturing on the last day prior to the Purchase Date or on the Purchase Date if funds are immediately available by open of business, an amount equal to the Offer Amount to be held for payment in accordance with the provisions of this Section. The Purchase Agent shall, on the Purchase Date, mail or deliver payment to each tendering Holder in the amount of the purchase price. In the event that the aggregate purchase price of the Securities delivered by CII Financial to the Purchase Agent is less than the Offer Amount, the Purchase Agent shall deliver the excess to CII Financial immediately after the expiration of the Offer Period for application in accordance with this Section. All Securities purchased by CII Financial shall be delivered to the Trustee for cancellation.

         (3) Holders electing to have a Security purchased shall be required to surrender the Security, with an appropriate form duly completed, to CII Financial at the address specified in the notice at least three Business Days prior to the Purchase Date. Holders shall be entitled to withdraw their election if the Purchase Agent and CII Financial receives not later than one Business Day prior to the Purchase Date, a telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security which was delivered for purchase by the Holder and a statement that such Holder is withdrawing his election to have such Security purchased. If at the expiration of the Offer Period the aggregate principal amount of Securities surrendered by Holders exceeds the Offer Amount, CII Financial shall select the Securities to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by CII Financial so that only Securities in denominations of $1,000, or integral multiples thereof, shall be purchased). Holders whose Securities are purchased only in part shall be issued new Securities equal in principal amount to the unpurchased portion of the Securities surrendered.

         (4) At the time CII Financial delivers Securities to the Purchase Agent which are to be accepted for purchase, CII Financial shall also deliver an Officers' Certificate stating that such Securities are to be accepted by CII Financial pursuant to and in accordance with the terms of this Section. A Security shall be deemed to have been accepted for purchase at the time the Purchase Agent, directly or through an agent, mails or delivers payment therefor to the surrendering Holder.

(d) CII Financial shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Securities pursuant to this Section. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section, CII Financial shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section by virtue thereof.

     Limitation on Liens.

     CII Financial shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the Securities shall be secured equally and ratably with the obligations so secured for so long as such obligations are so secured.

     Cash Sweep Repurchases.

     (a) In each fiscal year in which Securities are outstanding, CII Financial shall determine, within 10 Business Days after CII Financial files its Annual Report on Form 10-K for such fiscal year, if CII Financial has any Excess Cash Flow for such fiscal year. CII Financial shall apply, subject to paragraph (b) below, any Excess Cash Flow to make an offer to the holders of the Securities to purchase Securities pursuant to and subject to the conditions contained in this covenant. CII Financial will be required to purchase Securities tendered pursuant to an offer by CII Financial for the Securities under this covenant (the "Cash Sweep Offer") at a purchase price of 100% of their principal amount (without premium) plus accrued but unpaid interest in accordance with the procedures (including prorating in the event of oversubscription) set forth in paragraph (c).

     (b) Notwithstanding the provisions of the foregoing paragraph (a), CII Financial shall not be required to apply any Excess Cash Flow in accordance with this covenant until the aggregate Excess Cash Flow exceeds $3.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to Excess Cash Flow from any subsequent fiscal year); provided, that after a Cash Sweep Offer is made pursuant to this covenant, the amount of Excess Cash Flow shall be reset to zero for purposes of determining whether an offer is required with respect to the Excess Cash Flow in any subsequent fiscal year.

  (c) (1)  Promptly, and in any event within 10 days after CII Financial becomes obligated to make a Cash Sweep Offer, CII Financial shall be obligated to deliver to the Purchase Agent and the Trustee, if the Trustee is not the Purchase Agent, and send, by first-class mail to each Holder, a written notice stating that the Holder may elect to have his Securities purchased by CII Financial either in whole or in part (subject to prorating as hereinafter described in the event the Cash Sweep Offer is oversubscribed) in integral multiples of $1,000 of principal amount, at the applicable purchase price. The notice shall specify a purchase date (the "Cash Sweep Purchase Date") not less than 30 days nor more than 60 days after the date of such notice (the "Cash Sweep Offer Period") and shall contain such information concerning the business of CII Financial and its Subsidiaries which CII Financial in good faith believes will enable such Holders to make an informed decision (which at a minimum will include (i) the most recently filed Annual Report on Form 10-K (including audited consolidated financial statements) of CII Financial, any Current Report on Form 8-K of CII Financial filed subsequent to such Annual Report, other than Current Reports describing dispositions otherwise described in the offering materials (or corresponding successor reports) and
              (ii) a description of material developments in CII Financial's business subsequent to the date of the latest of such Reports) and all instructions and materials necessary to tender Securities pursuant to the Offer, together with the information contained in clause (3).

        (2) Not later than the date upon which written notice of a Cash Sweep Offer is delivered to as provided above, CII Financial shall deliver to the Purchase Agent an Officers' Certificate as to the amount of the Cash Sweep Offer (the "Cash Sweep Offer Amount"). On such date, CII Financial shall also irrevocably deposit with the Purchase Agent in cash and cash equivalents, maturing on the last day prior to the Purchase Date or on the Purchase Date if funds are immediately available by open of business, an amount equal to the Cash Sweep Offer Amount to be held for payment in accordance with the provisions of this Section. The Purchase Agent shall, on the Cash Sweep Purchase Date, mail or deliver payment to each tendering Holder in the amount of the purchase price. In the event that the aggregate purchase price of the Securities delivered by CII Financial to the Purchase Agent is less than the Cash Sweep Offer Amount, the Purchase Agent shall deliver the excess to CII Financial immediately after the expiration of the Cash Sweep Offer Period for application in accordance with this Section. All Securities purchased by CII Financial shall be delivered to the Trustee for cancellation.

        (3) Holders electing to have a Security purchased shall be required to surrender the Security, with an appropriate form duly completed, to CII Financial at the address specified in the notice at least three Business Days prior to the Purchase Date. Holders shall be entitled to withdraw their election if the Purchase Agent and CII Financial receives not later than one Business Day prior to the Cash Sweep Purchase Date, a telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security which was delivered for purchase by the Holder and a statement that such Holder is withdrawing his election to have such Security purchased. If at the expiration of the Cash Sweep Offer Period the aggregate principal amount of Securities surrendered by Holders exceeds the Cash Sweep Offer Amount, CII Financial shall select the Securities to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by CII Financial so that only Securities in denominations of $1,000, or integral multiples thereof, shall be purchased). Holders whose Securities are purchased only in part shall be issued new Securities equal in principal amount to the unpurchased portion of the Securities surrendered.

        (4) At the time CII Financial delivers Securities to the Purchase Agent which are to be accepted for purchase, CII Financial shall also deliver an Officers' Certificate stating that such Securities are to be accepted by CII Financial pursuant to and in accordance with the terms of this Section. A Security shall be deemed to have been accepted for purchase at the time the Purchase Agent, directly or through an agent, mails or delivers payment therefor to the surrendering Holder.

     (d) CII Financial shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Securities pursuant to this Section. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section, CII Financial shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section by virtue thereof.


     Events of Default, Notice and Waiver. The following are events of default under the indenture:

     o we fail to make a payment of interest on the new senior debentures when due, and this failure continues for 30 days;

     o we fail to make the payment of principal on the new senior debentures, when due;

     o we fail in the performance of any other covenant and this failure continues for 60 days after written notice, as provided in the indenture;


     o a demand by Sierra or the lenders under Sierra's credit facility that we perform on our guaranty of Sierra's credit facility;


     o we default in respect of our indebtedness for money borrowed which results in acceleration of the maturity of $5,000,000 or more of indebtedness, if such acceleration is not rescinded or indebtedness discharged within 10 days after written notice to us, as provided in the indenture; and

     o certain events in bankruptcy, insolvency or reorganization involving us.

     If any event of default shall happen and be continuing, the trustee or the holders of 25% in principal amount of the outstanding new senior debentures may declare the debentures due and payable. However, after a declaration of acceleration has been made with respect to the new senior debentures, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debentures may, under certain circumstances, rescind and annul such acceleration. An event of default under the new senior debentures may result in a cross default under Sierra's credit facility. In the event of a default under Sierra's credit facility, Sierra's lenders may, at their option, require us to perform on our guaranty of the credit facility. As a result of the guaranty subordination, our obligations under the credit facility guaranty will be subordinated to our obligations under the new senior debentures.

     The indenture will provide that the trustee will be under no obligation, subject to the duty of the trustee during default to act with the required standard of care, to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to certain conditions, the holders of a majority in principal amount of the outstanding debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     The holders of a majority in principal amount of the outstanding debentures may on behalf of the holders of all new senior debentures waive compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding debentures may on behalf of the holders of new senior debentures waive certain past defaults except a default in payment of the principal of, or premium, if any, or interest on any new debenture or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debenture affected thereby.

     We will be required to furnish the trustee annually a statement as to any default by it in the performance of certain covenants in the indenture.

     Concerning the Trustee. The trustee may act as a depository for funds of, make loans, which may constitute senior debt, to and perform other commercial banking services for us in the ordinary course of business. Neither the trustee nor any of its affiliates currently performs any commercial banking services for us.

Old Junior Subordinated Debentures

     The old junior subordinated debentures were issued under an indenture dated September 15, 1991. The indenture is a contract between us and Chase Manhattan Bank and Trust Company, National Association (as successor to Manufacturers Hanover Trust Company) as trustee.

     The following description is a summary of the material provisions of the indenture relating to the old junior subordinated debentures and does not describe the indenture in its entirety. This summary is subject to and qualified by reference to all of the provisions in the indenture, including definitions of certain terms used in the indenture. We urge you to read the indenture because it, and not the summary description below, defines your rights. Copies of the indenture will be available for inspection at the Corporate Trust Offices of the trustee in San Francisco, California.


     General. The old junior subordinated debentures are subordinated obligations of CII Financial and are not guaranteed by Sierra. The old junior subordinated debentures are subordinate to all our senior indebtedness, including the new senior debentures, our guaranty of Sierra's credit facility and the Sierra notes. We are required to repay the principal amount of the old junior subordinated debentures in full to you on September 15, 2001.


     The old junior subordinated debentures bear interest, at the rate per annum of 7 1/2%. We pay interest on the old junior subordinated debentures on March 15 and September 15 of each year, to the person in whose name the old junior subordinated debenture (or any predecessor debenture) is registered, subject to certain exceptions, at the close of business on March 1 or September 1, as the case may be, before each interest payment date. Principal of, and premium, if any, and interest on the old junior subordinated debentures are payable and the old junior subordinated debentures are convertible and exchangeable and transfers are registrable, at an office of the trustee or our office or agency maintained for such purpose in San Francisco, California, provided that, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the debenture register.

     Conversion Rights. You may, at your option, convert any portion of the principal amount of any old junior subordinated debenture that is an integral multiple of $1,000 into shares of Sierra common stock at any time prior to redemption, repurchase or maturity of the old junior subordinated debentures, at the conversion price of $39.398 per share. Your right to convert any old junior subordinated debentures called for redemption or to be repurchased will terminate at the close of business on the redemption date or the repurchase date, as the case may be, and will be lost if not exercised prior to that time.

     The conversion price is subject to adjustment in certain events, including:

o dividends, and other distributions, payable in Sierra common stock on shares of Sierra capital stock;

o the issuance to all stockholders of Sierra common stock of certain rights, options or warrants entitling them to subscribe for or purchase Sierra common stock at less than the then current market price per share;

o        subdivisions and combinations of Sierra common stock;

o the distribution to all holders of Sierra common stock of evidences of debt securities of Sierra or of CII Financial, shares of any class of capital stock, cash or assets, including securities, but excluding any rights, options or warrants referred to above, excluding any dividend or distribution paid exclusively in cash, and excluding any dividend or distribution in Sierra common stock;

o distributions to all holders of Sierra common stock of cash, excluding any cash that is distributed as part of a distribution referred to above, in an aggregate amount that together with the aggregate amount of certain other distributions, exceeds 10% of our market capitalization, being the product of the current market price per share of the Sierra common stock on the date fixed for shareholders entitled to receive such distribution and the number of shares of Sierra common stock outstanding on such date; and

o tender offers made by us or any of our subsidiaries for all or any portion of Sierra common stock involving an aggregate consideration having a fair market value on the last time, which we refer to as the expiration time, tenders may be made pursuant to such tender offer that, together with the aggregate amount of certain other distributions, exceeds 5% of Sierra market capitalization on the expiration time, being the product of the current market price per share of the Sierra common stock on the expiration time and the number of shares of Sierra common stock outstanding, including any tendered shares, on the expiration time.

     In addition to the foregoing adjustments, we are permitted to make such reductions in the conversion price as we consider to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not be required to make adjustments in the conversion price of less than 1% of such price, but any adjustment that would otherwise be required to be made will be taken into account in the computation of any subsequent adjustment.

     In the case of certain consolidations or mergers to which we are a party or the transfer of substantially all of our assets, each old junior subordinated debenture then outstanding would, without your consent, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger or transfer by a holder of the number of shares of Sierra common stock into which such old junior subordinated debenture was convertible immediately prior to such consolidation, merger or transfer, assuming such holder of Sierra common stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of the non-electing shares.

     Other than as set forth above, the conversion price is not subject to adjustment in the event of the sale of Sierra common stock at less than market value. If any such sale negatively affects the market price for Sierra common stock, the value of the old junior subordinated debentures may also be adversely affected.

     Fractional shares of Sierra common stock will not be issued upon conversion, and, in lieu thereof, we will pay cash to you based upon the market price of the Sierra common stock. At the close of business on a record date you will be entitled to receive the interest payable on the old junior subordinated debentures on the corresponding interest payment date notwithstanding the subsequent conversion thereof or our default in payment of the interest due on such interest payment date, subject to certain provisions applicable to defaulted interest. No payment or adjustment will be made upon conversion for interest accrued on the old junior subordinated debentures or for dividends on Sierra common stock issued on conversion. Therefore, old junior subordinated debentures surrendered for conversion during the period from the close of business on any record date to the opening of business on the corresponding interest payment date, except old junior subordinated debentures called for redemption, or to be repurchased, on such interest payment date or on a redemption date or a repurchase date within such period, must be accompanied by payment of an amount equal to the interest payable on the interest payment date. The holder of old junior subordinated debentures on a record date who converts old junior subordinated debentures on an interest payment date will receive the interest and need not include a payment for any such interest upon surrender of old junior subordinated debentures for conversion.

     Subordination of Debentures. The payment of principal, any premium and interest on the old junior subordinated debentures, including amounts payable on any redemption or repurchase, will be subordinated to the prior payment in full of all our senior debt. Senior debt is defined in the indenture as the principal of, and premium, if any, and interest on all our debt, whether outstanding on the date of the indenture or thereafter created, incurred, guaranteed or assumed, other than:

o        the old junior subordinated debentures; and

o any debt which provides, or in respect of which any instrument creating or evidencing such debt or pursuant to which the same is outstanding provides, that such debt is not superior in right of payment to the old junior subordinated debentures.

     Debt is defined in the indenture to mean:

o all debt which is (a) for money borrowed, (b) evidenced by a note, bond or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, but excluding any other trade accounts payable or accrued liabilities arising in the ordinary course of business or (c) purchase money indebtedness with respect to the purchase of any real or personal property or any interest therein;

o        obligations under certain leases;

o amendments, renewals, extensions, modifications and refundings of any debt or obligations referred to above; and

o any debt or obligations referred to above in respect of which we are liable, contingently or otherwise, to pay or advance money or property as a guarantor, endorser or otherwise.


     In August 2000, we became a guarantor of Sierra's revolving credit facility, which at April 12, 2001 had an outstanding balance of $128 million. The old junior subordinated debentures are subordinated to this guaranty of the credit facility debt. Our senior debt will also include the new senior debentures to be issued in the exchange offer and the Sierra notes. The terms of our old junior subordinated debentures do not limit our ability to incur additional senior debt.


     Upon any payment or distribution of assets to creditors as a result of a liquidation, dissolution, winding up, reorganization for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings involving us, the holders of all senior debt will first be entitled to receive payment in full before you will be entitled to receive any payment on the old junior subordinated debentures. No such payment in respect of the old junior subordinated debentures may be made if there shall have occurred and be continuing a default in any payment with respect to any senior debt, or an event of default in respect to any senior debt resulting in acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. If the old junior subordinated debentures are declared due and payable before their stated maturity, no payment may be made in respect of the old junior subordinated debentures unless and until all senior debt shall have been paid in full. For purposes of the subordination provisions, the payment, issuance or delivery of cash, property or securities, other than our stock and certain subordinated securities, upon conversion of an old junior subordinated debenture, will be deemed to constitute payment on account of the principal of such old junior subordinated debentures.

     By reason of such subordination, in the event of insolvency, our creditors who are holders of senior debt may recover more ratably than you will. The old junior subordinated debentures are subordinate to the new senior debentures.

     The indenture permits the trustee to become our creditor and to enforce its rights as a creditor, including rights as a holder of senior debt.

     Redemption. The old junior subordinated debentures are currently redeemable upon not less than 25 nor more than 60 days' notice by mail at any time, in whole or in part, at our election, are currently at a redemption price equal to 100.75% of the principal amount together with accrued interest to the redemption date, subject to the right of holders of record on regular record dates to receive interest due on an interest payment date.

     Repurchase at Option of Holders Upon Change in Control. If a change in control as defined below occurs, you will have the right, at your option, to require us to repurchase all of your old junior subordinated debentures not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the old junior subordinated debentures to be repurchased, together with accrued interest to the repurchase date. Such right may not be waived by our board of directors or by the board of directors of Sierra.

     At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in Sierra common stock valued at 95% of the average of the closing prices of Sierra common stock for the five trading days ending on the third trading day preceding the repurchase date. We may only pay the repurchase price in Sierra common stock if such Sierra common stock is listed on a national securities exchange or quoted on the NASDAQ National Market System at the time of payment. Sierra has no obligation to issue shares in this event.

     Within 30 days after the occurrence of a change in control, we are obligated to mail to you notice of such change in control and of the repurchase right arising as a result thereof. We must also deliver a copy of this notice to the trustee and cause a copy of such notice to be published in a newspaper of general circulation in Los Angeles, California and in the Borough of Manhattan, The City of New York. To exercise the repurchase right, you must deliver to the trustee the old junior subordinated debentures with respect to which the repurchase right is being exercised, duly endorsed for transfer to us. We are required to repurchase the old junior subordinated debentures on the date that is 45 days after the date of our notice, which we refer to as the repurchase date. At least two trading days prior to the repurchase date, we must publish a notice in the manner described above specifying whether we will pay the repurchase price in cash or in Sierra common stock.

     A change in control will be deemed to have occurred at the time after the old junior subordinated debentures are issued that any person, including any syndicate or group deemed to be a "Person" under Section 13(d)(3) of the Exchange Act, is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling such person to exercise 50% or more of the total voting power of all shares of our capital stock that are entitled to vote in elections of directors. For purposes of these provisions, whether a person is a "beneficial owner" will be determined in accordance with Rule l3d-3 promulgated by the SEC under the Exchange Act as in effect on the date of execution of the indenture.

     However,  a change in control will not be deemed to have occurred if either
(a) the closing price per share of Sierra common stock for any five trading days within a period of 10 consecutive trading days ending immediately before the change in control shall equal or exceed 105% of the conversion price in effect on each of those trading days, or (b) all of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the change in control consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market System and as a result of such transaction or transactions the old junior subordinated debentures become convertible solely into such common stock.

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with this rule to the extent it applies at that time.

     Merger and Consolidation. The indenture provides that we may consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any person, provided that in any such case:

     o the successor corporation assumes by a supplemental indenture our and Sierra's obligations under the indenture,

     o immediately after giving effect to such transaction, no default will have occurred and be continuing, and

     o we deliver to the trustee an officer's certificate and an opinion of counsel stating that the terms of the indenture with respect to such event have been complied with.

     Upon compliance with these provisions by a successor corporation, we, except in the case of a lease, would be relieved of our obligations under the indenture and the old junior subordinated debentures.

     Modification of the Indenture. Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in principal amount of the outstanding debentures. However, none of the following modifications or amendments may be made without your consent:

     o change the stated maturity date of the principal of, or any installment of interest on, the old junior subordinated debentures;

     o reduce the principal amount of, any interest on, or premium payable on redemption of, any old junior subordinated debenture;

     o change the place or currency of payment on the old junior subordinated debentures;

     o impair your right to institute suit for the enforcement of any payment on the old junior subordinated debentures when due;

     o adversely affect your right to convert the old junior subordinated debentures into Sierra common stock;

     o modify the provisions of the indenture with respect to the subordination of the old junior subordinated debentures in a manner adverse to you; or

     o reduce the percentage in principal amount of old junior subordinated debentures the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

     Events of Default, Notice and Waiver. The following are events of default under the indenture:

     o we fail to make a payment of interest on the old junior subordinated debentures due, and this failure continues for 30 days;

     o we fail to make the payment of principal or premium, if any, on the old junior subordinated debentures, when due;

     o we fail in the performance of any other covenant and this failure continues for 60 days after written notice, as provided in the indenture;

     o we default in respect of our indebtedness for money borrowed which results in acceleration of the maturity of $1,000,000 or more of indebtedness, if such acceleration is not rescinded or indebtedness discharged within 10 days after written notice to us, as provided in the indenture; and

     o certain events in bankruptcy, insolvency or reorganization involving us.

     If any event of default shall happen and be continuing, the trustee or the holders of 25% in principal amount of the outstanding debentures may declare the old junior subordinated debentures due and payable. However, after a declaration of acceleration has been made with respect to the old junior subordinated debentures, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debentures may, under certain circumstances, rescind and annul such acceleration.

     The indenture will provide that the trustee will be under no obligation, subject to the duty of the trustee during default to act with the required standard of care, to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to certain conditions, the holders of a majority in principal amount of the outstanding debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     The holders of a majority in principal amount of the outstanding debentures may on behalf of the holders of all old junior subordinated debentures waive compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding debentures may on behalf of the holders of old junior subordinated debentures waive certain past defaults except a default in payment of the principal of, or premium, if any, or interest on any old junior subordinated debenture or in respect of a provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debenture affected thereby.

     We will be required to furnish the trustee annually a statement as to any default by it in the performance of certain covenants in the indenture.

     Concerning the Trustee. The trustee may act as a depository for funds of, make loans, which may constitute senior debt, to and perform other commercial banking services for us or for us in the ordinary course of business. The trustee is one of the lenders under Sierra's credit facility.

                BOOK-ENTRY SYSTEM -- THE DEPOSITORY TRUST COMPANY

     The new senior debentures will be evidenced by a global security initially deposited with The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as DTC's nominee. Except as set forth below, the global security may be transferred only to another nominee of DTC or to a successor of DTC or its nominee.

     Holders of the new senior debentures may hold their interests in the global security directly through DTC or indirectly through organizations which are participants in DTC, called "participants". Transfers between participants will be affected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, holders may be unable to transfer beneficial interests in the global security to those persons.

     Holders that are not participants may beneficially own interests in the global security held by DTC only through participants or indirect participants, including banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant. So long as Cede & Co., as the nominee of DTC, is the registered owner of the global security, Cede & Co. will be considered the sole holder of the global security for all purposes. Except as provided below, owners of beneficial interests in the global security will not:

o        be entitled to have certificates registered in their names;

o be entitled to receive physical delivery of certificates in definitive form; and

o        be considered registered holders.

     We will make payments of interest on and principal of and the redemption or repurchase price of the global security to Cede & Co., the nominee for DTC, as the registered holder of the global security. We will make these payments by wire transfer of immediately available funds. Neither we, the trustee nor any paying agent will have any responsibility or liability for:

o records or payments on beneficial ownership interests in the global security; or

o maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     We have been  informed  that  DTC's  practice  is to  credit  participants'
accounts  on  the  payment  date.   These  payments  will  be  made  in  amounts
proportionate to participants' beneficial interests in the new senior debentures. Payments by participants to owners of beneficial interests in the new senior debentures represented by the global security held through participants will be the responsibility of those participants.

     We will send any redemption notices to Cede & Co. We understand that if less than all of the new senior debentures are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed. We also understand that neither DTC nor Cede & Co. will consent or vote with respect to the new senior debentures. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those participants to whose accounts the exchange notes are credited on the record date identified in a listing attached to the omnibus proxy.

     A person having a beneficial interest in new senior debentures represented by the global security may be unable to pledge that interest to persons or entities that do not participate in the DTC system, or to take other actions in respect of that interest, because that interest is not represented by a physical certificate.

     DTC has advised us that it is:

o a limited purpose trust company organized under the laws of the State of New York;

o        a member of the Federal Reserve System;

o        a "clearing corporation" within the meaning of the Uniform Commercial
         Code, and

o        a "clearing agency" registered pursuant to the provisions of
         Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. Some of the participants, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC is under no obligation to perform or continue to perform the above procedures. DTC may discontinue these at any time. If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by us within 90 days, we will cause new senior debentures to be issued in definitive form in exchange for the global security.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material United States federal income tax consequences to us and to United States holders of the exchange offer and of the acquisition, ownership and disposition of the new senior debentures. A United States holder is (1) an individual citizen or resident of the United States or (2) a corporation created or organized in or under the laws of the United States or any political subdivision thereof.

     This discussion does not purport to describe all of the tax considerations that may be relevant to a holder of old junior subordinated debentures. The following summary deals only with old junior subordinated debentures that are, and new senior debentures that will be, held as capital assets by United States holders, and does not deal with persons that are subject to special tax rules, such as:

o        dealers or traders in securities or currencies;

o financial institutions or other United States holders that treat income in respect of the old junior subordinated debentures or new senior debentures as financial services income;

o        insurance companies;

o        tax-exempt entities;

o persons holding old junior subordinated debentures or new senior debentures as a part of a straddle, conversion transaction or other arrangement involving more than one position;

o persons that have a principal place of business or "tax home" outside the United States; or

o        persons whose "functional currency" is not the U.S. dollar.

     The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date of this prospectus; any of these authorities may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below. The statements of law and legal conclusions set out below regarding material tax consequences to us and United States holders of the exchange offer are the opinion of Morgan, Lewis & Bockius LLP, our special United States tax counsel. However, opinions of tax counsel are not binding on United States tax authorities or courts.

     Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States federal, state, local and other tax consequences of the exchange offer and of the acquisition, ownership and disposition of new senior debentures. The statements of United States tax law set out below are based on the laws and interpretations in force as of the date of this prospectus, and are subject to any changes occurring after that date.

Tax Consequences to Us

     A corporation will recognize cancellation of indebtedness income upon the satisfaction of its indebtedness for an amount that is less than the amount of the indebtedness. If the exchange offer is consummated, then we will realize ordinary income from (1) the payment of cash in satisfaction of the old junior subordinated debentures to the extent that the adjusted issue price, which is the stated principal amount, of the old junior subordinated debentures extinguished exceeds the amount of cash paid and (2) the exchange of new senior debentures for old junior subordinated debentures to the extent that the adjusted issue price of the old junior subordinated debentures exceeds the issue price of the new senior debentures exchanged therefor. As discussed more fully below, the issue price of a new senior debenture probably will equal the stated principal amount of the new senior debenture, in which case no cancellation of indebtedness income will arise from the exchange of new senior debenture for the old junior subordinated debenture. No assurance can be given in this respect, however, and it is possible that the issue price will equal the fair market value of the new senior debenture or of the old junior subordinated debenture exchanged therefor, in which case we would probably recognize cancellation of indebtedness income with respect to the exchange of new senior debentures for old junior subordinated debentures (See paragraph 3. under --Tax Consequences to United States Holders of the Exchange Offer--Exchange of New Senior Debentures for Old Junior Subordinated Debentures--The Exchange).

Tax Consequences to United States Holders of the Exchange Offer

     Your tax consequences will depend on the option that you select. The discussion under each of the headings below describes the tax consequences applicable to each option under the exchange offer: receiving cash in satisfaction of your old junior subordinated debentures, exchanging your old junior subordinated debentures for new senior debentures or continuing to hold your old junior subordinated debentures.

Receipt of Cash for Old Junior Subordinated Debentures

     A United States holder that receives cash under the exchange offer will recognize gain or loss in an amount equal to the difference between (1) the amount of cash received and (2) the adjusted tax basis of the old junior subordinated debentures in the hands of the United States holder. Except as discussed below, the gain or loss recognized by a United States holder will be treated as capital gain or loss and will be long-term capital gain or loss if the old junior subordinated debentures have been held for more than one year. Gain recognized by a United States holder will be treated as ordinary income, to the extent of any market discount on the old junior subordinated debentures that has accrued during the period that the United States holder held the old junior subordinated debentures and that has not previously been included in income by the United States holder. A United States holder also will recognize ordinary income in an amount equal to the cash payments received as payment of the interest that has accrued on the old junior subordinated debentures.

Exchange of New Senior Debentures for Old Junior Subordinated Debentures

The Exchange

     The  exchange  of  new  senior  debentures  for  old  junior   subordinated
debentures pursuant to the exchange offer should be treated as a taxable exchange. The remainder of this discussion assumes that the exchange will be treated as a taxable exchange. You are encouraged to consult your own tax advisor as to whether an exchange of new senior debentures for old junior subordinated debentures will be treated as a recapitalization.

     The exchange should have the following United States federal income tax consequences:

     1. Subject to the wash sales rules discussed in paragraph 4, an exchanging United States holder of old junior subordinated debentures should recognize gain or loss in an amount equal to the difference between (1) the issue price of the new senior debentures received and (2) the adjusted tax basis of the old junior subordinated debentures in the hands of the United States holder. A United States holder also will recognize ordinary income in an amount equal to the cash payments received in satisfaction of interest that has accrued on the old junior subordinated debentures.

     2. The issue price of the new senior debentures will depend upon whether the new senior debentures or the old junior subordinated debentures are "traded on an established market" at any time within the 60-day period ending 30 days after the issue date of the new senior debentures. For this purpose, a debt instrument is considered to be traded on an established market, if (1) the debt instrument is listed on a national securities exchange, an interdealer quotation system sponsored by a national securities association or a designated foreign exchange or board of trade, (2) the debt instrument is traded either on a board of trade designated as a contract market by the Commodities Futures Trading Commission, or CFTC, or on an interbank market, (3) the debt instrument appears on a "quotation medium,""which is a system of general circulation that provides a reasonable basis to determine fair market value by disseminating either recent price quotations of one or more identified brokers, dealers or traders or actual prices of recent sales transactions, or (4) price quotations for the debt instrument otherwise are readily available from dealers, brokers or traders. We do not believe that the old junior subordinated debentures have been traded on an established securities market. Because we will not list the new senior debentures on the New York Stock Exchange until after 30 days following the issue date of the new senior debentures, the new senior debentures should not be treated as traded on an established securities market within 30 days after their issue date, except in the unlikely event that the new senior debentures are traded on a contract market designated by the CFTC or interbank market or appear on a quotation medium, or price quotations for the debentures are otherwise readily available, within this 30-day period.

     3. If neither the new senior debentures nor the old junior subordinated debentures are traded on an established market, then the issue price of the new senior debentures will be equal to their stated principal amount ($1000 per new senior debenture). If the new senior debentures are traded on an established market, then the issue price of the new senior debentures will be their fair market value on the issue date. If the old junior subordinated debentures are, and the new senior debentures are not, traded on an established market, then the issue price of the new senior debentures will be the fair market value on the issue date of the old junior subordinated debentures surrendered in exchange therefor.

     4. Loss, if any, realized by the exchanging United States holder will be recognized only to the extent permitted under the wash sale rules of
         Section 1091 of the Internal Revenue Code. Although the matter is not free from doubt, it is likely that the new senior debentures will not be treated as substantially identical to the old junior subordinated debentures for purposes of the wash sales rules, in which case the wash sales rules will not apply. You are advised to consult your own tax advisor as to the potential application of the wash sale rules.

     5. Except as discussed below, gain or loss recognized by an exchanging United States holder of old junior subordinated debentures will be treated as capital gain or loss. Gain recognized by an exchanging United States holder will be treated as ordinary income to the extent of any market discount on the old junior subordinated debentures that has accrued during the period that the exchanging United States holder held the old junior subordinated debentures and that has not previously been included in income by the United States holder. An old junior subordinated debenture generally will be considered to have been acquired with market discount if the issue price of the old junior subordinated debenture at the time of acquisition exceeded the initial tax basis of the old junior subordinated debenture in the hands of the United States holder by more than a specified de minimis amount. Market discount accrues on ratable basis, unless the United States holder elects to accrue the market discount using a constant-yield method.

     6. The tax basis of the new senior debentures received in the hands of the United States holder will be equal to their issue price. The holding period of the new senior debentures will not include the holding period of the old junior subordinated debentures surrendered in the exchange.

Tax Treatment of the New Senior Debentures

Stated Interest

     Interest on a new senior debenture, other than interest that is not "qualified stated interest," will be taxable to a United States holder as ordinary interest income at the time that the interest is received or is accrued, in accordance with the United States holder's method of accounting for federal income tax purposes. In general, qualified stated interest is stated interest that is unconditionally payable at least annually at a single fixed rate during the entire term of a debt obligation.

Original Issue Discount

     General. Whether the new senior debentures are issued with original issue discount (OID) will depend upon whether the issue price of the new senior debentures is calculated with respect to their issue price or their fair market value. If, as discussed above, the issue price of the new senior debentures is equal to their principal amount, then the new senior debentures would not be treated as issued with OID and the rest of the discussion under this heading "--Original Issue Discount" would not be applicable to the new senior debentures. If, on the other hand, the issue price of the new senior debentures is based on the fair market value of the new senior debentures or the old junior subordinated debentures, then the new senior debentures probably would be treated as issued with OID. The amount of OID on a new senior debenture will be equal to the excess of (1) the stated redemption price at maturity of the new senior debenture over (2) the issue price of the new senior debenture, determined in the manner described above. The stated redemption price at maturity of a new senior debenture is the sum of all payments on the new senior debenture other than payments of qualified stated interest.

     Subject to the discussion below under "-Acquisition Premium," a United States holder of a new senior debenture issued with OID must include OID in income, as ordinary interest income, as it accrues, on a constant-yield basis, before the receipt of cash attributable to this income, and will be required to include in income increasingly greater amounts of OID over the life of the new senior debenture. The amount of OID includible in income by a United States holder is the sum of the daily portions of OID with respect to the new senior debenture for each day during the taxable year or portion of the taxable year on which the United States holder holds the new senior debenture, known as accrued OID. The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a new senior debenture may be of any length selected by the United States holder and may vary in length over the term of the new senior debenture, so long as (1) no accrual period is longer than one year and (2) each scheduled payment of interest or principal on the new senior debenture occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period is equal to the excess of (1) the product of the adjusted issue price of the new senior debenture at the beginning of the accrual period and the yield to maturity of the new senior debenture, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over (2) the sum of the payments of qualified stated interest on the new senior debenture that are allocable to the accrual period. The "adjusted issue price" of a new senior debenture at the beginning of any accrual period is the issue price of the new senior debenture, increased by the amount of accrued OID for all prior accrual periods and decreased by the amount of any payments previously made on the new senior debenture other than payments of qualified stated interest. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method, if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between the amount payable at the maturity of the new senior debenture and the new senior debenture's adjusted issue price as of the beginning of the final accrual period.

     In general, the effect of the OID provisions described above is that United States holders will realize interest income on the new senior debentures on a constant-yield basis over the term of the new senior debentures; United States holders generally will not realize additional income on the receipt of payments, other than payments of qualified stated interest, on the new senior debentures, even if those payments are denominated as interest.

     Acquisition Premium. A United States holder that acquires a new senior debenture for an amount less than or equal to the sum of all amounts payable on the new senior debenture after the acquisition date, other than payments of qualified stated interest, but in excess of its adjusted issue price (this excess being "acquisition premium") and that does not make the election described below under "Election To Treat All Interest As Original Issue Discount," is permitted to reduce the daily portions of OID includible in its income. The amount of this reduction is calculated by multiplying the daily portion of OID by a fraction, the numerator of which is the excess of the United States holder's adjusted tax basis in the new senior debenture immediately after its acquisition over the adjusted issue price of the new senior debenture, and the denominator of which is the excess of the sum of all amounts payable on the new senior debenture after the acquisition date, other than payments of qualified stated interest, over the adjusted issue price of the new senior debenture.

     Election To Treat All Interest as Original Issue Discount. A United States holder may elect to include in gross income all interest that accrues on a new senior debenture using the constant-yield method described above under the heading "Original Issue Discount -General," with the modifications described below. For purposes of this election, interest includes stated interest, OID, market discount and de minimis market discount, as adjusted by any acquisition premium.

     In applying the constant-yield method to a new senior debenture with respect to which this election has been made, the issue price of the new senior debenture will equal the electing United States holder's adjusted basis in the new senior debenture immediately after its acquisition, the issue date of the new senior debenture will be the date of its acquisition by the electing United States holder and no payments on the new senior debenture will be treated as payments of qualified stated interest. This election generally will apply only to the new senior debenture with respect to which it is made and may not be revoked without the consent of the IRS. If the election to apply the constant-yield method to all interest on a new senior debenture is made with respect to a market discount debenture, then the electing United States holder will be treated as having made the election discussed below under "Market Discount" to include market discount in income currently over the life of all debt instruments held or thereafter acquired by the United States holder.

Market Discount

     A new senior debenture will be considered to be a market discount debenture if the adjusted issue price of the new senior debenture at the time of acquisition exceeds the initial tax basis of the new senior debenture in the hands of the United States holder by more than a specified de minimis amount. If this excess is not sufficient to cause the new senior debenture to be a market discount debenture, this excess constitutes "de minimis market discount."

     Any gain recognized on the receipt of payments on or disposition of a market discount debenture will be treated as ordinary income to the extent that this gain does not exceed the accrued market discount on the new senior debenture. Alternatively, a United States holder of a market discount debenture may elect to include market discount in income currently over the life of the new senior debenture. This election shall apply to all debt instruments with market discount acquired by the electing United States holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS. A United States holder that makes the election described under "Original Issue Discount-Election To Treat All Interest as Original Issue Discount" will be deemed to have elected to include market discount in income currently.

     Market discount on a market discount debenture will accrue on a ratable basis unless the United States holder elects to accrue this market discount using a constant-yield method. This election shall apply only to the new senior debenture with respect to which it is made and may not be revoked without the consent of the IRS. A United States holder of a market discount debenture that does not elect, and is not deemed to have elected, to include market discount in income currently generally will be required to defer deductions for net direct interest expense with respect to the new senior debenture (defined for each taxable year as the excess of interest expense allocable to the new senior debenture over interest, including OID, includible in income in respect of the new senior debenture) in an amount not exceeding the accrued market discount on the new senior debenture until the maturity or disposition of the new senior debenture.

Purchase, Sale and Retirement of New Senior  Debentures

     A United States holder's initial tax basis in a new senior debenture, determined in the manner described above under "Exchange of New Senior Debentures for Old Junior Subordinated Debentures-The Exchange," will be increased by the amount of any OID or market discount included in the United States holder's income with respect to the new senior debenture and reduced by the amount of any payments on the new senior debenture other than payments of qualified stated interest. A United States holder generally will recognize gain or loss on the sale or retirement of a new senior debenture in an amount equal to the difference between the amount realized on the sale or retirement, other than amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income, and the tax basis of the new senior debenture. Except to the extent described above under "-Market Discount," gain or loss recognized on the sale or retirement of a new senior debenture will be capital gain or loss and will be long-term capital gain or loss if the new senior debenture has been held for more than one year.

Nonparticipation in the Exchange Offer

     A United States holder that does not participate in the exchange offer and instead retains its old junior subordinated debentures will not recognize any gain or loss as a result of the consummation of the exchange offer.

                                  LEGAL MATTERS

     The validity of our new senior debentures offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York.

                                     EXPERTS

     The financial statements and related financial statement schedule of CII Financial, Inc. and subsidiaries as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     ANNEX I


GLOSSARY OF SELECTED INSURANCE TERMS

The following terms when used in this Prospectus have the following meanings:


Assume...........................   To receive from a ceding company, all or a
                                    portion of a risk in consideration of a
                                    premium.
Cede.............................   To transfer to a reinsurer, all or a portion
                                    of a risk in consideration of a premium.
Combined ratio...................   The sum of the loss ratio, the underwriting
                                    expense ratio and the  policyholders'
                                    dividend ratio, expressed as a percentage.
                                    A combined ratio less than 100% indicates an
                                    underwriting profit.
Direct written premiums..........   Premiums written by an insurer before the
                                    assumption and cession of reinsurance.
Loss ratio.......................   The ratio  arrived at by dividing the amount
                                    of losses and loss  adjustment  expenses by
                                    net earned premiums.
Losses...........................   For workers'  compensation  insurance,
                                    payments and reserves needed to provide
                                    indemnity,  medical and rehabilitation costs
                                    to injured workers.
Loss adjustment expenses.........   The expenses of settling claims, including
                                    legal, other fees and general expenses.
Net earned premiums..............   The portion of premiums  applicable  to the
                                    expired  period of policies  after the
                                    assumption  and cession of reinsurance.
Net written premiums.............   Premiums retained by an insurer after the
                                    assumption and cession of reinsurance.
Participating policy.............   An insurance policy where the  policyholders
                                    may receive a "dividend" which is a partial
                                    return of premium,  after the policy  period
                                    if, among other   factors,   the  insured
                                    has  had  a favorable  claims history during
                                    the period; that is, the policyholder
                                    "participates" in the  savings   resulting
                                    from  a  favorable claims history,
                                    among other factors.
Policy acquisition costs.........   Agents'   and
                                    brokers' commissions,  premium taxes, boards
                                    and bureau fees, marketing, underwriting and
                                    other  direct   expenses   associated   with
                                    acquiring and retaining business.
Policyholders' dividend ratio....   The ratio  arrived at by dividing  the
                                    amount of  policyholders'  dividends
                                    incurred by net earned premiums.
Policyholders' surplus...........   The sum  remaining  after all  liabilities
                                    are  subtracted  from all  assets,  applying
                                    statutory accounting  principles.  This sum
                                    is regarded as financial protection to
                                    policyholders in the event an insurance
                                    company suffers unexpected or catastrophic
                                    losses.
Quota share reinsurance..........   A  form of reinsurance  in which the
                                    reinsurer  assumes an  agreed   percentage
                                    of  certain  risks insured  by  the  ceding
                                    insurer  up  to  a specified  amount,  and
                                    shares  premiums and losses proportionately.
Reinsurance......................   An agreement  whereby an original insurer
                                    remits a portion of the premium to a
                                    reinsurer as payment for  the  reinsurers
                                    assumption  of a  portion  of  the  risk.
                                    Reinsurance  can  be  effected  by
                                    "treaties,"  where a  reinsurance  treaty
                                    automatically  covers  all risks of a
                                    defined  category, amount and type, or by
                                    "facultative  reinsurance."  Facultative
                                    reinsurance is negotiated  between
                                    an original insurer and the reinsurer on an
                                    individual, contract-by-contract basis.
Reserves or loss reserves........   A balance  sheet  liability  for unpaid
                                    losses  representing  estimates  of amounts
                                    needed to pay reported and unreported claims
                                    and related loss adjustment expenses.
Statutory accounting.............   Recording  transactions  and  preparing
                                    financial  statements  in  accordance  with
                                    the  rules and procedures adopted by
                                    regulatory  authorities,  generally
                                    reflecting a liquidating,  rather than a
                                    going concern, concept of accounting.
Treaty...........................   See Reinsurance.
Unassigned funds.................   The  cumulative  amount of retained  net
                                    profits  from  insurance  operations,  or
                                    earned  surplus including investment income,
                                    as determined under statutory accounting
                                    principles.
Underwriting.....................   The  process  whereby  an  insurer  reviews
                                    applications  submitted  for  insurance
                                    coverage  and determines  whether  it will
                                    accept  all or  part,  and at what  premium,
                                    of the  coverage  being requested.
Underwriting expenses............   The  aggregate of policy  acquisition  costs
                                    and the portion of  administrative,  general
                                    and other expenses attributable to insurance
                                    operations.
Underwriting expense ratio.......   For generally accepted accounting principles
                                    ("GAAP"),  the ratio arrived at by dividing
                                    the amount of GAAP  underwriting  expenses
                                    by net earned premiums.  For statutory
                                    accounting basis, the ratio arrived at by
                                    dividing the amount of statutory
                                    underwriting expenses by net written
                                    premiums.
Underwriting profit (loss).......   The amount of net income (loss) from
                                    insurance operations, exclusive of net
                                    investment or other income.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CII Financial, Inc. and Subsidiaries                                                                      Page

Management Report on Consolidated Financial Statements                                                    F-2
Report of Independent Auditors                                                                            F-3
Consolidated Financial Statements for the Years Ended December 31, 2000, 1999 and 1998:
   Consolidated Balance Sheets                                                                            F-4
   Consolidated Statements of Operations                                                                  F-5
   Consolidated Statements of Stockholder's Equity                                                        F-6
   Consolidated Statements of Cash Flows                                                                  F-7
   Notes to Consolidated Financial Statements                                                             F-8
   Supplemental Financial Statement Schedule                                                              F-25

MANAGEMENT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

The  management  of CII  Financial,  Inc. is  responsible  for the integrity and objectivity of the accompanying consolidated financial statements. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis and are not misstated due to fraud or material error. The statements include some amounts that are based upon the Company's best estimates and judgment.

The accounting systems and controls of the Company are designed to provide reasonable assurance that transactions are executed in accordance with management's authorization, that the financial records are reliable for preparing financial statements and maintaining accountability for assets, and that assets are safeguarded against losses from unauthorized use or disposition. Management believes that for the year ended December 31, 2000, such systems and controls were adequate to meet the objectives discussed herein.

The accompanying consolidated financial statements have been audited by independent certified public accountants, whose audits thereof were made in accordance with auditing standards generally accepted in the United States of America and included a review of internal accounting controls to the extent necessary to design audit procedures aimed at gathering sufficient evidence to provide a reasonable basis for their opinion on the fairness of presentation of the consolidated financial statements taken as a whole.



Kathleen M. Marlon,
Chairman and
    Chief Executive Officer


John F. Okita
Chief Financial Officer

Report of Independent Auditors




To the Board of Directors and Stockholder of CII Financial, Inc.
Las Vegas, Nevada


                  We have audited the accompanying consolidated balance sheets of CII Financial, Inc. and Subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CII Financial, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                  Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule listed in the index to the consolidated financial statements is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Las Vegas, Nevada
February 13, 2001

(except for Note 7, as to which the date is April 16, 2001)

                      CII FINANCIAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                      (In thousands except for share data)

                                                                                 December 31,
                                                                          2000                1999
                                                                          ----                ----

ASSETS
Invested assets:
    Debt securities, available-for-sale, at fair value                  $177,671            $165,296
    Debt securities, held-to-maturity, at amortized cost                  21,258              25,023
    Preferred stock, at fair value                                         5,130               3,486
    Mortgage loans on non-affiliated real estate                          12,362               4,371
                                                                      ----------         -----------
Total invested assets                                                    216,421             198,176
                                                                       ---------           ---------

Cash and cash equivalents                                                 28,666              16,833
Reinsurance recoverable                                                  247,205             131,862
Premiums receivable (net of allowances of $1,449 and $1,134)              11,785               9,391
Investment income receivable                                               2,712               2,786
Deferred policy acquisition costs                                          2,015               2,378
Mortgage loans on affiliated real estate                                   1,257               5,004
Real estate limited partnership                                              807               6,559
Federal income taxes receivable                                            1,945               4,896
Deferred income taxes                                                     16,251              17,344
Property and equipment, net                                                4,126               8,354
Other assets                                                                 412                 755
                                                                    ------------        ------------
           TOTAL ASSETS                                                 $533,602            $404,338
                                                                        ========            ========

LIABILITIES
Reserve for loss and loss adjustment expenses                           $374,554            $244,394
Unearned premiums                                                         13,493              13,300
Ceded reinsurance premiums payable                                        11,073               9,321
Convertible subordinated debentures                                       47,059              50,498
Accounts payable and other accrued expenses                               19,708              15,265
Payable to affiliates                                                      1,708               2,768
Income tax payable                                                         1,413
Deferred tax liability                                                     1,242               2,739
                                                                      ----------          ----------
            TOTAL LIABILITIES                                            470,250             338,285
                                                                        --------            --------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
Common stock, no par value, 1,000 shares
    authorized; 100 shares issued and outstanding                          3,604               3,604
Additional paid-in capital                                                64,450              64,450
Accumulated other comprehensive loss:
      Unrealized holding loss on available-for-sale investments           (4,535)            (12,200)
(Accumulated deficit) retained earnings                                     (167)             10,199
                                                                     -----------          ----------
            TOTAL STOCKHOLDER'S EQUITY                                    63,352              66,053
                                                                      ----------          ----------

            TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                  $533,602            $404,338
                                                                        ========            ========


        See the accompanying notes to consolidated financial statements.

                      CII FINANCIAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                            Year Ended December 31,
                                                       2000            1999           1998
                                                       ----            ----           ----

REVENUES
  Direct written premiums, gross                     $203,268        $148,824        $153,914
  Changes in direct unearned premiums                    (193)         (2,142)            127
                                                     --------      ----------     -----------

  Direct earned premiums, gross                       203,075         146,682         154,041
  Less:  premiums ceded                                77,520          63,727          19,767
                                                    ---------       ---------       ---------

  Net earned premiums                                 125,555          82,955         134,274
  Net investment income                                15,074          15,776          18,241
  Net realized investment (losses) gains                 (620)           (381)          1,988
                                                   ----------      ----------      ----------

      Total revenues                                  140,009          98,350         154,503
                                                      -------        --------        --------

COSTS AND EXPENSES
  Loss and loss adjustment expenses                   274,280         157,424         115,759
  Reinsurance recoveries                             (164,400)        (95,963)        (21,412)
                                                     --------       ---------       ---------

  Net loss and loss adjustment expenses               109,880          61,461          94,347
  Policy acquisition costs                             21,386          11,260          24,783
  General and administrative and other                 14,196          14,828          13,194
  Asset impairment                                      3,000
  Interest expense                                      3,599           3,706           4,301
                                                    ---------      ----------      ----------

     Total costs and expenses                         152,061          91,255         136,625
                                                     --------       ---------        --------

(LOSS) INCOME BEFORE FEDERAL INCOME TAX
(BENEFIT) EXPENSE AND EXTRAORDINARY GAIN              (12,052)          7,095          17,878

Federal income tax (benefit) expense                   (3,669)          3,602           4,166
                                                    ---------       ---------      ----------

(LOSS) INCOME BEFORE EXTRAORDINARY GAIN                (8,383)          3,493          13,712

Extraordinary gain from debt extinguishment
(net of income tax of
$353, $59 and $25)                                        654             111               48
                                                   ----------      ----------     ------------

NET (LOSS) INCOME                                    $ (7,729)       $  3,604        $ 13,760
                                                     ========        ========        ========



             See the accompanying notes to consolidated statements.

                      CII FINANCIAL, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                        (In thousands, except share data)

                                      ---------------------- ----------- -------------- --------------- ------------- --------------
                                            Common Stock
                                            ------------                    Accumulated
                                                                             Other                       (Accumulated
                                        Number of            Additional   Comprehensive                    Deficit)      Total
                                         Shares               Paid-in      Income (Loss)  Comprehensive    Retained   Stockholder's
                                                      Amount  Capital                     Income (Loss)    Earnings      Equity
                                      ---------------------- ----------- -------------- --------------- ------------- --------------

BALANCE, JANUARY 1, 1998                  100         $3,604   $60,367    $    672                         $(7,165)      $57,478

Comprehensive income:
  Net income                                                                                $13,760         13,760        13,760
  Unrealized gain on
  available-for-sale
     investments, net of tax                                                   (82)             (82)                         (82)
  Reclassification adjustment for
     gains included in net income                                           (1,292)          (1,292)                      (1,292)
                                                                                          ---------
Comprehensive income                                                                        $12,386
                                                                                            =======
Capital contribution from parent                                 3,665                                                     3,665
Stock option activity                                              418                                                       418
                                        -----          -----   -------     --------                        -------       -------
BALANCE, DECEMBER 31, 1998                100          3,604    64,450        (702)                          6,595        73,947

Comprehensive income:
  Net income                                                                                 $3,604          3,604         3,604
  Unrealized loss on
  available-for-sale
     investments, net of tax                                               (11,746)         (11,746)                     (11,746)
  Reclassification adjustment for
     losses included in net income                                             248               248                         248
                                                                                         -----------
Comprehensive loss                                                                       $   (7,894)
                                        -----          -----   -------     --------      ==========        -------       -------
BALANCE, DECEMBER 31, 1999                100          3,604    64,450     (12,200)                         10,199        66,053

Comprehensive income:
  Net loss                                                                                  $(7,729)        (7,729)       (7,729)
  Unrealized gain on
  available-for-sale
     investments, net of tax                                                 7,262            7,262                        7,262
Reclassification adjustment for
     losses included in net loss                                               403              403                          403
                                                                                        -----------
Comprehensive loss                                                                      $       (64)
                                                                                        ===========
Dividend paid to parent                                                                                     (2,637)       (2,637)
                                         -----        ------   -------    --------                      ----------      --------
BALANCE, DECEMBER 31, 2000                100         $3,604   $64,450    $ (4,535)                     $     (167)     $ 63,352
                                          ===         ======   =======    ========                      ==========      ========

             See the accompanying notes to consolidated statements.

                      CII FINANCIAL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                       Year Ended December 31,
                                                                   2000           1999          1998
                                                                   ----           ----          ----

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income                                              $(7,729)          $3,604   $  13,760
  Adjustments to reconcile net (loss) income to net
       cash provided by operating activities:
    Extraordinary gain                                            (1,007)            (170)        (73)
    Depreciation and amortization                                  1,514            1,220       1,550
    Provision for asset impairment                                 3,000
    Provision for losses on premiums                                                 (144)
    Change in assets and liabilities:
       Premiums receivable                                        (2,393)           1,365       1,078
       Investment income receivable                                   74               (3)      1,768
       Deferred policy acquisition costs                             363             (574)         (3)
       Payable to affiliates                                        (360)             662      10,213
       Reinsurance recoverable                                  (115,343)         (73,438)    (37,011)
       Federal income taxes receivable                               236           (4,404)       (697)
       Deferred income taxes                                        (403)           5,887      (1,637)
       Reserve for loss and loss adjustment expense              130,160           32,130       9,565
       Unearned premiums                                             193            2,142        (127)
       Accounts payable and other accrued expenses                 4,443           (3,523)      4,889
       Ceded reinsurance premiums payable                          1,752              582       7,843
       Other assets                                                1,703            5,142     (13,988)
                                                              ----------       ----------   ---------
    Net cash (used in) provided by operating activities           16,203          (29,522)     (2,870)
                                                               ---------        ---------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                              (839)          (4,176)     (4,395)
  Purchase of available-for-sale investments                    (171,369)        (291,863)   (682,334)
  Proceeds from sales/maturities of available-for-sale
      investments                                                169,103          291,919     687,415
  Purchase of held-to-maturity investments                        (1,662)          (7,133)    (38,056)
  Proceeds from maturities of held-to-maturity
      investments                                                  5,466           36,077      18,087
                                                                   -----        ---------   ---------
    Net cash provided by (used in) investing activities              699           24,824     (19,283)
                                                                    ----        ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repurchase of convertible subordinated debentures               (2,432)            (583)     (3,143)
  Dividend to Sierra                                              (2,637)
  Capital contribution                                                                          3,665
  Stock option activity                                           ______          _______          418
                                                                                           -----------
    Net cash (used in) provided by financing activities           (5,069)            (583)         940
                                                                --------      -----------  -----------

NET CHANGE IN CASH AND CASH EQUIVALENTS                           11,833           (5,281)    (21,213)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                  16,833           22,114      43,327
                                                                --------        ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                       $28,666         $ 16,833    $ 22,114
                                                                 =======         ========    ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA
  Cash paid during the year for interest (net of amount         $  3,713         $  3,724   $   4,380
capitalized)
  Cash paid during the year for income taxes                           7            1,834       7,220

             See the accompanying notes to consolidated statements.

                               CII FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              For the Years Ended December 31, 2000, 1999 and 1998




1.    Business

     CII Financial, Inc. ("CII Financial") was incorporated in the State of California on September 15, 1988. On October 31, 1995 Sierra Health Services, Inc. ("Sierra") acquired CII Financial for approximately $76.3 million of common stock in a transaction accounted for as a pooling of interests. CII Financial is a holding company primarily engaging in writing workers' compensation insurance through its wholly-owned subsidiaries, California Indemnity Insurance Company ("California Indemnity"), Commercial Casualty Insurance Company ("Commercial Casualty"), CII Insurance Company ("CII Insurance") and Sierra Insurance Company of Texas ("Sierra Texas").

     As used herein, the term "the Company" means CII Financial, Inc. and its subsidiaries, and the term "CII Financial" means CII Financial, Inc., exclusive of such subsidiaries.

2.    Summary of Significant Accounting Policies

     Principles of Consolidation. All significant intercompany transactions and balances have been eliminated. The consolidated financial statements of CII Financial include the accounts of all of its wholly-owned subsidiaries, California Indemnity, Commercial Casualty, Sierra Texas, CII Insurance, Sierra Insurance Agency, CII Leasing, Inc., Financial Assurance Company, Ltd. and CII Premium Finance Company. CII Leasing, Inc. and CII Premium Finance Company are both inactive subsidiaries.

     Premium Revenues. Revenue from workers' compensation premiums are calculated by formula such that the premium written is earned pro rata over the term of the policy. Premiums written in excess of premiums earned are recorded as unearned premium revenue. The premium for workers' compensation insurance is calculated as a factor of an insured's payroll dollars during the period of coverage. At the inception of the policy, annual payroll dollars are estimated and the policy is issued with estimated annual premiums which are billed based on this estimate. Actual premiums for past interim coverage periods are periodically determined through payroll reporting and interim premium audits. The final actual premium is not determined until a final premium audit is performed, which occurs after the policy has expired. Direct premiums earned but not billed at the end of each accounting period are estimated and accrued, based on historical premium audit trends. Differences between such estimates and final billings are included in current operations. Accrued earned but unbilled premiums are included with premiums receivable. The number and dollar amount of issued workers' compensation insurance policies that are subject to retrospective adjustments based on incurred or paid claims or experienced rated premiums are not significant.

     General  and   Administrative   Expenses.   Policyholder's   dividends  and
management fees are included in general and administrative expenses.

     Deferred Policy Acquisition Costs. Policy acquisition costs consist of commissions, premium taxes and other underwriting costs, which are directly related to the production and retention of new and renewal business and are deferred and amortized as the related premiums are earned. Should it be determined that future policy revenues and earnings on invested funds relating to existing insurance contracts will not be adequate to cover related costs and expenses, deferred costs are expensed.

     Cash and Cash Equivalents. The Company considers cash and cash equivalents as all highly liquid instruments with an original maturity of three months or less at the time of purchase. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of these instruments.

     Investments. Available-for-sale debt securities and preferred stocks are stated at fair value with unrealized gains and losses recorded as a separate component of other comprehensive income (loss), net of deferred income taxes. Held-to-maturity debt securities are carried at amortized cost.

     The insurance subsidiaries are required by state regulatory agencies to maintain certain deposits and must also meet certain net worth and reserve requirements. The Company, and its subsidiaries, are in compliance with the applicable minimum regulatory and capital requirements.

     Investment   income  is  recognized  when  earned.   Gains  and  losses  on
disposition are based on net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

     The Company has an investment in a real estate limited partnership that is accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of earnings, losses and distributions of the Partnership.

     Property and Equipment. Property and equipment, consisting of buildings and leasehold improvements, furniture and fixtures, data processing equipment and vehicles, is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over periods ranging from 5 to 10 years with leasehold improvements depreciated over the term of the lease.

     Reinsurance. In the normal course of business, insurance companies seek to reduce the effects of events that may cause unfavorable underwriting results by reinsuring certain levels of risk in various levels of exposure with reinsurers. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance receivables, including amounts related to paid and unpaid losses, are reported as assets rather than a reduction of the related liabilities.

     Reserve for Loss and Loss Adjustment Expenses. The reserve for workers' compensation loss and loss adjustment expense ("loss and LAE") consists of estimated costs of each unpaid claim reported to the Company prior to the close of the accounting period as well as those incurred but not yet reported. The methods for establishing and reviewing such liabilities are continually reviewed and adjustments are reflected in current operations. The Company does not discount its loss and LAE reserves.

     Income Taxes. The Company accounts for income taxes using the liability method. Deferred income tax assets and liabilities result from temporary differences between the tax basis of assets and liabilities and the reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The Company's temporary differences arise principally from certain net operating losses, accrued expenses, reserves for loss and LAE and depreciation. Federal income taxes are calculated pursuant to a tax allocation agreement between Sierra and the Company. Income taxes are allocated on a separate return basis for each company and tax benefits are recorded only to the extent that an entity could recoup taxes paid in prior years.

     Concentration of Credit Risk. The Company's financial instruments that are exposed to credit risk consist primarily of investments and accounts receivable. The Company maintains cash and cash equivalents and investments with various financial institutions. These financial institutions are located in many different regions, and Company policy is designed to limit exposure with any one institution.

     Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising the Company's customer base and their dispersion across many different industries. These customers are primarily located in the states in which the Company operates, principally California, Colorado, Nevada and Texas. However, the Company is licensed in and does business in several other states. The Company also has receivables from certain reinsurers. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. All reinsurers that the Company has reinsurance contracts with are rated A- or better by the A.M. Best Company.

     Recently Issued Accounting Standards. In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS 133 establishes additional accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position. This statement also defines and allows companies to apply hedge accounting to its designated derivatives under certain instances. It also requires that all derivatives be marked to market on an ongoing basis. This applies whether the derivatives are stand-alone instruments, such as warrants or interest rate swaps, or embedded derivatives, such as call options contained in convertible debt investments. Along with the derivatives, in the case of qualifying hedges, the underlying hedged items are also to be marked to market. These market value adjustments are to be included either in the income statement or other comprehensive income, depending on the nature of the hedged transaction. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over the counter market. In cases where derivatives relate to financial instruments of non-public companies, or where quoted market prices are otherwise not available, such as for derivative financial instruments, fair value is based on estimates using present value or other valuation techniques. The Company does not believe that it has any derivative instruments and does not have any hedging activities. The majority of the Company's investments are held by insurance companies, which are regulated as to the types of investments they may hold.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 clarifies existing accounting principles related to revenue recognition in financial statements. The Company is required to comply with the provisions of SAB 101 in its quarter ended December 31, 2000. Based upon the current nature of the Company's operations, SAB 101 did not have any impact on the Company's results of operations.

     Business Segment. For each of the three year periods ended December 31, 2000, the Company operated in a single business segment, workers' compensation insurance.

     Use of Estimates in the Preparation of Financial Statements. The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts of reported assets and liabilities, particularly loss and LAE reserves and incurred loss and LAE reported in the financial statements. Loss and LAE reserves have a significant degree of uncertainty when related to their subsequent payments. Although reserves are established on the basis of a reasonable estimate, it is not only possible but probable that reserves will differ from their related subsequent developments. Underlying causes for this uncertainty include, but are not limited to, uncertainty in development patterns and unanticipated inflationary trends affecting the services provided by the insurance contract. This uncertainty can result in both adverse as well as favorable development of actual subsequent activity when compared to the reserve established. Any subsequent change in loss and LAE reserves established in a prior year would be reflected in the current year's operating results.

3.    Property and Equipment

     Property and equipment at December 31, consists of the following:

          (In thousands)                                2000              1999
                                                        ----              ----
          Buildings and leasehold improvements          $974             $1,124
          Furniture, fixtures and equipment            3,071              3,003
          Data processing equipment and software       3,920              3,560
          Construction in progress                     1,544              5,178
          Less:  accumulated depreciation             (5,383)            (4,511)
                                                      ------             ------
            Net property and equipment                $4,126             $8,354
                                                     =======             ======

     Depreciation expense in 2000, 1999 and 1998 was $1,368,000,  $1,075,000 and
$1,345,000, respectively.

     During the second quarter of 2000 the Company wrote-off capitalized costs of $3.0 million related to the application development of an information system software project that was canceled because the vendor was unable to fulfill its contractual obligations. The amounts written off include software and consulting costs of $1,621,000 and capitalized internal personnel costs of $1,379,000.

4.    Investments

     The following table summarizes the Company's debt securities and preferred stock investments as of December 31, 2000:

(In thousands)                                                                              Gross        Gross
                                                                             Amortized    Unrealized    Unrealized       Fair
                                                                               Cost         Gains        Losses          Value
                                                                               ----         -----        ------          -----
Available-for-Sale:
U.S. Government
    And its Agencies..........................................               $134,143         $313        $5,393       $129,063
Municipal Obligations.........................................                 13,510           44           280         13,274
Corporate Bonds...............................................                 36,874           70         1,664         35,280
Other.........................................................                     54                                        54
                                                                                   --                                        --
Total Debt Securities.........................................                184,581          427         7,337        177,671
Preferred Stock...............................................                  5,212                         82          5,130
   Total Available-for-Sale...................................               $189,793         $427        $7,419       $182,801
                                                                             ========         ====        ======       ========

Held-to-Maturity
U.S. Government
    And its Agencies..........................................                $12,776         $278         $ 688        $12,366
Municipal Obligations.........................................                  2,886           66                        2,952
Corporate Bonds...............................................                  4,981          139           160          4,960
Other.........................................................                    615                                       615
                                                                                  ---          ---           ---            ---
  Total Held-to-Maturity......................................                $21,258         $483          $848        $20,893
                                                                              =======         ====          ====        =======


The following table summarizes the Company's debt securities and preferred stock investments as of December 31, 1999:

(In thousands)                                                                              Gross        Gross
                                                                             Amortized    Unrealized    Unrealized   Fair
                                                                               Cost         Gains        Losses      Value
                                                                               ----         -----        ------      -----
Available-for-Sale:
U.S. Government
    And its Agencies..........................................               $101,102         $122       $13,041    $ 88,183
Municipal Obligations.........................................                 31,818           20         1,236      30,602
Corporate Bonds...............................................                 32,907           45         1,730      31,222
Other.........................................................                 17,908                      2,619      15,289
                                                                               ------                      -----      ------
Total Debt Securities.........................................                183,735          187        18,626     165,296
Preferred Stock...............................................                  3,817                        331       3,486
                                                                                -----                        ---       -----
  Total Available-for-Sale....................................               $187,552         $187       $18,957    $168,782
                                                                             ========         ====       =======    ========

Held-to-Maturity
U.S. Government
    And its Agencies..........................................                 $9,782         $341         $ 708     $ 9,415
Municipal Obligations.........................................                  5,558           64            55       5,567
Corporate Bonds...............................................                  5,738          115                     5,853
Other.........................................................                  3,945                        751       3,194
                                                                                -----                        ---       -----
  Total Held-to-Maturity......................................                $25,023         $520        $1,514    $ 24,029
                                                                              =======         ====        ======    ========

     The  contractual  maturities  of  available-for-sale   debt  securities  at
December 31, 2000 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.


(In thousands)                                                                 Amortized            Estimated
                                                                                 Cost               Fair Value
                                                                                 ----               ----------
Due in one year or less.......................................              $  31,214            $  31,262
Due after one year through five years.........................                 38,208               38,260
Due after five years through ten years........................                  8,096                8,041
Due after ten years through fifteen years.....................                 11,484               11,272
Due after fifteen years.......................................                 95,579               88,836
                                                                             --------            ---------
     Total....................................................               $184,581             $177,671
                                                                             ========             ========


     The contractual maturities of held-to-maturity debt securities at December 31, 2000 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations:

(In thousands)                                                                Amortized           Estimated
                                                                                 Cost             Fair Value
                                                                                 ----             ----------
Due in one year or less.......................................               $  1,729            $  1,741
Due after one year through five years.........................                  7,191               7,240
Due after five years through ten years........................
Due after ten years through fifteen years.....................                  4,915               5,163
Due after fifteen years.......................................                  7,423               6,749
                                                                            ---------         -----------
     Total....................................................                $21,258            $ 20,893
                                                                              =======            ========


     Gross realized gains on investments for the years ended December 31, 2000, 1999 and 1998 were $450,000, $261,000 and $4,120,000, respectively. Gross realized losses on investments for the years ended December 31, 2000, 1999 and 1998 were $1,070,000, $642,000 and $2,132,000, respectively.

     Investment income, by major category of investments, is summarized as follows:



                                                            Year Ended December 31,
(In thousands)                                        2000            1999              1998
                                                    --------        -------           --------

Interest from debt securities                       $14,035          $14,387             $17,175
Dividend income from preferred stock                    335              411                 511
Mortgage interest                                       842            1,130                 734
Other                                                    45
                                                    -------          -------             -------

     Total investment income                         15,257           15,928              18,420
Investment expenses                                     183               152                179
                                               ------------        ----------         ----------
     Net investment income                          $15,074          $15,776             $18,241
                                                    =======          =======             =======

     Of the total debt securities and cash equivalents, $161,618,000 and $171,639,000, at fair value, were on deposit with regulatory authorities in compliance with certain legal requirements related to the insurance operations at December 31, 2000 and 1999, respectively.

     The Company holds certain mortgage notes on residential and commercial real estate. In connection with CII Financial's relocation of its principal executive offices to Pleasanton, California in July 1992, to retain key officers and other employees, the Company extended mortgage loans for the purchase of such employees' principal residences. The interest rate was reduced to a fixed rate of 3% per annum; the maturity date was fixed to March 2009; and each loan can be assumed, one time, by a qualified purchaser of the employee's residence. The interest rate, upon assumption, increases to 3.5% per annum. As of December 31, 2000 and 1999, the outstanding balances on relocation loans to active employees, which are included on the balance sheet as mortgage loans on affiliated real estate, were $1,257,000 and $2,027,000, respectively. Relocation loans to non-active employees are included on the balance sheet as mortgage loans on non-affiliated real estate and as of December 31, 2000 and 1999, the outstanding balances were $3,327,000 and $2,736,000, respectively. The Company also holds two non-affiliated commercial mortgage loans. One of the commercial mortgage loans is currently in default; the principal balance outstanding was $1,635,000 at December 31, 2000. The property has been appraised at a value that exceeds book value. The interest rate is at the default rate of 16.25%; however, no interest income has been accrued since the default date. The Company is currently litigating the priority of its lien on the property. The Company has made demand under its title insurance policy and will foreclose pending the outcome of the litigation on its claim. The second commercial mortgage loan of $7.4 million was originally financed to Sierra but was assumed by a non-affiliated buyer in conjunction with a sale-leaseback of Sierra's Las Vegas real estate portfolio. The loan to value based on the purchase price was 64%. The interest rate varies each month based on LIBOR plus a margin and the interest rate at December 31, 2000 was 9.84%. The loan matures on December 31, 2001 and the buyer can extend the maturity date for two periods of six months with proper notice to California Indemnity and payment of additional fees.

5.    Reinsurance

     The Company has reinsurance agreements or treaties in effect with unrelated entities. Effective January 1, 2000, the Company entered into a reinsurance contract that provides statutory (unlimited) coverage for workers' compensation claims in excess of $500,000 per occurrence. The contract is in effect for claims occurring on or after January 1, 2000 through December 31, 2000 and was renewed for the year 2001. In 1999 and 1998, workers' compensation claims between $500,000 and $100,000,000 per occurrence are 100% reinsured. In addition, effective July 1, 1998, workers' compensation claims below $500,000 per occurrence were reinsured under quota share and excess of loss reinsurance agreements (referred to as "low level reinsurance") with an A+ rated carrier. Under this agreement, the Company reinsures 30% of the first $10,000 of each loss, 75% of the next $40,000 and 100% of the next $450,000. The Company receives a 9.25% ceding commission from the reinsurer as a partial reimbursement of its operating expenses. The low level reinsurance agreement expired on June 30, 2000; however the Company opted to continue ceding premiums and losses under the low level agreement on a run off basis for all policies in force on June 30, 2000. On July 1, 2000, the Company entered into a reinsurance agreement that covers losses on claims in excess of $250,000 to $500,000 for policies issued after June 30, 2000. The reinsurer has the ability to cancel the agreement if written notice is provided 90 days prior to each annual anniversary of inception.

     The low level reinsurance agreement was consummated early in the fourth quarter of 1998 but coverage was made retroactive to July 1, 1998. Therefore, this agreement contained both retroactive (covering claims occurring in the third calendar quarter of 1998) and prospective reinsurance coverage (covering claims occurring after September 30, 1998) and, in accordance with Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"), the Company has bifurcated the low level reinsurance agreement to account for the different accounting treatments. The amount by which the estimated ceded liabilities exceed the amount paid for the retroactive coverage is reported as a deferred gain and amortized to income as a reduction of incurred losses over the estimated remaining settlement period using the interest method. Any subsequent changes in estimated or actual cash flows related to the retroactive coverage are accounted for by adjusting the previously recorded deferred gain to the balance that would have existed had the revised estimate been available at the inception of the reinsurance transactions, with a corresponding charge or credit to income. During 2000, the Company recorded an adjustment to increase its deferred gain related to retroactive reinsurance coverage by $3,662,000 compared to an increase of $4,615,000 in 1999. For the years ended December 31, 2000, 1999 and 1998, the Company amortized deferred gains of $5,199,000, $3,850,000 and $1,038,000, respectively. Such amortization is included in loss and loss adjustment expenses on the accompanying consolidated statements of operations.

     In accordance with SFAS 113, losses ceded under prospective reinsurance reduce direct incurred losses and amounts recoverable are reported as an asset. At December 31, 2000 and 1999, the amount of reinsurance recoverable under prospective reinsurance contracts for unpaid loss and LAE was $218,757,000 and $110,089,000, respectively. At December 31, 2000 and 1999, the amount of reinsurance recoverable under the retroactive reinsurance contract was $10,863,000 and $14,842,000, respectively. The amount of reinsurance receivable for paid loss and LAE was $17,585,000 and $6,931,000 at December 31, 2000 and 1999, respectively.

     Reinsurance contracts do not relieve the Company from its obligations to enrollees or policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Substantially all of the reinsurance recoverables are due from reinsurers rated A+ by the A.M. Best Company and all amounts are considered to be collectible.

     The following table provides workers' compensation prospective reinsurance information for the periods ended:

(In thousands)                                                                   Change in
                                                               Recoveries       Recoverable
                                                                on Paid          or Unpaid             Premiums
                                                               Loss / LAE        Loss / LAE              Ceded
                                                               ----------        ----------              -----
Year Ended December 31, 2000:
             Low level reinsurance carrier                      $53,408            $100,240             $74,071
             Excess of loss reinsurance carriers                  2,324               8,428               3,449
                                                              ---------           ---------           ---------
      Total                                                     $55,732            $108,668             $77,520
                                                                =======            ========             =======

Year Ended December 31, 1999:
             Low level reinsurance carrier                      $21,941             $69,104             $60,702
             Excess of loss reinsurance carriers                  1,730               3,188               3,025
                                                              ---------           ---------           ---------
      Total                                                     $23,671             $72,292             $63,727
                                                                =======             =======             =======

Year Ended December 31, 1998:
             Low level reinsurance carrier                      $ 1,379             $19,664             $16,095
             Excess of loss reinsurance carriers                  3,292              (2,923)              3,672
                                                               --------            --------           ---------
      Total                                                     $ 4,671             $16,741             $19,767
                                                                =======             =======             =======



6.    Loss and Loss Adjustment Expenses

     The following table provides a reconciliation of the beginning and ending reserve balances for unpaid loss and LAE. The loss estimates are subject to change in subsequent accounting periods and any change to the current reserve estimates would be accounted for in future results of operations.

     While management of the Company believes that current estimates are reasonable, significant adverse or favorable loss development could occur in the future.

(In thousands)                                                 Year Ended December 31,
                                                          2000              1999            1998
                                                        --------          --------        --------

Net beginning loss and LAE reserve                      $134,305          $174,467        $181,643
                                                        --------          --------        --------

Net provision for insured events incurred in:
      Current year                                        86,587            51,541         103,990
      Prior years                                         23,293             9,920          (9,643)
                                                       ---------        ----------     -----------
  Total net provision                                    109,880            61,461          94,347
                                                      ----------         ---------      ----------

Net payments for loss and LAE Attributable to insured events incurred in:
      Current year                                        26,867            21,207          29,591
      Prior years                                         61,521            80,416          71,932
                                                       ---------         ---------       ---------
  Total net payments                                      88,388           101,623         101,523
                                                       ---------          --------        --------

Net ending loss and LAE reserve                          155,797           134,305         174,467
Reinsurance recoverable                                  218,757           110,089          37,797
                                                       ---------          --------       ---------

Gross ending loss and LAE reserve                       $374,554          $244,394        $212,264
                                                        ========          ========        ========


      During the year ended December 31, 2000, the Company experienced net adverse development related to accident years 1999 and prior. Estimated loss and LAE incurred in accident years 1996 to 1998 have developed significantly due to the continuation of increasing claim severity patterns on the Company's California book of business. Many workers' compensation insurance carriers in California are also experiencing high claim severity. Factors influencing the higher claim severity include rising average temporary disability costs, the increase in the number of major permanent disability claims, medical inflation and adverse court decisions related to medical control of a claimant's treatment. For claims occurring on and after July 1, 1998, the Company has reinsured a percentage of the higher claim severity under the Company's low level reinsurance agreement. The low level reinsurance agreement expired on June 30, 2000; however the Company opted to continue ceding premiums and losses under the low level agreement on a run off basis for all policies in force on June 30, 2000. Effective January 1, 2000 we entered into a reinsurance contract that provides statutory (unlimited) coverage for workers' compensation claims in excess of $500,000 per occurrence. The contract is in effect for claims occurring on or after January 1, 2000 through December 31, 2000. On July 1, 2000, the Company entered into a reinsurance agreement that covers losses on claims in excess of $250,000 up to $500,000 for policies issued after June 30, 2000.

      For the year ended December 31, 1999, the Company recorded net adverse loss development on prior accident years of $9.9 million, primarily for accident years 1996 to 1998. This adverse development was largely due to the higher average California claim severity patterns that the Company experienced in the last half of 1999.

      In the year ended December 31, 1998, the Company recorded net favorable loss development of $9.6 million, which was mainly attributable to lower actual paid claims than were previously reserved on accident years prior to 1995.

7.    Long Term Debt

     7 1/2% Convertible Subordinated Debentures. The Company's long-term debt at December 31, 2000 and 1999 consists of convertible subordinated debentures with an outstanding balance of $47,059,000 and $50,498,000, respectively. In September 1991, the Company issued convertible subordinated debentures (the "Debentures") due September 15, 2001. The Debentures bear interest at 7 1/2% which is due semi-annually on March 15 and September 15. Each $1,000 in principal is convertible into 25.382 shares of Sierra common stock at a conversion price of $39.398 per share. Unamortized issuance costs of $91,000 and $362,000 at December 31, 2000 and 1999, are included in other assets on the consolidated balance sheets and are being amortized over the life of the Debentures. Accrued interest on the Debentures as of December 31, 2000 and 1999 was $1,029,000 and $1,099,000, respectively. The Debentures are redeemable in whole or in part, at a redemption price of 100.75% plus accrued interest. The Debentures are subordinated obligations of CII Financial only and were not assumed or guaranteed by Sierra. During the years ended December 31, 2000, 1999 and 1998, the Company and/or Sierra repurchased $3,457,000, $753,000 and $3,216,000, respectively, of the debentures on the open market resulting in extraordinary gains of $1,007,000, $170,000 and $73,000 and a corresponding tax provision of $353,000, $59,000 and $25,000 in 2000, 1999 and 1998, respectively.

     Sale and purchase activity for the Debentures, to parties other than the Company or Sierra, is believed to be minimal and there is no known market quotation system for the Debentures. The fair value of the Debentures at December 31, 2000 and 1999 was estimated to be $23,530,000 and $35,601,000, respectively, which was determined based on purchases made by the Company during September 2000 and the estimated market price on December 31, 1999. The December 31, 2000 price is based on $18,000 stated value debentures purchased for $9,000 and may not be indicative of the actual market value since the Company is not aware of any other recent debenture purchases or market quotes. The Debentures are scheduled to mature on September 15, 2001.


     CII  Financial  has  limited  sources  of cash and  borrowed  approximately
$365,000 from Sierra to make the September 15, 2000 interest payment. CII Financial is dependent upon dividends from its subsidiary, California Indemnity, to meet its debt payment obligations. In calendar years 2000 and 1999, California Indemnity paid dividends of $6.8 million and $6.0 million, respectively, to CII Financial. In calendar year 2001, California Indemnity can only pay a dividend of $174,000 to CII Financial without the prior approval by the California Department of Insurance. Sierra has no obligation to lend any funds to CII Financial to pay the Debentures when they mature. Accordingly, CII Financial does not expect to have readily available funds to pay the Debentures when they mature. The Company is exploring strategies regarding refinancing of the 7 1/2% subordinated convertible debentures including refinancing, extending the maturity date or exchanging the Debentures. There can be no assurances that CII Financial or Sierra will have the cash resources required to meet the obligations under the Debentures or that the Company will be able to successfully implement a strategy for refinancing of the Debentures. On March 16, 2001, the Company announced that the interest payment on the old junior subordinated debentures due March 15, 2001 was not being made. However, the Company subsequently made the interest payment on April 16, 2001. The credit facility also requires that the purchase of old junior subordinated debentures with funds other than those from CII Financial will require an equal permanent reduction in the credit facility limit. In December 2000, CII Financial commenced a proposed exchange offer to the holders of the 7 1/2% debentures to restructure the debt, extend the maturity date and reduce the overall debt of the Company. The offering proposed to exchange an amount of cash plus new senior debentures with a later maturity date and a higher interest rate. In connection with the proposed exchange offering, California Indemnity filed an application with the California Department of Insurance to pay an extraordinary dividend to CII Financial of up to $5.0 million. On February 22, 2001, the California Department of Insurance approved this request.


8.    Commitments and Contingencies

      Leases. The Company is the lessee under several operating leases most of which relate to office facilities and equipment. The rentals on these leases are charged to expense over the lease term and, where applicable, provide for rent escalations based on certain costs and price index factors. The following is a schedule, by year, of the future minimum lease payments under existing operating leases:


                   (In Thousands)
                   Year Ending December 31,
        2001.............................................          $  2,655
        2002.............................................             1,163
        2003.............................................               359
        2004.............................................                 0
        2005.............................................                 0
        Thereafter.......................................                 0
                                                                -----------
             Total.......................................           $ 4,177
                                                                    =======

     Rent expense  totaled  $2,867,000,  $2,602,000 and $1,314,000 in 2000, 1999
and 1998, respectively.

     Guaranty of Sierra's Credit Facility Debt. At June 30, 2000, Sierra was not in compliance with certain financial covenants relating to its line of credit. The lenders provided Sierra with waivers effective June 30, 2000 and expiring October 31, 2000. In consideration for the banks granting one of the waivers, in August 2000, CII Financial became a guarantor of the Sierra's credit facility debt. Should CII Financial be asked by the banks to perform on its guaranty, the Debentures would be subordinated to Sierra's credit facility debt. The waivers expired on October 31, 2000 and Sierra received a Notice of Default from the banks on November 8, 2000. No demand was made by the banks to perform on the guaranty and Sierra was able to amend its credit facility agreement on December 15, 2000. The new Sierra credit facility agreement expires on September 30, 2003. In the amended agreement, CII Financial continues to provide a guaranty of the debt in the event of a default by Sierra.

     Litigation and Legal Matters. The Company is subject to various claims and other litigation in the ordinary course of business. Such litigation includes claims for workers' compensation and claims by providers for payment for medical services rendered to injured workers. In the opinion of the Company's management, the ultimate resolution of pending legal proceedings should not have a material adverse effect on the Company's financial condition.

9.    Federal Income Taxes

      A summary of the provision for income taxes for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                                                            Year Ended December 31,
(In thousands)                                                 2000                   1999                  1998
                                                             --------               --------              ------
 (Benefit) provision for income taxes:
 Current tax on operating results                              $862                $(2,286)               $6,829
 Deferred tax on operating results                           (4,531)                 5,888                (2,663)
                                                           ---------                 -----                 -----
     Total tax on operating results                          (3,669)                 3,602                 4,166
 Current tax on extraordinary gain                              353                     59                    25
                                                        -----------              ---------           -----------
     Total                                                  $(3,316)                $3,661                $4,191
                                                           =========                ======                ======

     The following reconciles the difference between the 2000, 1999 and 1998 reported and statutory (benefit) provision for income taxes:

                                                                      Year Ended December 31,
                                                              2000              1999             1998
                                                             ------            ------           ------
         Statutory rate                                      (35%)              35%              35%
         Tax preferred investments                            (3%)              (6%)             (2%)
         Change in valuation allowance                         9%               16%             (11%)
         Other                                                (4%)               5%               1%
                                                         ---------           ------            -----
            (Benefit) provision for income taxes             (33%)              50%              23%
                                                          ========            =====           ======

     Under the tax sharing agreement, the amount and expiration dates of CII Financial's NOLs as of December 31, 2000 are as follows:

    Generated           Amount              Expires
    ---------           ------              -------
      1993            $ 1,935,000             2008
      1994              7,185,000             2009
      1995              6,533,000             2009
      1995                793,000             2010
      1996              3,339,000             2011
      1997              4,122,000             2012
      1998              3,685,000             2018
      1999              3,250,000             2019
      2000              2,931,000             2020
                        ---------
                      $33,773,000


     The tax effects of significant items comprising the Company's net deferred tax assets at December 31, 2000 and 1999 are as follows:

                                                                               December 31,
In thousands)                                                            2000                1999
                                                                        ------              ------
Deferred tax assets:
         Loss and LAE reserves                                         $ 3,653            $ 1,956
         Accruals not currently deductible                                 412              1,128
         Compensation accruals                                             948                616
         Bad debt allowances                                               507                397
         Loss carryforwards and credits                                 14,767             13,514
         Unearned premiums                                               1,874                935
         Policyholders' dividends                                          613                  0
         Depreciation and amortization                                     424                  0
         Deferred reinsurance gains                                      1,917              2,456
         Unrealized investment losses                                    2,442              6,569
                                                                     ---------           --------
              Total                                                     27,557             27,571

Deferred tax liabilities:
         Deferred policy acquisition costs                                 705                832
         Depreciation and amortization                                       0              1,255
         Other                                                             537                652
                                                                    ----------          ---------
              Total                                                      1,242              2,739

Net deferred tax asset before valuation allowance                       26,315             24,832
Valuation allowance                                                    (11,306)           (10,227)
                                                                      --------           --------

Net deferred tax asset                                                 $15,009            $14,605
                                                                       =======            =======

     In  accordance  with  Statement of Financial  Accounting  Standards No. 109
"Accounting for Income Taxes" ("SFAS 109"), a valuation allowance was established for the net deferred tax assets of the Company during 1991 and 1992 due to significant net operating losses ("NOLs"). In conjunction with the purchase of the Company by Sierra on October 31, 1995, the Company recorded a pooling of interests adjustment to reverse the valuation allowance associated with all of the net deferred tax assets except those related to the NOLs, due to the fact that the Company was subject to both annual and separate company limitations required by the Internal Revenue Code.

     During 1996, 1997 and 1998, the Company reversed the valuation allowances of California Indemnity because the Company realized the benefit of the deferred tax assets that were previously offset by the valuation allowance. The CII Financial valuation allowance was retained because, on a separate return basis, CII Financial has historically had NOLs, including the three years ended December 31, 2000. Under the tax sharing agreement with Sierra, valuation allowances have been established for the net deferred tax asset of CII Financial as it can only utilize these benefits to the extent of separate return income. For the years ended December 31, 2000 and 1999, the Company increased the valuation allowance by $1,079,000 and $1,175,000, respectively, due to operating losses of CII Financial.

         In lieu of state franchise and corporate income taxes, California Indemnity, Commercial Casualty, CII Insurance and Sierra Texas pay premium taxes based upon direct written premiums to the states in which they write business. Premium tax expense of $5,441,000, $4,078,000 and $4,228,000 is included in policy acquisition costs in the consolidated statements of operations for the years ended December 31, 2000, 1999 and 1998, respectively.

      Current tax receivable balances were $1,945,000 and $4,896,000 as of December 31, 2000 and 1999, respectively. These amounts are due from Sierra as the administrative agent under the tax sharing agreement.


10.   Dividend Restrictions - Insurance Subsidiaries

      Under California insurance company statutes and regulations, California Indemnity, Commercial Casualty and CII Insurance are restricted as to the amount of dividends they may pay on their common stock to their respective parent companies. Sierra Texas is regulated by Texas insurance statutes and regulations that are similar to California in terms of paying dividends. No dividends may be paid without at least ten business days prior notice to the Insurance Commissioner. Unless specially approved by the Insurance Commissioner prior to payment, dividends may be paid only out of accumulated earned surplus, excluding any earned surplus attributable to unrealized appreciation in assets or an exchange of assets.

      If a dividend or other distribution is contemplated which, along with all other dividends or distributions made within the preceding twelve months, exceeds the greater of 10% of the insurance company's policyholders' surplus as of the end of the prior calendar year or net income for such calendar year, at least 30 days prior notice to the Commissioner must be given, and no payment of the dividend or distribution may be made unless and until (i) the Commissioner has approved it or (ii) the 30 days have elapsed and the Commissioner has not disapproved the proposed payment.

      Net income and capital and surplus (equity) of domestic insurance subsidiaries, as filed with regulatory authorities on the basis of statutory accounting practices, are summarized as follows (in thousands):

                                                                 Year Ended December 31,
                                                            2000              1999           1998
                                                         ---------         ---------      -------

Statutory net (loss) income for the year ended          $  (6,108)        $  12,283       $  20,877
Statutory capital and surplus at year end                 108,178           118,278         116,580


         Based on its financial position as of December 31, 2000, California Indemnity can pay $174,000 in shareholder dividends to CII Financial during calendar year 2001 without the prior approval of the California Insurance Commissioner. Commercial Casualty, CII Insurance and Sierra Texas can pay $1,504,000, $258,000 and $80,000, respectively to California Indemnity without prior approval of the applicable state insurance commissioner.

         CII Financial, Inc. paid dividends of $2,637,000, in March 2000, to Sierra. California Indemnity paid dividends to CII Financial of $6,800,000 and $6,000,000, during 2000 and 1999, respectively. During 2000 and 1999, Commercial Casualty paid $1,685,000 and $1,700,000, respectively, in dividends to California Indemnity. In 2000, CII Insurance Company paid $375,000 in dividends to California Indemnity. Due notice was filed with the California Department of Insurance, and all payments were made after the expiration of the required waiting period in accordance with California Insurance regulations.

         The National Association of Insurance Commissioners ("NAIC") adopted risk-based capital guidelines for property-casualty insurance companies whereby required statutory surplus would be based, in part, on a formula based risk assessment of the individual investments held in the insurance company's portfolio. The Company's risk-based capital results for the years ended December 31, 2000, 1999 and 1998 exceeded the minimum surplus required under the regulations.

      In March 1998, the NAIC adopted the Codification of Statutory Accounting Principals (the "Codification"). The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, becomes effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The state of California has adopted the Codification with minor exceptions effective January 1, 2001 for use in the preparation of statutory financial statements. Management believes that the Codification will not have a material effect on its statutory financial statements.

11.   Employee Compensation and Benefit Plans

      Defined Contribution Plan. All employees who meet minimum requirements can participate in Sierra's defined contribution pension and 401(k) plan (the "Plan"). The Plan covers all employees who meet certain age and length of service requirements. For the year ended December 31, 1998 and for the six months ended June 30, 1999, the Company contributed a maximum of 2% of eligible employees' compensation and matched 50% of a participant's elective deferral up to a maximum of either 10% of an employee's compensation or the maximum allowable under current IRS statute. Effective July 1, 1999, the Plan was modified such that the Company matches 50%-100% of an employee's elective deferral  and  the  maximum  Company  match  is  6%  of a  participant's  annual compensation, subject to Internal Revenue Service limits. The Plan does not require additional Company contributions. For the years ended December 31, 2000, 1999 and 1998, the Company expensed $500,000, $601,000 and $625,000, respectively, to this plan.

      Executive Retirement Plans. The Company offered key employees and officers a Supplemental Executive Retirement Plan and Supplemental Senior Executive Retirement Plan. Eligibility for participation in both plans was limited to officers and key employees selected and approved by the Board of Directors. These plans were terminated effective October 31, 1995, and there have been no further contributions. Pursuant to contractual obligations under the plans, the Company paid $250,000 to a former plan participant in each of the years ended December 31, 2000, 1999 and 1998.

      Employment Contracts. The Company currently has an employment contract with its Chief Executive Officer expiring December 2001. Minimum aggregate cash compensation obligations under this contract are $214,000 for both 2000 and 2001.

      Employee Stock Purchase Plan. The Company offers employee stock purchase plans through Sierra (the "Purchase Plan") whereby employees may purchase newly issued shares of Sierra stock through payroll deductions at 85% of the fair market value of such shares on specified dates as defined in the Purchase Plan.

      Stock Option Plans. The Company offers several plans, through Sierra, that provide common stock-based awards to employees and to non-employee directors. The plans provide for the granting of options, stock, and other stock-based awards. Awards are granted by a committee appointed by the Sierra Board of Directors and no specific amount has been reserved for the Company's employees. Options become exercisable at such times and in such installments as set by the committee. The exercise price of each option equals the market price of Sierra stock on the date of grant. Stock options generally vest at a rate of 20% - 25% per year. Options generally expire one year after the end of the vesting period. The tax benefit related to the exercise of options by Company employees is passed on to the Company by Sierra. This totaled $0, $0 and $418,000 for 2000, 1999 and 1998, respectively.

     The following table reflects the activity of the stock option plans:

                                                                   Number of               Option              Weighted
                                                                    Shares                  Price            Average Price
                                                                    ------                  -----            -------------

         Outstanding January 1, 1998 ................              413,000            $6.31  -  $24.50           $15.31

            Granted..................................               32,000            16.94  -   22.38            21.53
            Exercised................................             (110,000)            6.31  -   19.08            13.21
            Canceled.................................              (12,000)            9.91  -   24.50            17.85
                                                                ----------
         Outstanding December 31, 1998...............              323,000             6.31  -   24.50            16.56

            Granted..................................              152,000             6.69  -   21.00             8.87
            Exercised................................               (1,000)            6.31  -   11.71             7.81
            Canceled.................................              (19,000)           11.71  -   24.50            13.87
                                                                 ---------
         Outstanding December 31, 1999...............              455,000             6.31  -   24.50            14.12

           Granted...................................              149,000             3.25  -    6.19             3.97
           Canceled..................................             (164,000)            3.25  -   24.50            19.43
                                                                  --------
         Outstanding December 31, 2000...............              440,000             3.25  -   24.50             8.89
                                                                  ========

         Exercisable at December 31, 2000 ...........              124,000           $ 6.31  -  $24.50           $12.86
                                                                  ========


     The following table summarizes information about stock options outstanding at December 31, 2000:

                             Weighted Average                                                Weighted Average
                             Contractual Life                  Options                        Exercise Price
   Range of Exercise                              --------------------------------      -------------------------------
        Prices               Remaining in Days      Outstanding      Exercisable       Outstanding      Exercisable
        ------               -----------------      -----------      -----------       -----------      -----------

   $ 3.25  -  $ 6.69               1,550               219,000            26,000         $ 4.83           $ 6.47
     8.00  -   16.67               1,341               174,000            76,000          10.31            12.19
    19.08  -   21.17                 610                17,000             7,000          20.87            20.74
    22.38  -   24.50                 614                30,000            15,000          23.52            23.72

      Accounting for Stock-Based Compensation. The Company uses the intrinsic value method in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its employee stock option plans nor the Purchase Plan. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income for the years ended December 31 would have been reduced to the pro forma amounts indicated below:

                                                   Years Ended December 31,
                                                   ------------------------
                                         2000          1999           1998
                                         ----          ----           ----

Net Income:  As reported             $(7,729,000)      $3,604,000    $13,760,000
             Pro forma                (8,049,000)      3,188,000      13,479,000

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yield of 0% for all years; expected volatility of 52%, 43% and 37%; risk-free interest rates of 6.72%, 5.86% and 4.43%; and expected lives of four to five years. The weighted average fair value of options granted in 2000, 1999 and 1998 was $2.76, $3.82 and $9.34, respectively.

      The fair value of the look-back option implicit in each offering of the Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yield of 0% for all years; expected volatility of 46%, 45% and 32%; risk-free interest rates of 5.79%, 4.66% and 5.30%; and expected lives of six months for all years.

      During 1999, the Company extended by three years the expiration date for 6,000 options covering shares that would have expired in 1999 and 2000. The exercise price per share for these options ranges from $12.08 to $19.08. No expense was recognized in the consolidated statement of operations related to these options. Expense of $31,000 is included in the pro forma information presented.

      Due to the fact that the Company's stock option programs vest over many years and additional awards are made each year, the above pro forma numbers are not indicative of the financial impact had the disclosure provisions of FAS 123 been applicable to all years of previous option grants. The above numbers do not include the effect of options granted prior to 1995.

12.   Other Related Party Transactions

      The Company entered into a management services agreement with Sierra effective January 1, 1999. The agreement provides investment, accounting, human resources, systems and other administrative services. The fee for the services is based on actual direct and allocable costs related to the services rendered and does not include any management overhead allocations. Allocable costs, consisting primarily of rent and related property expenses, equipment and other non-labor costs, were pro ratably determined using methods that management believes are reasonable and appropriate. The methods of allocations were primarily determined based on the number of employees and occupied square footage. Management fee expense for the years ended December 31, 2000 and 1999 totaled $1,601,000 and $1,338,000, respectively. The Company did not have a management agreement with Sierra prior to January 1, 1999.

      The Company purchases employee health insurance from its affiliates, Health Plan of Nevada, Inc., Sierra Health and Life Insurance Company, Inc. and Texas Health Choice, L.C. The Company paid $672,000, $642,000 and $528,000 to the aforementioned affiliates for years ended December 31, 2000, 1999 and 1998, respectively. The premiums paid to its affiliates were determined on an arms-length basis.

      At January 1, 1998, California Indemnity had an investment in real estate owned and occupied of $11,959,000. During 1998, California Indemnity obtained a mortgage loan on this property in the amount of $5,000,000. In the fourth quarter of 1998, the property, net of the mortgage loan, with a book value of $8,442,000, which approximated fair value, was contributed to a real estate limited partnership of which Sierra is the general partner. California Indemnity agreed to adjust its partnership interest to approximate its occupancy. The adjustment, which was based on the then equity value of the partnership, resulted in Sierra purchasing a portion of California Indemnity's interests for $2,262,000. Simultaneously with the execution of the partnership agreement, California Indemnity contributed one-half of its adjusted interest into the limited partnership, valued at $3,092,000, to its wholly-owned subsidiary, Commercial Casualty. There were no gains or losses recorded on these transactions as book value approximated fair value at the time of the transaction. Together, California Indemnity and Commercial Casualty own limited partner interests totaling approximately 27% of the limited partnership. These transactions were done to enable both companies to qualify for certain premium tax credits in the state of Nevada and were approved by the California Department of Insurance. As part of the transaction to form and fund the limited partnership, California Indemnity was released from any obligation directly under the mortgage loan.

      Concurrent with the sale of the real estate, California Indemnity entered into a rental agreement with the related partnership under which California Indemnity leases a portion of the transferred real estate. Rental expense under this agreement was approximately $1,267,000, $1,168,000 and $270,000 for the years ended December 31, 2000, 1999 and 1998, respectively. In December 2000, in conjunction with a sale-leaseback transaction of Sierra's Las Vegas real estate portfolio, the limited partnership sold the real estate to an unrelated third party and the rental agreement was canceled. Sierra entered into a 15-year master lease with the third party purchaser of this real estate. Effective January 1, 2001, Sierra and California Indemnity have entered into a one-year sublease for the space occupied by California Indemnity. The sublease is subject to the provisions of Sierra's master lease and automatically renews from year to year unless California Indemnity gives notice prior to December 1 of each year.

      In September 1998, California Indemnity refinanced a 15-year mortgage note of an affiliated real estate partnership. Sierra is the majority owner of the partnership. The note is secured by a first deed of trust and pays interest at 7% per annum. The loan to value ratio was approximately 68%. In December 2000, in conjunction with a sale-leaseback of Sierra's Las Vegas real estate portfolio, the mortgage note receivable was paid in full.

      In March 2000, California Indemnity financed a $7,400,000 five-year mortgage note to Sierra. The note was secured by a first deed of trust and earned quarterly interest payments at 8.75% per annum beginning April 1, 2000 until April 1, 2005, when the unpaid principal balance was due and payable in full. The note was callable in April 2001. In December 2000, in conjunction with a sale-leaseback of Sierra's Las Vegas real estate portfolio, the mortgage note was assumed by the buyer. The loan to value based on the purchase price was 64%. The interest rate was increased to 30-day LIBOR plus a margin and the maturity date was set at December 31, 2001. The buyer can extend the maturity date for two periods of six months with proper notice to California Indemnity and payment of additional fees.

      In order to make the September 15, 2000 interest payment on the junior subordinated debentures, Sierra advanced $365,000 to CII Financial, Inc.

13.   Quarterly Results of Operations (Unaudited)

     The following table sets forth the unaudited data regarding operations for each quarter of the years ended December 31, 2000 and 1999. In the opinion of management, such unaudited data includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information presented. The Company's operating results for any quarter are not necessarily indicative of the operating results for any future period.

Year ended December 31, 2000:
(In thousands)                              4th Quarter         3rd Quarter         2nd Quarter        1st Quarter
                                            -----------         -----------         -----------        -----------
Net earned premiums                            $34,604            $38,263              $27,344            $25,344
Net investment income                            3,697              3,817                3,571              3,369
                                               -------          ---------             --------           --------
Total revenues                                  38,301             42,080               30,915             28,713
Costs and expenses                              36,346             40,832               48,957             25,926
                                               -------           --------              -------            -------
Income (loss) before income
    tax and extraordinary gain                   1,955              1,248              (18,042)             2,787
Federal income tax
    Provision (benefit)                          1,233                437               (6,492)             1,153
                                                ------             ------            ----------          --------
Income (loss)before
    extraordinary gain                             722                811              (11,550)             1,634
Extraordinary gain, net of tax                       0                 93                  485                 76
                                               --------          ----------      -------------         ----------

Net income (loss)                                $ 722           $    904             $(11,065)           $ 1,710
                                                 =====           ========             =========           =======

Year ended December 31, 1999:

(In thousands)                              4th Quarter         3rd Quarter         2nd Quarter        1st Quarter
                                            -----------         -----------         -----------        -----------
Net earned premiums                            $24,705            $21,860              $18,470            $17,920
Net investment income                            3,490              3,788                3,944              4,173
                                             ---------          ---------             --------           --------
Total revenues                                  28,195             25,648               22,414             22,093
Costs and expenses                              32,952             21,451               18,641             18,211
                                               -------           --------              -------            -------
(Loss) income before income
    tax and extraordinary gain                  (4,757)             4,197                3,773              3,882
Federal income tax
    (benefit) provision                         (1,212)             1,679                1,535              1,600
                                              --------           --------             --------           --------
(Loss) income before
    extraordinary gain                          (3,545)             2,518                2,238              2,282
Extraordinary gain, net of tax                     109                                       1                  1
                                            ----------          ---------          -----------        -----------

Net (loss) income                             $ (3,436)           $ 2,518              $ 2,239            $ 2,283
                                              ========            =======              =======            =======

                      CII FINANCIAL, INC. AND SUBSIDIARIES
           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                 CONDENSED BALANCE SHEETS - Parent Company Only
                        (In thousands, except share data)

                                                                                    December 31,
                                                                                    ------------
                                                                                 2000           1999
                                                                                 ----           ----
   ASSETS
       Cash and cash equivalents                                           $       499    $       857
       Preferred stock, at fair value (Note a)                                   1,092
       Equity in net assets of subsidiaries                                    111,142        115,002
       Property and equipment, net                                               1,094          1,621

       Other assets                                                                 99            568
                                                                         -------------    ------------

            TOTAL ASSETS                                                      $113,926       $118,048
                                                                              ========       ========


   LIABILITIES AND STOCKHOLDER'S EQUITY
       Convertible subordinated debentures                                   $  47,059      $  50,498
       Net payable to affiliates                                                   418            251
       Accrued interest payable                                                  1,029          1,099
       Accounts payable and accrued expenses                                     2,068            147
                                                                           -----------    -----------
            TOTAL LIABILITIES                                                   50,574         51,995
                                                                            ----------      ---------


   STOCKHOLDER'S EQUITY
       Common stock, no par value, 1,000 shares authorized;
           shares issued and outstanding - 100                                   3,604          3,604
       Additional paid-in capital                                               64,450         64,450
       Accumulated other comprehensive loss:
           Unrealized holding loss on available-for-sale
              investments of subsidiaries                                       (4,535)       (12,200)
       (Accumulated deficit) retained earnings                                    (167)        10,199
                                                                          ------------     ----------
            TOTAL STOCKHOLDER'S EQUITY                                          63,352         66,053
                                                                            ----------     ----------

   TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                 $113,926       $118,048
                                                                              ========       ========

        Note a: The preferred stock was redeemed for $1,092 on January 24, 2001.

                      CII FINANCIAL, INC. AND SUBSIDIARIES
     SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Continued) CONDENSED STATEMENT OF OPERATIONS - Parent Company Only
                                 (In thousands)

                                                                 Year Ended December 31,
                                                                 -----------------------
                                                             2000            1999          1998
                                                             ----            ----          ----

REVENUES
    Net investment income                                 $     51       $        1     $      25
    Other                                                      932            1,084         1,323
                                                          --------          -------      --------

  Total revenues                                               983            1,085         1,348
                                                          --------          -------      --------

EXPENSES
    Interest expense                                         3,607            3,707         3,997
    General and administrative                               1,461              765           897
                                                          --------         --------     ---------

  Total expenses                                             5,068            4,472         4,894
                                                          --------          -------      --------

Equity in undistributed (loss) earnings of
   subsidiaries                                             (4,651)           7,141        17,309
                                                          --------          -------       -------

(LOSS) INCOME BEFORE FEDERAL
INCOME TAX (BENEFIT) EXPENSE
AND EXTRAORDINARY GAIN                                      (8,736)           3,754        13,763

Federal income tax (benefit) expense                          (353)             261            51
                                                          --------         --------    ----------

(LOSS) INCOME BEFORE
EXTRAORDINARY GAIN                                          (8,383)           3,493        13,712

Extraordinary gain from debt extinguishment
(net of income taxes of $353, $59 and $25)                     654              111            48
                                                         ---------         --------    ----------

NET (LOSS) INCOME                                          $(7,729)          $3,604       $13,760
                                                           =======           ======       =======

                      CII FINANCIAL, INC. AND SUBSIDIARIES
     SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Continued) CONDENSED STATEMENT OF CASH FLOWS - Parent Company Only
                                 (In thousands)

                                                                     Year Ended December 31,
                                                                     -----------------------
                                                                 2000          1999         1998
                                                                 ----          ----         ----

CASH FLOW OPERATING ACTIVITIES:
    Net (loss) income                                          $(7,729)        $ 3,604    $ 13,760
    Adjustments to reconcile net (loss) income to net
      cash used in operating activities:
    Equity in undistributed earnings of subsidiaries             4,651          (7,141)    (17,309)
    Extraordinary gain                                          (1,007)           (170)        (73)
    Depreciation and amortization                                  673             721         883
    Change in assets and liabilities:
      Net payable to affiliates                                    167          (2,370)      1,126
      Other assets                                                 397             338        (466)
      Accounts payable and accrued expenses                      1,921              (7)        374
      Interest payable
                                                                   (70)            (18)        (78)
                                                             ---------         -------    --------

Net cash used in operating activities                             (997)         (5,043)     (1,783)
                                                              --------        --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                                             2        (553)
    Purchases of available-for-sale investments                 (1,092)
                                                               --------       --------    --------

Net cash provided by (used in) investing activities             (1,092)              2        (553)
                                                               --------              -  ----------

CASH FLOW FROM FINANCING ACTIVITIES:
    Repurchase of convertible subordinated debentures           (2,432)           (583)     (3,143)
    Capital contribution                                                                     3,665
    Dividend to Sierra                                          (2,637)
    Dividend from subsidiaries                                   6,800           6,000
    Stock option activity                                                                      418
                                                                -------         -------   --------

Net cash provided by financing activities                        1,731           5,417         940
                                                              --------      ----------  ----------

NET CHANGE IN CASH AND CASH
  EQUIVALENTS                                                     (358)            376      (1,396)
                                                            ----------             ---   ---------
CASH AND CASH EQUIVALENTS AT
   BEGINNING OF YEAR                                               857             481       1,877
                                                            ----------             ---   ---------

CASH AND CASH EQUIVALENTS AT END OF
  YEAR                                                       $     499      $      857   $     481
                                                             =========             ===   =========

No person has been authorized to give any information or to make any representations other than those contained in the exchange offer and, if given or made, such information or representations must not be relied upon as having been authorized. This statement and any related documents do not constitute an offer to buy or the solicitation of an offer to sell debentures or common stock in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of CII Financial by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

In order to tender, a holder must send or deliver a properly completed and signed Letter of Transmittal, certificates for old junior subordinated debentures and any other required documents to the Exchange Agent at its address set forth below or tender pursuant to DTC's Automated Tender Offer Program.

                  The Exchange Agent for the Exchange Offer is:

                           WELLS FARGO CORPORATE TRUST

                         By Registered & Certified Mail:
                         -------------------------------
                        WELLS FARGO BANK MINNESOTA, N.A.
                           Corporate Trust Operations
                                  MAC N9303-121
                                   PO Box 1517
                              Minneapolis, MN 55480

                      By Regular Mail or Overnight Courier:
                      -------------------------------------
                        WELLS FARGO BANK MINNESOTA, N.A.
                           Corporate Trust Operations
                                  MAC N9303-121
                            Sixth & Marquette Avenue
                              Minneapolis, MN 55479

                             In Person by Hand Only:
                             -----------------------
                        WELLS FARGO BANK MINNESOTA, N.A.
                      12th Floor - Northstar East Building
                            Corporate Trust Services
                             608 Second Avenue South
                              Minneapolis, MN 55479

                 By Facsimile (for Eligible Institutions only):
                                 (612) 667-4927

                       For Information or Confirmation by
                                   Telephone:
                                 (800) 344-5128

   Any questions or requests for assistance or for additional copies of this Prospectus, the Letter of Transmittal or related documents may be directed to the Information Agent at its telephone number set forth below. A holder may also contact the Dealer Manager at its telephone number set forth below or such holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

                The Information Agent for the Exchange Offer is:

                              D.F. King & Co., Inc.
                                 77 Water Street
                            New York, New York 10005
                Bankers and Brokers Call Collect: (212) 269-5550
                    All Others Call Toll-Free: (800) 735-3591

             The exclusive Dealer Manager for the Exchange Offer is:

                         Banc of America Securities LLC
                        100 North Tryon Street, 7th Floor
                         Charlotte, North Carolina 28255
                     Attention: High Yield Special Products
                            (704) 388-4813 (Collect)
                           (888) 292-0070 (Toll Free)

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

     Section 317 of the California Corporations Code authorizes a corporation to indemnify any director or officer who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to obtain a judgment in its favor) because the person is or was a director or officer of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding. This indemnification is allowed only if the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation. In the case of a criminal proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful. A corporation may advance expenses incurred in defending any proceeding prior to the final disposition of the proceeding if the corporation receives an undertaking by or on behalf of the director or officer to repay that amount if it is ultimately determined that the person is not entitled to be indemnified. A corporation may also indemnify a director or officer against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action by or in the right of the corporation to obtain a judgment in its favor. This indemnification is allowed only if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders.

     The decision of whether indemnification will be provided in a particular case will be made by (i) a majority vote of a quorum consisting of directors who are not parties to the proceeding, (ii) if a quorum is not obtainable, by independent legal counsel in a written opinion, (iii) approval of a majority of the shareholders, excluding the shares of the person to be indemnified; or (iv) the court in which the proceeding is or was pending.

     Indemnification is not allowed if it would be inconsistent with (i) a resolution of the shareholders, (ii) the company's articles of incorporation or by-laws, (iii) an agreement in effect at the time of the cause of action, or
(iv) any condition expressly imposed by a court in approving a settlement.

     In addition, a California corporation may obtain and maintain insurance on behalf of any director or officer of the corporation for any liability asserted against him or her, whether or not the corporation has the power to indemnify him or her against liability under the California Corporations Code.

     Article 7 of CII Financial, Inc.'s (the "Company") by-laws provide for the indemnification under certain conditions of directors, officers, employees any agents acting in their official capacities.

     The Company has not entered into separate indemnification agreements with any of its officers or directors.

     The Company has purchased directors' and officers' liability insurance insuring the Company's officers and directors against certain liabilities and expenses incurred by such persons in such capacities.

Item 21.  Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
Number              Description
------              -----------

1                  --Form of Dealer Management Agreement*

3.1                --Articles of Incorporation of the Company*

3.2                --Bylaws of the Company*

4.1                --Form of Indenture for old junior subordinated debentures due 2001 from the Company to Manufacturers Hanover Trust Company as Trustee dated September 15, 1991, incorporated by reference to Exhibit 4.2 of Post-Effective Amendment No. 1 on Form S-3 to Registration Statement
                    on Form S-4 dated October 6, 1995 (Reg. No. 33-60591)

4.2                --First Supplemental Indenture between the Company, Sierra
                     Health Services, Inc. ("Sierra") and
                     Chemical Bank as Trustee, dated as of October 31, 1995, to Indenture dated September 15, 1991, incorporated by reference to Exhibit 4.3 of Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form S-4 dated October 31, 1995 (Reg. No. 33-60591)

4.3                --Form of Indenture for 9 1/2% senior debentures due
                     September 15, 2004 from the Company to Wells

                    Fargo Bank Minnesota, N.A., as Trustee

4.4                --Specimen 9 1/2% senior debenture due September 15, 2004 of the Company (included in Exhibit 4.3 hereto)

5                  --Opinion of Morgan, Lewis & Bockius LLP as to the legality of the 9 1/2% senior debentures due September 15, 2004 of the Company being registered

8                  --Opinion of Morgan, Lewis & Bockius LLP, special United
                     States tax counsel to Company*

10.1               --Credit  Agreement dated as of October 30, 1998, among
                     Sierra as borrower, Bank of America

                    National Trust and Savings Association as Administrative Agent and Issuing Bank, First Union National Bank as Syndication Agent, and the other financial institutions party thereto, dated as of October 30, 1998, incorporated by reference to Exhibit 10.4 to Sierra's Annual Report on Form 10-K filed for the fiscal year ended December 31, 1998
10.2 --First Amendment to Credit Agreement among Sierra as borrower, Bank of America National Trust and Savings Association as Administrative Agent and Issuing Bank and the other financial institutions party thereto, dated as of November 23, 1998, incorporated by reference to Exhibit 10.5 to Sierra's Annual Report on Form 10-K filed for the fiscal year ended December 31, 1998
10.3 --Second Amendment to Credit Agreement among Sierra as borrower, Bank of America National Trust and Savings Association as Administrative Agent and the other financial institutions party thereto, dated as of January 15, 1999, incorporated by reference to Exhibit 10.6 to Sierra's Annual Report on Form 10-K filed for the fiscal year ended December 31, 1998
10.4 --Third Amendment to Credit Agreement among Sierra as borrower, Bank of America National Trust and Savings Association as Administrative Agent and the other financial institutions party thereto, dated as of September 30, 1999, incorporated by reference to Exhibit 10.7 to Sierra's Annual Report on Form 10-K filed for the fiscal year ended December 31, 1999

10.5               --Amended and Restated Credit Agreement among Sierra as
                     borrower, Bank of America, N.A. as Administrative Agent and Issuing Bank, First Union National Bank, as Syndication Agent and the other financial institutions party thereto, dated as of December 15, 2000, incorporated by reference to Sierra's Current Report on Form 8-K dated December 15, 2000
10.6               --Intercompany Services Agreement dated January 1, 1999, by and between Sierra and California Indemnity Insurance Company*
10.7               --Tax Allocation Agreement dated May 30, 1997, among Sierra,
                     Health Plan of Nevada, the Company, Sierra Health and Life Insurance Company, California Indemnity Insurance Company, Commercial Casualty Insurance Company and CII Insurance Company*
10.8               --HCO Contract with Claims Administrator and Supplement dated
                     January 19, 2001 among California Indemnity Insurance Company, and each of its insurer subsidiaries, and Sierra Health and Life Insurance Company*
10.9               --Agreement and Plan of Merger dated as of June 12, 1995
                     among Sierra, Health Acquisition Corp.,
                     and the Company, incorporated by reference to the Report on Form 8-K dated June 13, 1995, as amended
10.10              --Guaranty, dated as of August 23, 2000, among the Company, among others, as guarantors, in favor of Bank of America National Trust and Savings Association as Administrative Agent and the other financial institutions party thereto, incorporated by reference to Sierra's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2000
10.11              --First and Second Underlying Excess Loss Reinsurance
                     Agreement dated July 1, 1998, by and between Traveler's Indemnity Insurance Company of Illinois, California Indemnity Insurance Company, Commercial Casualty Insurance Company, CII Insurance Company and Sierra Insurance
                     Company of Texas*
10.12              --Casualty Quota Share  Reinsurance  Agreement dated July 1,
                    1998, by and between Traveler's  Indemnity Insurance Company
                    of  Illinois,   California   Indemnity   Insurance  Company,
                    Commercial Casualty Insurance Company, CII Insurance Company and Sierra Insurance Company of Texas*
10.13              --Statutory Workers' Compensation Excess of Loss Reinsurance
                    Agreement dated January 1, 2000, by and between National Union Fire Insurance Company of Pittsburgh, Pennsylvania, California Indemnity Insurance Company, Commercial Casualty
                    Insurance   Company,   CII  Insurance   Company  and  Sierra
                    Insurance Company of Texas*
10.14              --Workers' Compensation Excess of Loss Reinsurance Agreement
                     dated July 1, 2000, by and between National Union Fire Insurance Company of Pittsburgh, Pennsylvania, California Indemnity Insurance Company, Commercial Casualty Insurance Company, CII Insurance Company and Sierra Insurance Company of Texas*
10.15              --Limited Partnership Agreement of the 2716 N. Tenaya Way
                     Limited Partnership dated December 3, 1998, among California Indemnity Insurance Company, Commercial Casualty Insurance Company and Sierra*
10.16              --Sublease of 2716 North Tenaya Way, Las Vegas, Nevada, dated
                     January 25, 2001, among Sierra and California Indemnity Insurance Company*
10.17              --Intercompany Pooling Agreement dated January 1, 1999, among
                     California Indemnity Insurance Company, Commercial Casualty Insurance Company, CII Insurance Company and Sierra Insurance Company of Texas*
10.18              --Investment Services Agreement dated January 1, 1999,
                     between  Sierra and California Indemnity Insurance Company*
10.19              --Investment Services Agreement dated January 1, 1999,
                     between  Sierra and Commercial Casualty Insurance Company*
10.20              --Investment Services Agreement dated January 1, 1999,
                     between  Sierra and CII Insurance Company*
10.21              --Investment Services Agreement dated January 1, 1999,
                     between  Sierra and Sierra  Insurance Company of Texas*

10.22              --Form of Promissory Notes from the Company to Sierra


12                 --Ratio of Earnings to Fixed Charges of the Company
21                 --Subsidiaries of the Company*
23.1               --Consent of Deloitte & Touche LLP
23.2               --Consent of Morgan, Lewis & Bockius LLP (included in the
                     opinions filed as Exhibit 5 and Exhibit 8)
24                 --Powers of Attorney for the Company (included on signature page hereof)*
25                 --Statement of Eligibility of Trustee on Form T-1*
27                 --Financial Data Schedule*
99.1               --Form of Letter of Transmittal*
99.2               --Form of Notice of Guaranteed Delivery*
99.3               --Form of Notice of Brokers, Dealers, Commercial Banks,
                     Trust Companies and other Nominees*
99.4               --Form of Notice to Clients*
99.5               --Form of Company Letter to Debenture holders*
-------------------

* Previously filed.

Item 22. Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material with respect to the plan of distribution and not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on the 18th day of April 2001.


                                   CII FINANCIAL, INC.



                                   By       /s/ Kathleen M. Marlon
                                   ------------------------------------------
                                            Kathleen M. Marlon
                                            President, Chief Executive Officer
                                                and Chairman


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



               Signature                                   Title                                  Date
               ---------                                   -----                                  ----


/s/ Kathleen M. Marlon                   President, Chief Executive Officer,                 April 18, 2001
------------------------------------
          Kathleen M. Marlon             Chairman and Director (Principal

                                         Executive Officer)

/s/ John F. Okita                        Chief Financial Officer (Principal                  April 18, 2001
------------------------------------
             John F. Okita               Financial and Accounting Officer)


/s/ Paul H. Palmer                       Director                                             April 18, 2001
------------------------------------

            Paul H. Palmer


/s/ Frank E. Collins                     Director                                             April 18, 2001
------------------------------------

           Frank E. Collins

                                  Exhibit Index

Exhibit
Number              Description
------              -----------

1                  --Form of Dealer Management Agreement*
3.1                --Articles of Incorporation of the Company*
3.2                --Bylaws of the Company*
4.1                --Form of Indenture for old junior subordinated debentures due 2001 from the Company to Manufacturers Hanover Trust
                    Company as Trustee dated September 15, 1991, incorporated by reference to Exhibit 4.2 of Post-Effective Amendment No. 1 on Form S-3 to Registration Statement on Form S-4 dated October 6, 1995 (Reg. No. 33-60591)
4.2                --First Supplemental Indenture between the Company, Sierra
                     Health Services, Inc. ("Sierra") and
                    Chemical Bank as Trustee, dated as of October 31, 1995, to Indenture dated September 15, 1991, incorporated by reference to Exhibit 4.3 of Post-Effective Amendment No. 2 on Form S-3 to Registration Statement on Form S-4 dated October 31, 1995 (Reg. No. 33-60591)

4.3                --Form of Indenture for 9 1/2% senior debentures due
                     September 15, 2004 from the Company to Wells

                    Fargo Bank Minnesota, N.A., as Trustee

4.4                --Specimen 9 1/2% senior debenture due September 15, 2004 of the Company (included in Exhibit 4.3 hereto)
5                  --Opinion of Morgan, Lewis & Bockius LLP as to the legality of the 9 1/2% senior debentures due September 15, 2004 of the Company being registered
8                  --Opinion of Morgan, Lewis & Bockius LLP, special United
                     States tax counsel to the Company*
10.1               --Credit  Agreement dated as of October 30, 1998, among
                     Sierra as borrower, Bank of America

                    National Trust and Savings Association as Administrative Agent and Issuing Bank, First Union National Bank as Syndication Agent, and the other financial institutions party thereto, dated as of October 30, 1998, incorporated by reference to Exhibit 10.4 to Sierra's Annual Report on Form 10-K filed for the fiscal year ended December 31, 1998
10.2 --First Amendment to Credit Agreement among Sierra as borrower, Bank of America National Trust and Savings Association as Administrative Agent and Issuing Bank and the other financial institutions party thereto, dated as of November 23, 1998, incorporated by reference to Exhibit 10.5 to Sierra's Annual Report on Form 10-K filed for the fiscal year ended December 31, 1998
10.3 --Second Amendment to Credit Agreement among Sierra as borrower, Bank of America National Trust and Savings Association as Administrative Agent and the other financial institutions party thereto, dated as of January 15, 1999, incorporated by reference to Exhibit 10.6 to Sierra's Annual Report on Form 10-K filed for the fiscal year ended December 31, 1998
10.4 --Third Amendment to Credit Agreement among Sierra as borrower, Bank of America National Trust and Savings Association as Administrative Agent and the other financial institutions party thereto, dated as of September 30, 1999, incorporated by reference to Exhibit 10.7 to Sierra's Annual Report on Form 10-K filed for the fiscal year ended December 31, 1999

10.5               --Amended and Restated Credit Agreement among Sierra as
                     borrower, Bank of America, N.A. as Administrative Agent and Issuing Bank, First Union National Bank, as Syndication Agent and the other financial institutions party thereto, dated as of December 15, 2000, incorporated by reference to Sierra's Current Report on Form 8-K dated December 15, 2000
10.6               --Intercompany Services Agreement dated January 1, 1999, by and between Sierra and California Indemnity Insurance Company*
10.7               --Tax Allocation Agreement dated May 30, 1997, among Sierra,
                     Health Plan of Nevada, the Company, Sierra Health and Life Insurance Company, California Indemnity Insurance Company, Commercial Casualty Insurance Company and CII Insurance Company*
10.8               --HCO Contract with Claims Administrator and Supplement
                     dated January 19, 2001 among California Indemnity Insurance Company, and each of its insurer subsidiaries, and Sierra Health and Life Insurance Company*
10.9               --Agreement and Plan of Merger dated as of June 12, 1995
                     among Sierra, Health Acquisition Corp., and the Company, incorporated by reference to the Report on Form 8-K dated June 13, 1995, as amended
10.10              --Guaranty, dated as of August 23, 2000, among the Company, among others, as guarantors, in favor of Bank of America ' National Trust and Savings Association as Administrative Agent and the other financial institutions party thereto, incorporated by reference to Sierra's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2000
10.11              --First and Second Underlying Excess Loss Reinsurance
                     Agreement dated July 1, 1998, by and between Traveler's Indemnity Insurance Company of Illinois, California Indemnity Insurance Company, Commercial Casualty Insurance Company, CII Insurance Company and Sierra Insurance
                     Company of Texas*
10.12 --Casualty Quota Share Reinsurance Agreement dated July 1, 1998, by and between Traveler's Indemnity Insurance Company
                    of  Illinois,   California   Indemnity   Insurance  Company,
                    Commercial Casualty Insurance Company, CII Insurance Company and Sierra Insurance Company of Texas*
10.13 --Statutory Workers' Compensation Excess of Loss Reinsurance Agreement dated January 1, 2000, by and between National Union Fire Insurance Company of Pittsburgh, Pennsylvania, California Indemnity Insurance Company, Commercial Casualty
                    Insurance   Company,   CII  Insurance   Company  and  Sierra
                    Insurance Company of Texas*
10.14              --Workers' Compensation Excess of Loss Reinsurance Agreement
                     dated July 1, 2000, by and between National Union Fire Insurance Company of Pittsburgh, Pennsylvania, California Indemnity Insurance Company, Commercial Casualty Insurance Company, CII Insurance Company and Sierra Insurance Company of Texas*
10.15              --Limited Partnership Agreement of the 2716 N. Tenaya Way
                     Limited Partnership dated December 3, 1998, among California Indemnity Insurance Company, Commercial Casualty Insurance Company and Sierra*
10.16              --Sublease of 2716 North Tenaya Way, Las Vegas, Nevada, dated
                     January 25, 2001, among Sierra and California Indemnity Insurance Company*
10.17              --Intercompany Pooling Agreement dated January 1, 1999, among
                    California Indemnity Insurance Company, Commercial Casualty Insurance Company, CII Insurance Company and Sierra Insurance Company of Texas*

10.18              --Investment Services Agreement dated January 1, 1999,
                     between  Sierra and California Indemnity
                    Insurance Company*
10.19              --Investment Services Agreement dated January 1, 1999,
                     between  Sierra and Commercial Casualty
                    Insurance Company*
10.20              --Investment Services Agreement dated January 1, 1999,
                     between  Sierra and CII Insurance Company*

                   --Investment Services Agreement dated January 1, 1999,
                     between  Sierra and Sierra  Insurance
10.21               Company of Texas*

10.22              --Form of Promissory Notes from the Company to Sierra

12                 --Ratio of Earnings to Fixed Charges of the Company
21                 --Subsidiaries of the Company*
23.1               --Consent of Deloitte & Touche LLP
23.2               --Consent of Morgan, Lewis & Bockius LLP (included in the
                     opinions filed as Exhibit 5 and Exhibit
                      8)
24                 --Powers of Attorney for the Company (included on signature page hereof)*
25                 --Statement of Eligibility of Trustee on Form T-1*
27                 --Financial Data Schedule*
99.1               --Form of Letter of Transmittal*
99.2               --Form of Notice of Guaranteed Delivery*
99.3               --Form of Notice of Brokers, Dealers, Commercial Banks, Trust
                     Companies and other Nominees*
99.4               --Form of Notice to Clients*
99.5               --Form of Company Letter to Debenture holders*
-------------------

* Previously filed.